UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 5, 2025

NETFLIX, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35727	77-0467272
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 Albright Way

Los Gatos, California, 95032

(Address of principal executive offices) (Zip Code)

(408) 540-3700

(Registrant’s telephone number, include area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	NFLX	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 4, 2025, Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix (“Merger Sub”), Warner Bros. Discovery, Inc., a Delaware corporation (“WBD”), and New Topco 25, Inc., a newly formed Delaware corporation and wholly owned subsidiary of WBD (“Newco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms of the Merger Agreement, among other things, (i) a newly formed Delaware corporation and wholly owned subsidiary of Newco will merge with and into WBD (the “Holdco Merger”) in accordance with Section 251(g) of the General Corporation Law of the State of Delaware, with WBD surviving as a wholly owned subsidiary of Newco and with the stockholders of WBD immediately prior to the effective time of the Holdco Merger becoming the stockholders of Newco at and immediately following the effective time of the Holdco Merger, and (ii) following an internal reorganization and the separation and distribution of WBD’s Global Linear Networks business and certain other assets as further described below, as a result of which WBD will hold the Streaming & Studios businesses of WBD (the “Retained Business”), Merger Sub will merge with and into WBD, with WBD surviving as a wholly owned subsidiary of Netflix (the “Merger”). The Boards of Directors of Netflix and WBD have unanimously approved the Merger Agreement, including the Merger and the other transactions contemplated thereby. For the avoidance of doubt, all references to WBD with respect to a matter occurring after the completion of the Holdco Merger will be deemed to be references to Newco.

Separation and Distribution

Prior to the consummation of the Merger, WBD and a newly formed subsidiary of WBD (“SpinCo”) will enter into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), pursuant to which WBD will, among other things, engage in an internal reorganization, including the Holdco Merger, whereby it will transfer to SpinCo its Global Linear Networks business and certain other assets, and SpinCo will assume from WBD certain liabilities associated with such business (the “Separation”). WBD will retain the Retained Business, and all other assets and liabilities not transferred to SpinCo, including WBD’s Streaming & Studios businesses. Following the Separation and prior to the Merger, WBD will distribute all of the issued and outstanding common stock of SpinCo to the holders of outstanding shares of WBD common stock, par value $0.01 per share (the “WBD Common Stock”), on a pro rata basis (the “Distribution”) in accordance with the terms and subject to the conditions of the Separation and Distribution Agreement.

In connection with the transactions contemplated by the Separation and Distribution Agreement, WBD and SpinCo will enter into certain additional agreements, including an Employee Matters Agreement, an Intellectual Property Matters Agreement, a Tax Matters Agreement and a Transition Services Agreement, which will govern certain rights, responsibilities and obligations of WBD and SpinCo, respectively, with respect to the subject matter applicable therein in connection with the Separation and the Distribution. At the effective time of the Distribution, WBD will use commercially reasonable efforts to cause the net debt of SpinCo to equal a specified amount of indebtedness, which may be reduced by WBD in its sole discretion, resulting in a dollar-for-dollar reduction to the price per share of WBD Common Stock payable by Netflix at the effective time of the Merger (the “Effective Time”) (such reduction, the “Net Debt Adjustment”).

Effect on Capital Stock

Following the consummation of the Separation and the Distribution, at the Effective Time, subject to the terms and conditions of the Merger Agreement, each share of WBD Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of WBD Common Stock to be canceled in accordance with the Merger Agreement or as to which appraisal rights have been properly exercised) shall be converted into the right to receive (i) an amount in cash equal to $23.25, without interest (the “Cash Consideration”), and (ii) such number of validly issued, fully paid and nonassessable shares of common stock of Netflix, par value $0.001 per share (the “Buyer Common Stock”) equal to the Exchange Ratio (“Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”), plus cash in lieu of any fractional shares to which such share would otherwise be entitled. The “Exchange Ratio” will be determined based on the per share volume-weighted average trading price of Buyer Common Stock for the fifteen (15) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the closing date of the Merger (the “Average Buyer Stock Price”), and which will be (x) 0.0376, if the Average Buyer Stock Price is equal to or greater than $119.67, (y) the quotient obtained by dividing $4.50 by the Average Buyer Stock Price if the Average Buyer Stock Price is greater than $97.91 but less than $119.67 and (z) 0.0460, if the Average Buyer Stock Price is less than or equal to $97.91, in each case, subject to any Net Debt Adjustment.

Treatment of Equity Awards

Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of WBD Common Stock granted under any WBD stock plan (a “WBD Option”) that is (x) by its terms vested as of the Effective Time, or (y) held by a former employee or service provider of WBD (each, a “Vested WBD Option”), in each case, with an exercise price per share of WBD Common Stock that is less than the sum (rounded to the nearest four decimals) of (1) the Cash Consideration plus (2) an amount in cash equal to the product obtained by multiplying (3) the Exchange Ratio by (4) the Average Buyer Stock Price (the “Merger Consideration Value”), will be canceled in consideration for the right to receive the Merger Consideration (or, for any individual who holds any WBD equity award assumed and adjusted by SpinCo in accordance with the Employee Matters Agreement (each, a “SpinCo Award Holder”), the cash value thereof) in respect of the number of whole and partial shares of WBD Common Stock equal to (i) the product obtained by multiplying (A) the number of shares of WBD Common Stock subject to such Vested WBD Option immediately prior to the Effective Time, and (B) the excess of the Merger Consideration Value over the exercise price per share of WBD Common Stock subject to such Vested WBD Option, divided by (ii) the Merger Consideration Value (the “Net WBD Shares”) as if each Net WBD Share were one share of WBD Common Stock issued and outstanding immediately prior to the Effective Time.

At the Effective Time, each WBD Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Vested WBD Option (an “Unvested WBD Option”) with an exercise price per share of WBD Common Stock that is less than the Merger Consideration Value will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess of the Merger Consideration Value over the per-share exercise price for such Unvested WBD Option, by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD Option immediately prior to the Effective Time (the “Unvested WBD Option Consideration”), with such Unvested WBD Option Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD Option Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD Option Consideration.

At the Effective Time, each WBD Option with an exercise price per share of WBD Common Stock that is equal to or greater than the Merger Consideration Value will be canceled without any cash payment or other consideration being made in respect thereof.

At the Effective Time, each award of restricted stock units corresponding to shares of WBD Common Stock granted pursuant to any WBD stock plan, including performance restricted stock units (a “WBD RSU”) that is vested in accordance with its terms as of the Effective Time or that is held by a non-employee member of the Board of Directors of WBD (each, a “Vested WBD RSU”), will be canceled and converted into the right to receive the Merger Consideration (or, for SpinCo Award Holders, the cash value thereof) with respect to each share of WBD Common Stock underlying such Vested WBD RSU.

At the Effective Time, each WBD RSU Award that is outstanding immediately prior to Effective Time and that is not a Vested WBD RSU (each, an “Unvested WBD RSU”) will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to (x) the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD RSU immediately prior to the Effective Time (the “Unvested Company WBD RSU Consideration”), with such Unvested WBD RSU Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD RSU Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD RSU Consideration.

At the Effective Time, the total number of shares of WBD Common Stock that are subject to each Unvested WBD RSU that remains subject to performance-based vesting conditions as of the Effective Time will be determined by assuming, in respect of such WBD RSU, achievement at the greater of (x) target performance and (y) actual performance extrapolated through the end of the applicable performance period based on actual performance through the closing date of the Merger, determined by the Board of Directors of WBD or a committee thereof in good faith and consistent with past practice.

At the Effective Time, each deferred stock unit of WBD (a “WBD DSU”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the Merger Consideration Value by (B) the number of shares of WBD Common Stock subject to such WBD DSU immediately prior to the Effective Time (the “WBD DSU Consideration”), with such WBD DSU Consideration remaining subject to the same terms and conditions that applied to the corresponding WBD DSU immediately prior to the Effective Time (including with respect to timing of payment).

At the Effective Time, each notional investment unit with respect to shares of WBD Common Stock (a “WBD Notional Unit”) subject to WBD’s Non-Employee Directors Deferral Plan and WBD’s Supplemental Retirement Plan (each, a “WBD DC Plan”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a notional unit with respect to a number of shares of Buyer Common Stock (a “Buyer Notional Unit”) equal to the product obtained by multiplying (A) the Equity Award Exchange Ratio by (B) the number of shares of WBD Common Stock subject to such WBD Notional Unit immediately prior to the Effective Time, with each such Buyer Notional Unit remaining subject to the same terms and conditions that applied to the corresponding WBD Notional Unit immediately prior to the Effective Time (including with respect to timing and form of payment), as set forth in the applicable WBD DC Plan, provided that WBD Notional Units held by SpinCo Award Holders will settle in cash. “Equity Award Exchange Ratio” is determined by summing (i) the Exchange Ratio plus (ii) the fraction obtained by dividing the Cash Consideration by the Average Buyer Stock Price.

Representation and Warranties; Certain Covenants

The Merger Agreement contains customary representations and warranties of Netflix relating to its business and public filings and WBD relating to the Retained Business and public filings, in each case generally subject to materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of WBD, including covenants relating to conducting the Retained Business in the ordinary course consistent with past practice and to refrain from taking certain actions without Netflix’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with such alternative transactions and, subject to certain exceptions, covenants to recommend that WBD’s stockholders approve the Merger and adopt the Merger Agreement (such recommendation, the “WBD Recommendation”). The Merger Agreement also provides for covenants of Netflix, including certain actions that Netflix must refrain from taking without WBD’s consent.

Prior to the adoption of the Merger Agreement by WBD’s stockholders, the board of directors of WBD may, in response to an unsolicited third-party acquisition proposal received after the date of the Merger Agreement, withdraw, qualify, modify or propose publicly to do the foregoing with respect to the WBD Recommendation, or approve, recommend or otherwise declare advisable a Superior Proposal (as defined in the Merger Agreement), or cause WBD to terminate the Merger Agreement, subject to complying with notice requirements and other specified processes in the Merger Agreement, including giving Netflix the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a match right period, and paying Netflix the Company Termination Fee (as defined below) prior to or substantially concurrently with such termination.

The parties have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable under applicable laws to consummate the Merger as promptly as practicable after the date of the Merger Agreement, including to obtain the required regulatory approvals for the Merger, and Netflix has agreed, if required to resolve or eliminate any impediments or objections that may be asserted with respect to the Merger, to certain commitments relating thereto.

Closing Conditions

Consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the consummation of the Separation and Distribution in all material respects in accordance with the principal terms of the Separation and Distribution Agreement, (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of WBD Common Stock entitled to vote (the “WBD Stockholder Approval”) at a meeting of WBD’s stockholders duly called and held for such purpose (the “WBD Stockholder Meeting”), (iii) the authorization for listing on NASDAQ upon official notice of issuance of the shares of Buyer Common Stock issuable to the holders of shares of WBD Common Stock pursuant to the Merger Agreement and the effectiveness of a registration statement on Form S-4 with respect thereto, (iv) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of certain other mandatory waiting periods or receipt of certain other clearances or affirmative approvals of certain other governmental bodies, agencies or authorities and (v) the absence of any law or order, issued by a court or governmental entity of competent jurisdiction, restraining, enjoining, prohibiting or preventing the consummation of the Merger. Each party’s obligation to consummate the Merger is also subject to certain other conditions, including, among others, the accuracy of the other party’s representations and warranties, the other party’s compliance with its pre-closing covenants and agreements contained in the Merger Agreement (in each case, subject to certain qualifications) and the absence of certain changes that have had, or would reasonably be expected to have, a material adverse effect with respect to each of Netflix and the Retained Business of WBD.

Financing

In connection with the Merger Agreement, Netflix entered into a commitment letter, dated as of December 4, 2025 (the “Debt Commitment Letter”), among Netflix, Wells Fargo Bank, National Association (“WFBNA”), Wells Fargo Strategic Capital, Inc. (“WFSCI” and, together with WFBNA, “Wells Fargo Lender”), Wells Fargo Securities, LLC (“Wells Fargo Securities” and, together with Wells Fargo Lender, “Wells Fargo”), BNP Paribas (“BNPP”), BNP Paribas Securities Corp. (“BNPPSC” and, together with BNPP, “BNP”), HSBC Bank USA, National Association (“HSBC USA”), HSBC Continental Europe (“HSBC Europe”), HSBC Bank plc (“HSBC Bank”), HSBC Bank Middle East Limited (“HSBC Middle East” and, together with HSBC USA, HSBC Europe, HSBC Bank and HSBC Middle East, “HSBC Lender”), HSBC Securities (USA) Inc. (“HSI” and, together with HSBC Lender, “HSBC” and, together with Wells Fargo and BNP, collectively, the “Commitment Parties”), pursuant to which the Commitment Parties have agreed to provide, subject to the satisfaction of customary closing conditions, up to $59,000,000,000 of senior unsecured bridge term loans for the purpose of financing the cash portion of the purchase price required under the Merger Agreement, to pay certain fees, costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and the Debt Commitment Letter and, at the option of Netflix, to refinance certain indebtedness. The receipt of financing by Netflix is not a condition to Netflix’s obligation to consummate the Merger. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Termination Rights and Fees

The Merger Agreement also provides for certain mutual termination rights. Subject to certain limitations, the Merger Agreement may be terminated by either Netflix or WBD (i) by mutual written consent, (ii) if the WBD Stockholder Meeting concludes without obtaining the WBD Stockholder Approval, (iii) if any governmental entity of competent jurisdiction issues, enacts, enforces or enters any order permanently enjoining or prohibiting the consummation of the Merger, and such order becomes final and non-appealable or (iv) subject to certain limitations, if the Effective Time has not occurred on or before 11:59 p.m., Eastern time, on March 4, 2027 (the “End Date”), subject to two automatic three (3)-month extensions if on both such dates all of the closing conditions, except those related to regulatory approvals and governmental orders, have been satisfied or waived. In addition, (x) the Merger Agreement may be terminated by Netflix (A) due to certain breaches by WBD of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, or (B) if prior to the WBD Stockholder Meeting, the Board of Directors of WBD effects a change in the WBD Recommendation, and (y) the Merger Agreement may be terminated by WBD (A) due to certain breaches by Netflix of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights or (B) if prior to the WBD Stockholder Meeting, WBD determines to enter into a definitive agreement providing for a Superior Proposal.

If, prior to receipt of WBD Stockholder Approval, (i) the Merger Agreement is terminated by WBD in order to enter into a definitive agreement providing for a Superior Proposal, (ii) the Merger Agreement is terminated by Netflix because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Merger Agreement, (iii) the Merger Agreement is terminated by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained and, immediately prior to the WBD Stockholder Meeting, Netflix would have been entitled to terminate the Merger Agreement because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Merger Agreement or (iv) (x) after the date of the Merger Agreement, an acquisition proposal is publicly proposed or publicly disclosed prior to the WBD Stockholder Meeting (a “WBD Qualifying Transaction”), (y) the Merger Agreement is terminated (1) by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained or (2) by Netflix as a result of a willful breach by WBD of its covenants in the Merger Agreement and (z) concurrently with or within twelve (12) months after such termination, WBD (x) consummates a WBD Qualifying Transaction or (y) enters into a definitive agreement providing for a WBD Qualifying Transaction, then WBD will be obligated to pay Netflix a fee equal to $2,800,000,000 (the “Company Termination Fee”).

Netflix will pay WBD a termination fee of $5,800,000,000 if the Merger Agreement is not consummated under certain circumstances relating to the failure to obtain approvals, or there is a final, non-appealable order preventing the transaction, in each case, relating to antitrust laws or foreign regulatory laws.

The Merger Agreement also provides that either party may seek to compel the other party to specifically perform its obligations under the Merger Agreement.

Description of Merger Not Complete

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Netflix, WBD or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Netflix’s or WBD’s respective public disclosures.

Item 7.01 Regulation FD Disclosure

On December 5, 2025, Netflix and WBD issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein. The press release also announced that Netflix will be hosting an investor conference call and webcast at 5 a.m. Pacific time, on December 5, 2025, to discuss the transactions contemplated by the Merger Agreement.

The information contained in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 4, 2025, by and among Netflix, Inc., Nightingale Sub, Inc., Warner Bros. Discovery, Inc. and New Topco 25, Inc.*

10.1	Commitment Letter, dated as of December 4, 2025, by and among Netflix, Inc., Wells Fargo Bank, National Association, Wells Fargo Strategic Capital, Inc., Wells Fargo Securities, LLC, BNP Paribas, BNP Paribas Securities Corp., HSBC Bank USA, National Association, HSBC Continental Europe, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Securities (USA) Inc.

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. Netflix agrees to furnish supplementally a copy of any omitted annexes, schedules or exhibits to the SEC upon request.

99.1	Press Release, dated December 5, 2025, jointly issued by Netflix, Inc. and Warner Bros. Discovery, Inc.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Important Information and Where to Find It

In connection with the Merger between WBD and Netflix, Netflix intends to file with the U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement, which will include a prospectus with respect to the shares of Buyer Common Stock to be issued in the Merger and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. WBD also intends to file a registration statement for SpinCo. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the Merger. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE MERGER AND RELATED MATTERS. The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx. The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com.

Participants in the Solicitation

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the Merger under the rules of the SEC. Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 15, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix’s and WBD’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Merger and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Merger or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Merger on anticipated terms and timing, including obtaining stockholder and regulatory approvals, consummating the Separation and the Distribution, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the Merger; (ii) failure to realize the anticipated benefits of the Merger, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the Merger that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the Merger will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Merger; (ix) uncertainty as to the long-term value of Netflix’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Merger that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the Merger that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Netflix’s and WBD’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the Merger, will be more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the Merger. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2025	NETFLIX, INC.

	By:	/s/ David Hyman
David Hyman
Chief Legal Officer and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

WARNER BROS. DISCOVERY, INC.,

NEW TOPCO 25, INC.,

NETFLIX, INC.

and

NIGHTINGALE SUB, INC.

Dated as of December 4, 2025

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TABLE OF CONTENTS

		Page

Section 6.11	Takeover Statutes	65
Section 6.12	Section 16 Matters	69
Section 6.13	Transaction Litigation	66
Section 6.14	New Company Substitution; New Company Stockholder Consent; HoldCo Reorganization	66
Section 6.15	Separation and Distribution	67
Section 6.16	Financing	67

ARTICLE VII

CONDITIONS

Section 7.1	Conditions to Obligation of Each Party	74
Section 7.2	Conditions to Obligation of the Company to Effect the Merger	75
Section 7.3	Conditions to Obligation of Buyer and Merger Sub to Effect the Merger	76
Section 7.4	Frustration of Closing Conditions	77

ARTICLE VIII

TERMINATION

Section 8.1	Termination or Abandonment	77
Section 8.2	Effect of Termination	78
Section 8.3	Termination Fees	79

ARTICLE IX

MISCELLANEOUS AND GENERAL

Section 9.1	Survival	80
Section 9.2	Modification or Amendment; Waiver	81
Section 9.3	Counterparts	81
Section 9.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	81
Section 9.5	Specific Performance	82
Section 9.6	Notices	83
Section 9.7	Entire Agreement	84
Section 9.8	Third-Party Beneficiaries	84
Section 9.9	Non-Recourse	85
Section 9.10	Fulfillment of Obligations	85
Section 9.11	Expenses	86
Section 9.12	Severability	86
Section 9.13	Successors and Assigns	86
Section 9.14	Interpretation and Construction	86
Section 9.15	Matters Concerning Financing Related Parties	87

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TABLE OF CONTENTS

Page

ANNEXES AND EXHIBITS

Exhibit A	Form of Separation and Distribution Agreement

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 4, 2025, is entered into by and among Warner Bros. Discovery, Inc., a Delaware corporation (“Company”), Netflix, Inc., a Delaware corporation (“Buyer”), Nightingale Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), and New Topco 25, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“New Company” and, together with the Company, Buyer and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, prior to the Closing Date and following the receipt of the Company Stockholder Approval, the Company will effect or cause to be effected the following internal restructuring transactions, in the following order: (i) the Company will assign to the New Company, and will cause the New Company to assume, all of the Company’s rights, obligations and responsibilities under this Agreement and provide written notice to Buyer and the New Company of such assignment and assumption and thereupon the New Company will, among other things, replace the Company as a constituent corporation in the Merger and the New Company and Merger Sub will be, for all purposes under the General Corporation Law of the State of Delaware (the “DGCL”), the only constituent corporations in the Merger, and the New Company will be the Surviving Corporation in the Merger (the “New Company Substitution”), (ii) immediately following the New Company Substitution, the Company, as the sole stockholder of the New Company, will execute and deliver a written consent in accordance with Section 228 of the DGCL approving the Merger and adopting this Agreement (the “New Company Stockholder Consent”), (iii) immediately following execution and delivery of the New Company Stockholder Consent, the Company will cause a new Delaware corporation formed by the New Company to merge with and into the Company (the “Holdco Merger”), in accordance with Section 251(g) of the DGCL, with the Company surviving as a wholly owned Subsidiary of the New Company and with the stockholders of the Company immediately prior to the effective time of the Holdco Merger becoming the stockholders of the New Company at and following the effective time of the Holdco Merger, and (iv) effective immediately following the Holdco Merger, the New Company will cause the Company to convert into a Delaware limited liability company (the “Company Conversion” and, together with the Holdco Merger, the “Holdco Reorganization”);

WHEREAS, the Holdco Reorganization is intended to qualify as a reorganization pursuant to Section 368(a)(1)(F) of the Code;

WHEREAS, the New Company will not have any rights or obligations under this Agreement prior to the effectiveness of the completion of the Holdco Reorganization, and, upon the effectiveness of the completion of the Holdco Reorganization, all of the rights and obligations of the Company under this Agreement will be deemed to have been novated, assigned to, assumed by and vested in the New Company;

WHEREAS, on or prior to the Closing Date but following the Holdco Reorganization, the Company and Spinco (as defined in the Separation and Distribution Agreement) will enter into a Separation and Distribution Agreement, substantially in the form attached hereto as Exhibit A (as may be amended, restated or otherwise modified in accordance with the terms thereof, the “Separation and Distribution Agreement”), pursuant to which, among other things, the Spinco Business (as defined in the Separation and Distribution Agreement) will be separated from the Company Business (as defined in the Separation and Distribution Agreement) and the capital stock of Spinco will be distributed to the stockholders of the Company in the Distribution;

WHEREAS, the Company, Buyer and Merger Sub desire to effect the acquisition of the Company by Buyer through the merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”), in accordance with the DGCL, and each share of common stock, par value $0.01 per share, of the Company (“Company Stock”) being converted into the right to receive (i) an amount in cash equal to the Per Share Cash Amount, without interest (such amount, the “Cash Consideration”) and (ii) such number (including fractions thereof) of validly issued, fully paid and nonassessable shares of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (iv) resolved to recommend that the Company’s stockholders approve the Merger and adopt this Agreement (the “Company Recommendation”) and directed that this Agreement be submitted to the holders of Company Stock for their adoption;

WHEREAS, the board of directors of the New Company (the “New Company Board”) has (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the New Company and its stockholder(s), (ii) determined that it is in the best interests of the New Company and its stockholder(s) and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the New Company of this Agreement, the performance by the New Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (iv) resolved to recommend that the New Company’s stockholder(s) approve the Merger and adopt this Agreement and directed that this Agreement be submitted to the stockholder(s) of the Company for their adoption;

WHEREAS, the board of directors of Buyer (the “Buyer Board”) has (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Buyer Common Stock pursuant to the Merger and this Agreement (the “Buyer Share Issuance”), are fair to, and in the best interests of, Buyer and its stockholders, (ii) determined that it is in the best interests of Buyer and its stockholders and declared it advisable to enter into this Agreement, and (iii) approved the execution and delivery by Buyer of this Agreement, the performance by Buyer of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger and the Buyer Share Issuance, upon the terms and subject to the conditions set forth herein;

WHEREAS, (i) the board of directors of Merger Sub has approved this Agreement and determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and Buyer, its sole stockholder, and (ii) Buyer, in its capacity as the sole stockholder of Merger Sub, has approved the Merger and adopted this Agreement; and

WHEREAS, Buyer, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as set forth herein.

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Buyer. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Eastern Time, remotely via electronic exchange of documents and signatures, no later than the second Business Day (the “Specified Date”) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Buyer and the Company (the date of the Closing, the “Closing Date”).

Section 1.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Buyer and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4 The Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company, as in effect as of immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable Law.

Section 1.5 The Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter duly amended as provided therein or by applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, incapacity or removal: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 1.7 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Buyer or Merger Sub or any other Person:

(a) All shares of Company Stock that are owned, directly or indirectly, by Buyer, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) to be canceled in accordance with Section 2.1(a), and (ii) subject to the provisions of Section 2.4) shall be converted into the right to receive the Merger Consideration, subject to the provisions of this Article II.

(c) All shares of Company Stock converted into the Merger Consideration pursuant to this Section 2.1 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (ii) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (subject to Section 2.4) the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in Section 3.2.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Section 8.1, the outstanding shares of Buyer Common Stock or Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period (in each case, other than the Distribution, except to account for changes in the number of outstanding shares of Company Stock, Company Options, Company RSUs, Company PRSUs, Company DSUs and Company Notional Units, as a result of the Distribution being consummated pursuant to a merger in accordance with Section 3.5 of the Separation and Distribution Agreement), then the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Buyer and the holders of Company Stock (including Company Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.3 Fractional Shares. No fractional shares of Buyer Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Buyer Common Stock. All fractional shares to which a single record holder of Company Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Stock that would otherwise be entitled to such fractional shares shall be entitled to be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (a) such fractional part of a share of Buyer Common Stock and (b) the Average Buyer Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Stock in lieu of any fractional share interests in Buyer Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Stock entitled to receive such cash.

Section 2.4 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 2.1(a)) and that are held by any Person who is entitled to demand and has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the Merger Consideration as provided in Section 2.1, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the “fair value” of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 2.1. The Company shall provide prompt notice to Buyer of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. Buyer shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. The foregoing sentences in Section 2.4 shall not apply or be operative if the New Company does not deliver an appraisal rights notice prior to the Effective Time, except that any demand for appraisal that was properly delivered by a former holder of Company Stock in accordance with Section 262(d)(1) of the DGCL and in connection with the Company Stockholder Meeting, shall be deemed to a demand for appraisal with respect to a holder’s shares of New Company Stock and such shares of New Company Stock shall be deemed to be Appraisal Shares under the Merger Agreement and for purposes of Section 262 of the DGCL, provided that the holder thereof has complied with the other requirements of Section 262 of the DGCL prior to, at and following the Effective Time (collectively, a “Prior Company Appraisal Demand”). The New Company, in its capacity as the Surviving Corporation, shall deliver an appraisal rights notice to the stockholders of the New Company immediately prior to the effective time in accordance with Section 262(d)(2) of the DGCL. For the avoidance of doubt, any holder of New Company Stock that has properly delivered a Prior Company Appraisal Demand shall not be required to deliver a separate appraisal demand following the Effective Time.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

Section 3.1 Exchange Agent. Prior to the Effective Time, Buyer shall enter into a customary exchange agreement with a nationally recognized bank or trust company designated by Buyer and reasonably acceptable to the Company (the “Exchange Agent”). Prior to the Effective Time, Buyer shall provide or shall cause to be provided to the Exchange Agent (i) cash in an aggregate amount sufficient to pay the Cash Consideration and (ii) shares of Buyer Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration, and after the Effective Time, Buyer shall deposit with the Exchange Agent, as necessary from time to time, any dividends or distributions payable on such shares of Buyer Common Stock pursuant to Section 3.3 which had not theretofore been surrendered for exchange pursuant to Section 3.2 (such cash, shares of Buyer Common Stock and dividends or other distributions with respect thereto are collectively referred to as the “Exchange Fund”). Buyer shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.3. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.1 out of the Exchange Fund. Except as provided in Section 3.8, the Exchange Fund shall not be used for any other purpose.

Section 3.2 Exchange Procedures.

(a) Certificates. Buyer shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.1, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form reasonably satisfactory to the Company) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Buyer, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Buyer shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Stock previously represented by such Certificate, (B) the number of shares of Buyer Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 3.2(a)), (C) any dividends or other distributions payable pursuant to Section 3.3(a) and (D) cash in lieu of fractional shares of Buyer Common Stock payable pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Buyer that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(b) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.1 shall automatically upon the Effective Time be entitled to receive, and Buyer shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, (B) the number of shares of Buyer Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 3.2(b)), (C) any dividends or other distributions payable pursuant to Section 3.3(b) and (D) cash in lieu of fractional shares of Buyer Common Stock payable pursuant to Section 2.3, and the Book-Entry Shares of such holder shall forthwith be canceled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

Section 3.3 Distributions with Respect to Unexchanged Shares.

(a) Certificates. No dividends or other distributions with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3, until the surrender of such Certificate in accordance with this Article III. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Buyer Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(a), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Buyer Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(a), and a payment date subsequent to such delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(a), payable with respect to such shares of Buyer Common Stock.

(b) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the shares of Buyer Common Stock issued in exchange for Book-Entry Shares in accordance with this Article III, without interest, (A) at the time of delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Buyer Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 3.2(b), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 3.2(b), payable with respect to such shares of Buyer Common Stock.

Section 3.4 Full Satisfaction. The Merger Consideration issued and paid in accordance with the terms of this Article III upon the surrender of the Certificates (or immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 3.3). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III.

Section 3.5 Undistributed Exchange Funds. Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration and any dividends or other distributions with respect to Buyer Common Stock as contemplated by Section 3.3.

Section 3.6 Abandoned Property, Escheat or Similar Laws. None of Buyer, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Buyer Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.7 Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Buyer, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Buyer or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 3.3 had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

Section 3.8 Investment of Exchange Funds. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Buyer; provided, however, that no investment interest, gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest or gains resulting from such investments shall be the sole and exclusive property of Buyer payable to Buyer upon its request, and no part of such interest or gains shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). If for any reason (including investment losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Buyer shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

Section 3.9 Treatment of Equity Awards.

(a) As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Company, Buyer or Merger Sub:

(i) Company Options.

(A) Each Company Option that is outstanding immediately prior to the Effective Time and that is (x) vested in accordance with all applicable terms as of the Effective Time or (y) that is held by a former employee or service provider of the Company (each, a “Vested Company Option”) shall be cancelled and converted into the right to receive the Merger Consideration in respect of the Net Company Shares underlying such Vested Company Option in accordance with Section 2.1(c) as if each of the Net Company Shares were one share of Company Stock issued and outstanding immediately prior to the Effective Time (the “Vested Company Option Consideration”), except as set forth in Section 3.9(a)(vi); provided, however, that if the exercise price per share of Company Stock of such Vested Company Option is equal to or greater than the Merger Consideration Value, such Vested Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof.

(B) Each Company Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Vested Company Option (each, an “Unvested Company Option”) shall be assumed by Buyer and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration Value over the per-share exercise price for such Unvested Company Option, by (ii) the total number of shares of Company Stock subject to such Unvested Company Option immediately prior to the Effective Time (the “Unvested Company Option Consideration”); provided, however, that if the exercise price per share of Company Stock of such Unvested Company Option is equal to or greater than the Merger Consideration Value, such Unvested Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof. Subject to the holder’s Continued Service through the applicable vesting dates, such Unvested Company Option Consideration shall vest and become payable at the same time as the Unvested Company Option from which such Unvested Company Option Consideration was converted would have vested and become exercisable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as were applicable to the underlying Unvested Company Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Buyer are appropriate to conform the administration of the Unvested Company Option Consideration amounts and are not adverse to such holders) with respect to their receipt of the Unvested Company Option Consideration.

(ii) Company RSUs.

(A) Each Company RSU that is outstanding immediately prior to the Effective Time and that is vested in accordance with all applicable terms as of the Effective Time or that is held by a non-employee member of the Company Board (each, a “Vested Company RSU”) shall be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Stock underlying such Vested Company RSU pursuant to Section 2.1(c) (the “Vested Company RSU Consideration”), except as set forth in Section 3.9(a)(iv).

(B) Each Company RSU that is outstanding immediately prior to the Effective Time and that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be assumed by Buyer and automatically converted into the contingent right to receive an amount in cash, without interest, equal to (x) the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time (the “Unvested Company RSU Consideration”). Subject to the holder’s Continued Service through the applicable vesting dates, such Unvested Company RSU Consideration shall vest and become payable at the same time as the Unvested Company RSU from which such Unvested Company RSU Consideration was converted would have vested and been payable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as were applicable to the underlying Unvested Company RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Buyer are appropriate to conform the administration of the Unvested Company RSU Consideration amounts and are not adverse to such holders) with respect to their receipt of the Unvested Company RSU Consideration.

(iii) Company PRSUs.

(A) Each Company PRSU that is outstanding immediately prior to the Effective Time and that is vested in accordance with all applicable terms as of the Effective Time (each, a “Vested Company PRSU”) shall be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Stock underlying such Vested Company PRSU pursuant to Section 2.1(c) (with the number of shares of Company Stock subject to such Vested Company PRSU determined based on the attainment of the applicable performance measures at the actual level of performance by the Company Board or a committee thereof in the ordinary course of business and consistent with past practice) (the “Vested Company PRSU Consideration”), except as otherwise set forth in Section 3.9(a)(vi).

(B) Each Company PRSU that is outstanding immediately prior to the Effective Time and that is not a Vested Company PRSU (each, an “Unvested Company PRSU”) shall be assumed by Buyer and automatically converted into the contingent right to receive an amount in cash, without interest, equal to (x) the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of Company Stock subject to such Company PRSU immediately prior to the Effective Time (after taking into account the treatment of the applicable performance-vesting conditions in accordance with the last sentence of this Section 3.9(a)(iii)(B)) (the “Unvested Company PRSU Consideration”). Subject to the holder’s Continued Service through the applicable vesting dates, such Unvested Company PRSU Consideration shall vest and become payable at the same time as the Unvested Company PRSU from which such Unvested Company PRSU Consideration was converted would have vested and been payable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as were applicable to the underlying Unvested Company PRSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Buyer are appropriate to conform the administration of the Unvested Company PRSU Consideration amounts and not adverse to such holders) with respect to their receipt of the Unvested Company PRSU Consideration. The performance-based vesting conditions applicable to any Company PRSU (1) for which the applicable performance period has been completed prior to the Effective Time shall be determined based on actual performance and (2) for which the applicable performance period has not been completed prior to the Effective Time shall be deemed to have been achieved at the greater of (I) target performance and (II) actual performance extrapolated through the end of the applicable performance period based on actual performance through the Closing Date , determined by the Company Board or a committee thereof in good faith and consistent with past practices, in each case, for purposes of the conversion set forth in this Section 3.9(a)(iii).

(iv) Company DSUs. Each Company DSU that is outstanding immediately prior to the Effective Time shall be assumed by Buyer and automatically converted into a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the Merger Consideration Value by (B) the number of shares of Company Stock subject to such Company DSU immediately prior to the Effective Time (the “Company DSU Consideration”). The Company DSU Consideration shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company DSU immediately prior to the Effective Time except as set forth in this Section 3.9(a)(iv) (including with respect to timing of payment).

(v) Company Notional Units. Each Company Notional Unit that is outstanding immediately prior to the Effective Time shall be assumed by Buyer and automatically converted into a notional unit with respect to a number of shares of Buyer Common Stock (a “Buyer Notional Unit”) equal to the product (rounded down to the nearest whole share) obtained by multiplying (A) the Equity Award Exchange Ratio by (B) the number of shares of Company Stock subject to such Company Notional Unit immediately prior to the Effective Time. Each such Buyer Notional Unit as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Notional Unit immediately prior to the Effective Time (including with respect to timing and form of payment), as set forth in the applicable Company DC Plan, provided that Buyer Notional Units held by SpinCo Award Holders shall be settled in cash.

(vi) SpinCo Award Holders. Notwithstanding anything in this Agreement (including, without limitation, the foregoing subsections of Section 3.9) to the contrary, solely with respect to SpinCo Award Holders: (a) Vested Company Option Consideration shall instead be payable entirely in cash, without interest, such that each vested Company Option shall be cancelled and converted into the right to receive the Merger Consideration Value in respect of each Net Company Share underlying such Vested Company Option; (b) Vested Company RSU Consideration shall instead be payable entirely in cash, without interest, such that each Vested Company RSU shall be cancelled and converted into the right to receive the Merger Consideration Value with respect to each share of Company Stock underlying such Vested Company RSU; (c) Vested Company PRSU Consideration shall instead be payable entirely in cash, without interest, such that each vested Company PRSU shall be cancelled and converted into the right to receive the Merger Consideration Value with respect to each share of Company Stock underlying such Vested Company PRSU (with the number of shares of Company Stock subject to such Vested Company PRSU determined in accordance with Section 3.9(a)(iii)(A)).

(vii) Certain Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any appropriate committee thereof) and Buyer shall take all necessary action for the assumption, conversion, adjustment and payment of Unvested Company Options, Vested Company Options, Unvested Company RSUs, Vested Company RSUs, Unvested Company PRSUs, Vested Company PRSUs, Company DSUs and Company Notional Units as provided in this Section 3.9(a). Buyer shall reserve for future issuance a number of shares of Buyer Common Stock at least equal to the number of shares of Buyer Common Stock that will be subject to the Buyer Notional Units (excluding Buyer Notional Units held by SpinCo Award Holders that will be settled in cash). Not later than the Closing Date, Buyer shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Buyer Common Stock issuable upon settlement of each Buyer Notional Unit and shall distribute a prospectus relating to such Form S-8 (or other applicable form), and Buyer shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of such awards remain outstanding.

(viii) Delivery of Vested Company Option Consideration, Vested Company RSU Consideration and Vested Company PRSU Consideration. Buyer shall (x) cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder, who is not a SpinCo Award Holder, of a Vested Company Option, Vested Company RSU and Vested Company PRSU the Vested Company Option Consideration, Vested Company RSU Consideration and the Vested Company PRSU Consideration, respectively (collectively, the “Company Equity Award Consideration”) and (y) pay to SpinCo or its applicable Affiliate to pay through its payroll system (to the extent applicable) to each holder, who is a SpinCo Award Holder, of a Vested Company Option, Vested Company RSU and Vested Company PRSU the Company Equity Award Consideration (as provided in Section 3.9(a)(vi)), in each case, as applicable, less any required withholding Taxes and without interest, within ten (10) Business Days following the Effective Time. To the extent that any Unvested Company Option Consideration, Unvested Company RSU Consideration or Unvested Company PRSU Consideration is payable to any SpinCo Award Holder, Buyer shall also cause the Surviving Corporation or its Affiliate to remit such amounts in accordance with Section 8.3(b) of the Employee Matters Agreement. To the extent any payment made in accordance with this Section 3.9(a)(vii) in the time periods provided herein would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.

(b) Company ESPP. The Company shall take such action as may be necessary or appropriate under the Company ESPP to ensure, provide for or cause the following to occur: (i) except for the offering period under the Company ESPP that is in effect on the date hereof (the “Final Offering Period”), no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time; (ii) there will be no increase in the amount of payroll deductions or payroll contributions permitted to be made by the participants under the Company ESPP during the current offering period, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement; and (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. If the Effective Time would occur during the Final Offering Period, (i) the accumulated contributions of the participants in such offering period shall be used to purchase shares of Company Stock as of such date as the Company determines in its sole discretion (provided that such date shall be no later than five (5) Business Days prior to the Effective Time), (ii) the participants’ accumulated contributions under the Company ESPP shall be used to purchase shares of Company Stock in accordance with the terms of the Company ESPP as of the date determined in accordance with the foregoing clause (i), and (iii) purchase rights under such offering shall terminate immediately after such purchase. As of no later than the Business Day immediately prior to the Effective Time, the Company shall terminate the Company ESPP, subject to the occurrence of the Effective Time. As promptly as practicable following the purchase of shares of Company Stock in accordance with the immediately foregoing clause (ii), the Company shall return to each participant the funds, if any, that remain in such participant’s account under the Company ESPP after such purchase.

Section 3.10 Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of Buyer, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the forms, statements, certifications, reports and documents required to be filed or furnished by the Company with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2023 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed with or furnished to the SEC since the Applicable Date, including those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”) that were filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Buyer by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, the Company hereby represents and warrants to Buyer and Merger Sub as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that (provided that the representations and warranties in this Article IV (except in the case of Section 4.1) with respect to the Company JVs shall be given solely to the extent of the Knowledge of the Company):

Section 4.1 Organization, Good Standing and Qualification. Each of the Retained Entities is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Buyer complete and correct copies of the Organizational Documents of the Company.

Section 4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 10,800,000,000 shares of Company Stock and (ii) 1,200,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock” and the Company Stock together with the Preferred Stock, the “Company Capital Stock”). As of December 3, 2025 (the “Measurement Date”), there were (x)(A) an aggregate of 2,478,398,797 shares of Company Stock issued and outstanding and (B) no shares of Preferred Stock issued and outstanding and (y) there were (A) an aggregate of 345,907,088 shares of Company Stock reserved for, and 145,202,757 shares of Company Stock subject to, issuance pursuant to the Company Stock Plans, which included (i) 85,043,105 Company RSUs, (ii) 12,844,142 Company PRSUs (assuming the achievement of performance criteria at target levels), (iii) 46,787,698 Company Options and (iv) 527,812 Company DSUs and (B) no shares of Preferred Stock reserved for, and no shares of Preferred Stock subject to, issuance pursuant to the Company Stock Plans. As of the Measurement Date, there were 130,785.45 Company Notional Units outstanding under the Company DC Plans representing an equivalent of 130,785.45 shares of Company Stock. From the Measurement Date to the date of this Agreement, the Company has not issued or granted any shares of Company Stock, other than pursuant to (I) the vesting and settlement of Company RSUs, Company PRSUs or Company DSUs, (II) the exercise of Company Options or (III) the Company ESPP, in each case of foregoing clauses (I), (II) and (III) which were granted prior to the date of this Agreement. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each Subsidiary of the Company (other than any member of the Spinco Group) (such Subsidiaries, together with any other Subsidiaries of the Company as of the Effective Time, the “Retained Subsidiaries”) and the percentage ownership interest of the Company, directly or indirectly, in each such Retained Subsidiary. The ownership interest in each Retained Subsidiary owned by the Company, directly or indirectly, has been duly authorized and validly issued and is fully paid and nonassessable, free and clear of any Liens.

(c) Except as set forth in Section 4.2(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any Retained Entity to issue or sell any shares of capital stock or other equity or voting securities of any Retained Entity or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Retained Entity, any equity or voting securities of the Retained Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) Section 4.2(d) of the Company Disclosure Letter contains a correct and complete list (the “Equity Award Schedule”), as of the Measurement Date, of all outstanding Company Equity Awards, including the holder (by employee identification number), type of Company Equity Award, date of grant, number of shares of Company Stock underlying such award (and, if applicable, assuming achievement of the applicable performance metrics at the target level of performance), whether such Company Equity Award is intended to qualify as an “incentive stock option” under Section 422 of the Code, the Company Stock Plan pursuant to which the Company Equity Award was granted, the applicable vesting schedule with respect to such Company Equity Award (including whether the Company Equity Award would become vested solely as a result of the consummation of the Merger), any unpaid dividend equivalents with respect to such Company Equity Award and, where applicable, the exercise price and expiration date. The Company shall provide Buyer with an updated Equity Award Schedule within five (5) Business Days prior to the anticipated Closing Date to reflect any changes occurring between the Measurement Date and the applicable date of delivery.

Section 4.3 Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and the Transaction Documents to which it is or is contemplated to be a party and that have been executed as of the date hereof and the Company and Spinco will have all requisite corporate power and authority and have taken, or with respect to Spinco will take, all corporate action necessary to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and, subject to receipt of the Company Stockholder Approval and such further actions of the Company Board required to establish the Distribution Record Date and the Distribution Date, to consummate the Transactions and the transactions contemplated by the Transaction Documents. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). Upon execution and delivery by each of the Company and Spinco of each other Transaction Document to which it is or is contemplated to be a party, each other Transaction Document to which it is or is contemplated to be a party will constitute a valid and binding agreement of the Company or Spinco, as applicable, enforceable against the Company or Spinco, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has (i) (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (B) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (C) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein and (D) resolved to make the Company Recommendation and directed that this Agreement be submitted to the holders of Company Stock for their adoption, and (ii) received the opinions of J.P. Morgan Securities LLC and Allen & Company LLC to the effect that, as of the date of such opinions and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Stock. Prior to the time Spinco enters into any Transaction Document to which it is contemplated to be a party, the Board of Directors of Spinco will have approved the Transaction Documents and the Transactions to which it is contemplated to be a party.

(c) No vote of the holders of any class of equity securities of the Company is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder and thereunder, except for the Company Stockholder Approval and the New Company Stockholder Consent.

Section 4.4 Governmental Filings; No Violations.

(a) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.3, (ii) required under the rules and regulations of NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws in connection with the Transactions, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to Foreign Regulators pursuant to applicable Foreign Regulatory Laws, (vi) as may be required in connection with the Separation and Distribution and (vii) as set forth in Section 4.4(a) of the Company Disclosure Letter, no filings, notices or reports are required to be made by any of the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company and Spinco of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the Company and Spinco of the Transaction Documents to which each is or will be a party as of the Effective Time do not or will not (as applicable), and the consummation by the Company and Spinco of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any Retained Entity or Spinco, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any Company Material Contracts, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 4.4(a) are made or obtained, under any Law, Governmental Order or License to which any Retained Entity is subject or (iii) any change in the rights or obligations under any Company Material Contract, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished or will file or furnish, as applicable, on a timely basis, all Company Reports since the Applicable Date. Each of the Company Reports, at the time of its filing or being furnished complied (or, if not yet filed or furnished, will comply) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company has timely responded to all comment letters from the Staff of the SEC relating to the Company Reports dated on or prior to the date hereof, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Company Reports filed on or prior to the date hereof is, to the Knowledge of the Company, subject to ongoing SEC review or investigation, and there are no inquiries or investigations by the SEC or any internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available prior to the date of this Agreement to Buyer (A) either materials relating to or a summary of any disclosure of matters described in clause (i) or (ii) in the preceding sentence made by management of the Company to its auditors and the audit committee of the Company Board on or after the Applicable Date and prior to the date of this Agreement and (B) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and complied or will comply, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto.

(f) Neither the Company nor any of its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in any of the Company’s published financial statements or other Company Reports.

Section 4.6 Absence of Certain Changes.

(a) Since September 30, 2025, and through the date of this Agreement, there has not been any Effect that, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) Since September 30, 2025, and through the date of this Agreement, (i) the Retained Business has been conducted in the Ordinary Course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Retained Asset, whether or not covered by insurance, and (iii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period between the date of this Agreement through the Effective Time, without Buyer’s consent, would constitute a breach of Section 6.1(a)(i)(C) (Distributions), (iii)(B) (Senior Executive Compensation), (vi) (COT Properties), (vii) (Key Properties), (viii) (HBO Service), (ix) (Sale of Assets), (xi) (Acquisitions), (xii) (Accounting Policies), (xiii) (Loans) or (xxii) (solely to the extent relating to the foregoing clauses (i)(C), (iii)(B), (vi), (vii) (viii), (ix), (xi), (xii) and (xiii)).

Section 4.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries relating to the Retained Business or any Retained Entity, except for those that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) There are no obligations or liabilities of the Retained Business or any Retained Entity, whether or not accrued, contingent or otherwise, other than obligations or liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of December 31, 2024 and the notes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, (ii) incurred in the Ordinary Course since December 31, 2024, (iii) arising out of this Agreement (and which do not arise out of a breach by the Company of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions, (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License) or (v) that would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the Retained Business or the Retained Entities is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.8 Employee Benefits and Labor Matters.

(a) Each material Retained Entity Plan as of the date of this Agreement is listed in Section 4.8(a) of the Company Disclosure Letter, other than employment agreements that do not materially deviate from the Company’s standard forms set forth in Section 4.8(a) of the Company Disclosure Letter. True and complete copies of each of the material Retained Entity Plans (other than employment agreements that do not materially deviate from the Company’s standard forms set forth in Section 4.8(a) of the Company Disclosure Letter) (or, if unwritten, a written summary thereof) and all amendments thereto, have been made available to

Buyer on or prior to the date of this Agreement. The Company shall provide a list to Buyer of each material employment agreement with a Retained Entity Employee, other than any such employment agreements that do not materially deviate from the Company’s standard forms set forth in Section 4.8(a) of the Company Disclosure Letter, and make available to Buyer true and complete copies (or a summary of the material terms) of each such material employment agreement within ninety (90) days following the date of this Agreement.

(b) Each Retained Entity Plan that is subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Retained Entity Pension Plan”) and intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and, to the Knowledge of the Company, no circumstance exists that is likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Retained Entity Plan has been established, funded and operated in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Retained Entity with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which, after giving effect to the Separation, is considered one (1) employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Post-Separation Company ERISA Affiliate”), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Each Multiemployer Plan maintained, sponsored or contributed to by a Post-Separation Retained Entity or any Post-Separation Company ERISA Affiliate (a “Retained Entity Multiemployer Plan”), as of the date of this Agreement, is listed in Section 4.8(d) of the Company Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been made available to Buyer on or prior to the date of this Agreement. With respect to each Retained Entity Multiemployer Plan, except as would not , individually or in the aggregate, have a Company Material Adverse Effect, (i) to the knowledge of the Company, no such Retained Entity Multiemployer Plan is insolvent, within the meaning of Section 4245 of ERISA; (ii) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been or is reasonably expected to be incurred by any Post-Separation Retained Entity or any Post-Separation Company ERISA Affiliate, and, to the knowledge of the Company, no event has occurred that has resulted or would reasonably be expected to result in the incurrence by any Post-Separation Retained Entity or any Post-Separation Company ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from, or termination of, any Retained Entity Multiemployer Plan; (iii) to the knowledge of the Company, no proceeding has been initiated by the PBGC to terminate such Retained Entity Multiemployer Plan or is threatened; and (iv) all contributions required to be made by any Retained Entity under each such Retained Entity Multiemployer Plan, as of the date of this Agreement, have been timely made.

(e) Neither any Retained Entity Pension Plan nor any single-employer plan of a Post-Separation Company ERISA Affiliate has failed to satisfy the minimum funding standards under Sections 412 and 430 of the Code and Section 302 of ERISA (whether or not waived), and no Post-Separation Company ERISA Affiliate has an outstanding funding waiver. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to any Retained Entity Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by any Retained Entity and (iii) the PBGC has not instituted proceedings to terminate any such Retained Entity Pension Plan.

(f) As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened litigation relating to the Retained Entity Plans, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Retained Entity has any obligations for retiree health or life benefits under any of the Retained Entity Plans or any Collective Bargaining Agreement, except as required by Section 4980B of the Code or Section 601 of ERISA (or any similar non-U.S. Law).

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each material Retained Entity Plan that is maintained in any non-U.S. jurisdiction or covers any Retained Entity Employee residing or working outside the United States (each, an “International Retained Entity Plan”) has been established, funded, and operated in compliance in all respects with its terms and conditions and with the requirements prescribed by any applicable Laws, (ii) each International Retained Entity Plan which is required to be registered or approved by any Governmental Entity has been so registered and approved and has been maintained in good standing with applicable requirements of the Governmental Entities, and, if intended to qualify for special tax treatment, meets all requirements for such special tax treatment with respect to such International Retained Entity Plan, and (iii) each International Retained Entity Plan is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, to the extent such International Retained Entity Plan is required to be funded and/or book-reserved.

(i) Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Transactions, nor the consummation of the Transactions will, either alone or in combination with any other event, (A) cause any Retained Entity Employees to become eligible for any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits to any Retained Entity Employee or under any Retained Entity Plan, or increase the amount payable or result in any other material obligation pursuant to any of the Retained Entity Plans, (C) limit or restrict the right of the Company to merge, amend or terminate any of the Retained Entity Plans or (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Except as set forth in Section 4.8(j) of the Company Disclosure Letter, no Retained Entity is party to any Collective Bargaining Agreements (excluding any Collective Bargaining Agreement with a Guild or that applies on a national, area-wide, sector-wide, or industry-wide basis). To the Knowledge of the Company, there are no activities or proceedings of any Labor Union to organize any Retained Entity Employees with regard to their employment with any Retained Entity. There is no, and since December 31, 2023, there has been no, strike, lockout, concerted work slowdown or stoppage, material unfair labor practice charge, material grievance, material arbitration, or other labor dispute pending or, to the Knowledge of the Company, threatened in writing, against any of the Post-Separation Retained Entities, except where such strike, lockout or concerted work slowdown or stoppage would not, individually or in the aggregate, have a Company Material Adverse Effect.

(k) The Retained Business is, and has been since December 31, 2023, in compliance with all applicable Laws governing employment or labor, including all such Laws relating to terms and conditions of employment, wages, hours, worker classification, contractors, child labor, immigration, collective bargaining, labor relations, discrimination, equal opportunity, safety and health, disability rights or benefits, employee leave issues, plant closures and layoffs, unemployment insurance, workers’ compensation, and automated employment decision tools and other artificial intelligence, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(l) Since December 31, 2023, no Retained Entity has entered into a settlement agreement relating to a court or administrative complaint with a current or former officer, employee or independent contractor of any Retained Entity that involves allegations relating to harassment or discrimination of any kind by a Covered Employee. Since December 31, 2023, no formally reported allegations of harassment or discrimination of any kind have been made against any Senior Executive other than allegations that were formally investigated and determined by the Company to be unsubstantiated.

(m) To the Knowledge of the Company, no Covered Employee is in any material respect in violation of any term of any nondisclosure agreement, non-competition agreement or similar restrictive covenant agreement: (i) to the Retained Entities or (ii) to a former employer of any such employee relating to (A) the right of any such employee to be employed by any of the Retained Entities or (B) the knowledge or use of Trade Secrets or proprietary information. To the Knowledge of the Company, no Senior Executive has provided written notice to the Company of his or her intention to terminate his or her employment.

Section 4.9 Compliance with Laws, Licenses.

(a) Each of the Retained Entities and the Retained Business, since the Applicable Date, has not been, and is not being, conducted in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Retained Entities or the Retained Business is pending or, as of the date of this

Agreement, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Retained Entities and the Retained Business possesses each License necessary to conduct its business.

(b) Section 4.9(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each License made, issued or granted to the Retained Entities or used by the Retained Business, except for any Licenses the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) The Spinco Entities (to the extent relating to the Retained Business), the Retained Entities and, to the Knowledge of the Company, the officers, directors and employees of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities are in compliance in all material respects with, and since the Applicable Date have complied in all material respects with: (i) the provisions of the FCPA applicable to the Retained Business, the Retained Entities and such officers, directors and employees; and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Retained Entities operate or have operated. Since the Applicable Date, the Spinco Entities (to the extent relating to the Retained Business), the Retained Entities and, to the Knowledge of the Company, the officers, directors and employees of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Business, have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA or any Laws described in clause (ii) of the foregoing sentence.

(d) The Retained Business and the Retained Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Retained Business is operated or a Retained Entity operates.

(e) None of the Spinco Entities (with respect to the Retained Business), or the Retained Entities are, and since the Applicable Date, have been, subject to any pending, or, to the Knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Retained Business or the Retained Entities relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(f) Without limiting the generality of the foregoing, each of the Spinco Entities (to the extent relating to the Retained Business) and Retained Entities, since the Applicable Date, has been and currently is in compliance in all material respects with the Export and Sanctions Regulations. Section 4.9(f) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of material specific licenses or authorizations held by a Retained Entity under the Export and Sanctions Regulations. The Retained Business and the Retained Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Retained Business or the Retained Entities operate or are otherwise subject to jurisdiction.

(g) None of the Spinco Entities (to the extent relating to the Retained Business), the Retained Entities are, and since the Applicable Date, have been, subject to any actual, pending or, to the Knowledge of the Company, threatened Proceedings, demands, notices of violation, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Retained Business or any of the Retained Entities relating to the Export and Sanctions Regulations.

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities are in compliance with the rules and regulations of all performing rights societies and industry guilds applicable to their operations.

Section 4.10 Sufficiency of Assets. Except as listed on Section 4.10 of the Company Disclosure Letter, the Retained Assets, when taken together with the transitional and operational services to be provided following the Closing to the Retained Entities under the Transition Services Agreement or the other Transaction Documents and other actions contemplated by this Agreement, constitute all of the assets, properties and rights of the Company and its Subsidiaries (other than those related to Intellectual Property and Information Technology, which are the subject of the representations and warranties set forth in Section 4.14) necessary for the Retained Entities to conduct the Retained Business in all material respects as currently conducted, assuming all filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations required in connection with the consummation of the Transactions and the transactions contemplated by the other Transaction Documents have been made or obtained, as applicable, and all Licenses have been transferred.

Section 4.11 Certain Contracts.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of each Contract (i) to which either the Company or any of its Subsidiaries is a party or bound which relates primarily to, imposes material obligations on, or is material to, the Retained Business, in each case, other than Contracts solely among the Retained Entities (other than the Company JVs) and Contracts that do not constitute Retained Assets or Company Assumed Liabilities (in whole or in part), or (ii) to which, after giving effect to the Separation, either the Company or any of the Retained Entities will be a party or otherwise bound (each such Contract, a “Company Material Contract”), which:

(i) provides that any Retained Entity will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, that in each case after the Effective Time would be binding upon Buyer or any of its Subsidiaries (other than any Retained Entity), and is material to the Company and its Subsidiaries, taken as a whole;

(ii) purports to limit in any material respect either the type of business in which a Retained Entity may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon Buyer or any of its Subsidiaries (other than any Retained Entity);

(iii) requires a Retained Entity (or, after the Effective Time, Buyer or any of its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $400,000,000 or more;

(iv) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of the Company’s investment in which exceeds $400,000,000;

(v) is a Contract for the operating lease of personal property providing for annual payments of $50,000,000 or more;

(vi) is (A) a Material Real Property Lease or (B) any Contract relating to the disposition or acquisition of Owned Real Property;

(vii) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(viii) contains a put, call or similar right pursuant to which a Retained Entity would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which would reasonably be expected to exceed, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would be reasonably likely to exceed, $200,000,000;

(ix) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (viii) and (x) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve net payments or receipts in excess of $500,000,000 in any year; or

(x) is a Contract (A) governing Indebtedness of any Retained Entity with a principal amount in excess of $50,000,000, (B) that grants a Lien securing Indebtedness of any Retained Entity with a principal amount in excess of $50,000,000 on any property or asset of any Retained Entity, or (C) under which any Person is guaranteeing Indebtedness of any Retained Entity with a principal amount in excess of $50,000,000;

provided that, notwithstanding the foregoing, Company Material Contracts shall not include any purchase orders and invoices or Retained Entity Plans or agreements related to the development or Exploitation (including any production, licensing or distribution) of Content (or Intellectual Property licensed for use in the development or production of Content, which are the subject of Section 4.14(d)).

(b) A true and complete copy of each Company Material Contract, as of the date of this Agreement, including all amendments, attachments, schedules and exhibits thereto, has been made available to Buyer prior to the date of this Agreement (other than any immaterial omissions and subject to the redaction of competitively sensitive information). Each of the Company Material Contracts, and each Contract entered into after the date hereof that would have been a Company Material Contract if entered into prior to the date hereof (each, a “Company Additional Contract”), is (or if entered into after the date hereof, will be) valid and binding on the applicable Spinco Entity or Retained Entity, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the Spinco Entities (to the extent relating to the Retained Business), Retained Entities or, to the Knowledge of the Company, any other party is in breach of or in default under any Company Material Contract or Company Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by a Spinco Entity (to the extent relating to the Retained Business) or a Retained Entity, in each case, except for such breaches and defaults as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, none of the Spinco Entities or the Retained Entities has received written notice alleging a breach of or default under any Company Material Contract (to the extent relating to the Retained Business).

Section 4.12 Environmental Matters. Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) each of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities has since the Applicable Date been in compliance with all applicable Environmental Laws, (b) the environmental conditions at the properties currently owned, leased or operated by the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities (including soils, groundwater and surface water), and, to the Knowledge of the Company, any formerly owned, leased or operated properties, are not contaminated with any Hazardous Substance that has or would reasonably be likely to result in the Retained Business or the Retained Entities incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law, (c) none of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be likely to result in the Retained Business or the Retained Entities incurring liability under any applicable Environmental Law, (d) none of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities have received any written notice, demand, letter, claim or request for information alleging that such Spinco Entity or Retained Entity may be in violation of or subject to liability under any Environmental Law, (e) none of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities are subject to any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law and (f) to the Knowledge of the Company, there are no other environmental conditions involving the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities that would reasonably be likely to result in a liability to the Retained Business or the Retained Entities pursuant to any Environmental Law.

Section 4.13 Taxes. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Retained Entities or the Retained Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all respects.

(b) All Taxes of or with respect to the Retained Entities or the Retained Business, whether or not shown as due on such Tax Returns, have been timely paid in full, or adequate reserves therefor have been provided in accordance with GAAP. None of the Retained Entities is currently the beneficiary of any extension of time within which to file any Tax Return (other than automatically granted extensions obtained in the Ordinary Course).

(c) All Taxes required to be withheld in respect of the Retained Entities or the Retained Business have been withheld and, to the extent required, have been timely paid over to the appropriate Governmental Entity.

(d) No deficiency for any amount of Taxes has been asserted or assessed by any Governmental Entity in writing against the Retained Entities or with respect to the Retained Business (or, in each case, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Entity is pending or threatened in writing with respect to any Taxes of or with respect to the Retained Entities or the Retained Business.

(e) Except as contemplated in the Separation and Distribution Agreement, no Retained Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two (2)-year period ending on the date of this Agreement.

(f) Neither the Retained Entities nor any entity conducting the Retained Business has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which adequate reserves therefor have been provided in accordance with GAAP) upon the assets of the Retained Entities or the Retained Business.

(h) Neither the Retained Entities nor any entity conducting the Retained Business is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of an amount of Taxes, other than (i) the Tax Matters Agreement, (ii) customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes and (iii) Contracts solely between or among any of the Company or one or more of the Retained Entities.

(i) Neither the Retained Entities nor any entity conducting the Retained Business (i) is, or since April 8, 2022 has been, a member of a group filing an affiliated, consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company or a Retained Entity), or (ii) has any Liability for the Taxes of any Person other than the Company, Spinco or their Subsidiaries under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor or by Contract (other than a commercial contract executed in the ordinary course of business the primary purpose of which is not related to Taxes), other than Contracts solely between or among Retained Entities.

(j) No Governmental Entity has notified any Retained Entity or any entity conducting the Retained Business in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(k) The Company is not and has not, in the five (5)-year period ending on the date of this Agreement, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(l) No closing agreements (as described in Section 7121 of the Code or any corresponding provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings, in each case, in respect of Taxes of any Retained Entity or the Retained Business, have been entered into or requested by any Retained Entity that will be in effect after the Closing.

Each reference in this Section 4.13 to the Retained Business or any entity conducting the Retained Business, as the case may be, applies to the Retained Business or to such an entity solely to the extent (i) the Retained Business is conducted by one or more Retained Entities, or (ii) the Company would be liable for Taxes with respect to the Retained Business pursuant to the Tax Matters Agreement.

Section 4.14 Intellectual Property.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all Registered Company IP is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Post-Separation Retained Entities (i) are the owners of the Company Owned IP, free and clear of any Liens and (ii) own, or have a valid and enforceable license or other sufficient rights to use, all Intellectual Property owned or used by the Spinco Group that is also used by or necessary to operate the Retained Business.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Post-Separation Retained Entities have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (ii) no third party is infringing, misappropriating or otherwise violating any Company Owned IP, (iii) there are no pending or threatened in writing, Proceedings alleging that the Retained Business has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, and (iv) the Retained Entities have not received any written notice within the past three (3) years alleging that the Retained Business is infringing, misappropriating, or otherwise violating the Intellectual Property rights of any third party.

(d) The Company has provided Buyer with true and complete copies of (i) all material Contracts containing any in-licenses or transfers of the COT Properties to any Retained Entity or predecessor entity (including the in-licensing of Intellectual Property for use in the development or production of such COT Properties), provided that for purposes of this Section 4.14(d)(i) a Contract shall be deemed material only if it would reasonably be expected to impair the Exploitation of such COT Property in any material respect; and (ii)(w) the top ten (10) by revenue vMVPD and MVPD agreements that include distribution of COT Properties in the United States and, to the extent not included in the above, the top eight (8) HBO Max distribution agreements by revenue for the United States; (x) the top ten (10) by revenue HBO Max distribution agreements by revenue for the Europe and Middle East region; (y) the top ten (10) by revenue HBO Max or HBO Premium for the Latin America region; and (z) the top ten (10) by revenue HBO Max distribution agreements for the Asia Pacific region; provided that the foregoing shall not include Intercompany COT Property Agreements. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Key Out-License Agreements and the Key Out-License Summary (solely with respect to the COT Properties, term, exclusivity and territory), taken together, constitute an accurate and complete summary (solely with respect to the COT Properties, term, exclusivity and territory) of all exclusive out-licenses and material non-exclusive out-licenses of the COT Properties.

(e) Within the past three (3) years, the Retained Entities (to the extent related to the COT Properties) have not dedicated to the public domain, forfeited, abandoned or otherwise allowed to fall into the public domain, any COT Property.

(f) To the Knowledge of the Company, none of the COT Properties are subject to a right of any Person to, within ten (10) years of the date of this Agreement, revert, extinguish or otherwise terminate any right of the Post-Separation Retained Entities in any COT Properties, including pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents. Within the past three (3) years, the Retained Entities have not received any written notice reverting, extinguishing or otherwise terminating (or stating an intent to revert, extinguish or otherwise terminate) any rights of the Post-Separation Retained Entities (to the extent related to the COT Properties) in any COT Property, including under §203 or §304(c) of the United States Copyright Act and their foreign equivalents, and, to the Knowledge of the Company, there is no reasonable basis for a claim that any Person holds any such right.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or Buyer Material Adverse Effect, the execution, delivery and performance of this Agreement, and the consummation of the Merger will not, with or without notice or the lapse of time or both:

(i) breach, require consent or notice to be given for any COT Property Agreement;

(ii) cause any material loss of, or forfeiture or termination of (or give rise to a right of forfeiture or termination of, or any incremental loss of rights with respect to), any rights of the Post-Separation Retained Entities to Exploit any COT Properties;

(iii) in any way impair the right to Exploit, or bring any Proceeding for the unauthorized Exploitation, disclosure, or infringement of, any COT Properties;

(iv) result in any other Person receiving (or give any other Person) the right or option to modify or terminate any agreement, covenant not to sue, immunity or other rights with respect to any COT Properties, or result in the Post-Separation Retained Entities not having any such rights to the same extent as it would had such execution, delivery, performance, or consummations not taken place;

(v) cause or require Buyer, its Affiliates or the Post-Separation Retained Entities to be bound by, or become subject to, any non-compete, non-solicit or other similar or comparable restriction on the operation or scope of their respective businesses;

(vi) cause or require the Post-Separation Retained Entities (or accelerate any obligation of the Post-Separation Retained Entities) to pay any royalties or other amounts to any Person with respect to ownership or Exploitation of COT Properties by the Post-Separation Retained Entities (or any of their licensees) that the Post-Separation Retained Entities would not otherwise have been required to pay pursuant to any license or other agreement; or

(vii) result in any other Person having (or give or purport to give any other Person) the right or option to any license, covenant not to sue, immunity or other rights with respect to the Intellectual Property rights of Buyer, its Affiliates or the Post-Separation Retained Entities.

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Post-Separation Retained Entities take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the respective businesses of the Post-Separation Retained Entities, and (ii) the confidentiality of the Trade Secrets owned or received from third parties by the Post-Separation Retained Entities. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information of any Post-Separation Retained Entity (including any such information of any other Person disclosed in confidence to any Post-Separation Retained Entity) to any third party in a manner that has resulted or would reasonably be likely to result in any liability to a Post-Separation Retained Entity.

(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company Information Technology operates and performs in all respects as required to permit the Post-Separation Retained Entities to conduct their respective businesses as currently conducted, and (ii) to the Knowledge of the Company, since the Applicable Date, no Person has gained unauthorized access to the Company Information Technology in a manner that has resulted or would reasonably be likely to result in liability to any Post-Separation Retained Entity. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, none of the software owned by the Post-Separation Retained Entities contains or is distributed with any shareware, open source code or other software for which use or distribution is under a license that requires any Post-Separation Retained Entity to do any of the following: (A) disclose or distribute the software owned by any Post-Separation Retained Entity in source code form, (B) authorize a licensee of the software owned by any Post-Separation Retained Entity to make derivative works of such software owned by the same or (C) distribute the software owned by any Post-Separation Retained Entity at no cost to the recipient.

(j) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Post-Separation Retained Entities are in compliance with applicable Laws and Governmental Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all respects with their respective privacy policies and (ii) there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to or acquisition, modification, disclosure, corruption or other misuse of any Personal Data in the Post-Separation Retained Entities’ possession. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Post-Separation Retained Entity has received any written notice of any claims, investigations (including investigations by any Governmental Entity) or alleged violations of any Laws and Governmental Orders with respect to Personal Data possessed by such Post-Separation Retained Entity.

Section 4.15 Insurance. The Company has made available to Buyer prior to the date of this Agreement true, correct and complete copies of the Retained Entities’ director and officer insurance policies. The insurance policies held by the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities provide adequate coverage for all normal risks incident to the Retained Business and the Retained Assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each such policy is in full force, and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.16 Related-Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company Reports, within the twelve (12) months prior to the date of this Agreement no event has occurred, and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.17 Information Supplied. The information supplied by or on behalf of the Company to be contained in, or incorporated by reference in, the Registration Statement, in which the Proxy Statement will be included, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.17, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or Proxy Statement that were supplied by or on behalf of Buyer or Merger Sub for use therein.

Section 4.18 Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that the Company has engaged Allen & Company LLC, J.P. Morgan Securities LLC and Evercore Group L.L.C. as the Company’s financial advisors.

Section 4.19 Real Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list in all material respects of the real property owned in fee by the Retained Entities (collectively, the “Owned Real Property”). The Retained Entities have good fee title to all Owned Real Property, free and clear of all Liens to the Knowledge of the Company. To the Knowledge of the Company, the Owned Real Property is not subject to any agreement under which any Person has a right to purchase any of the Owned Real Property. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, to the Knowledge of the Company, there does not exist, any actual, pending or threatened violation of any Laws that remains uncured, proceedings of eminent domain, condemnation or any sale or disposition in lieu thereof.

(b) Section 4.19(b) of the Company Disclosure Letter sets forth a true and complete list in all material respects pursuant to which any Retained Entity leases or subleases any real property in excess of 100,000 square feet (each, a “Material Real Property Lease”, and such real property the subject thereof, the “Leased Real Property”). The Company has made available to Buyer correct and complete copies in all material respects each Material Real Property Lease in the possession of the Company and, to the Knowledge of the Company, each is in full force and effect. The Company and its Subsidiaries, as applicable, hold valid real estate interests and rights to the Leased Real Property, free and clear of all Liens. To the Knowledge of the Company, there does not exist any material breaches or defaults by the Company or any of its Subsidiaries under any Material Real Property Lease.

Section 4.20 No Other Representations and Warranties. The Company, on its own behalf and behalf of its Affiliates and each of its and their respective representatives, acknowledges and agrees that (a) except for the representations and warranties made by Buyer and Merger Sub in Article V, neither Buyer, Merger Sub nor any other Person makes any express or implied representation or warranty with respect Buyer and its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and Buyer and Merger Sub hereby disclaims any such other representations or warranties, and (b) neither Buyer nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer or any of its Affiliates or any of their respective businesses, or (ii) any oral or, except for the representations and warranties made by Buyer and Merger Sub in Article V, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of Buyer, the Buyer Entities or the business of Buyer and its Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth in the forms, statements, certifications, reports and documents required to be filed or furnished by Buyer with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, certifications, reports and documents filed with or furnished to the SEC since the Applicable Date, including those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Buyer Reports”) that were filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Buyer concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Buyer Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, Buyer and Merger Sub hereby represent and warrant to the Company as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that (provided that the representations and warranties in this Article V (except in the case of Section 5.1) with respect to the Buyer JVs shall be given solely to the extent of the Knowledge of Buyer):

Section 5.1 Organization, Good Standing and Qualification. Each of Buyer, Merger Sub and Buyer’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Prior to the date of this Agreement, Buyer has made available to the Company complete and correct copies of the Organizational Documents of Buyer.

Section 5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Buyer consists of (i) 49,900,000,000 shares of Buyer Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Buyer Preferred Stock”). As of the Measurement Date, there were (x)(A) an aggregate of 4,569,495,040 shares of Buyer Common Stock issued and outstanding and (B) no shares of Buyer Preferred Stock issued and outstanding and (y) there were (A) an aggregate of 130,599,786 shares of Buyer Common Stock reserved for, and 129,573,760 shares of Buyer Common Stock subject to, issuance pursuant to the Buyer Plans, which included (i) 598,910 restricted-stock units of Buyer, (ii) 986,350 performance-based restricted stock units of Buyer (assuming the achievement of performance criteria at target levels) and (iii) 127,988,500 options to purchase shares of Buyer Common Stock granted under any Buyer Plan and (B) no shares of Preferred Stock reserved for, and no shares of Preferred Stock subject to, issuance pursuant to the Buyer Plans. The shares of Buyer Common Stock comprising the Stock Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no stockholder of Buyer will have any preemptive right of subscription or purchase in respect thereof.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Buyer, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for equity securities or other voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.

(c) Except as set forth in Section 5.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Buyer or any Subsidiary of Buyer to issue or sell any shares of capital stock or other equity or voting securities of Buyer or any of Subsidiary of Buyer or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Buyer or any Subsidiary of Buyer, any equity or voting securities of Buyer or any Subsidiary of Buyer, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Buyer does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Buyer on any matter.

Section 5.3 Corporate Authority and Approval.

(a) Each of Buyer and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and to consummate the Transactions and the transactions contemplated by the Transaction Documents. This Agreement has been duly executed and delivered by Buyer and Merger Sub and constitutes a valid and binding agreement of Buyer and Merger Sub, enforceable against each of them in accordance with its terms, subject the Bankruptcy and Equity Exception. The execution and delivery by Buyer and Merger Sub of this Agreement and the Transaction Documents to which Buyer or Merger Sub is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on the part of Buyer and Merger Sub, and no other corporate action on the part of Buyer or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which Buyer or Merger is or will be a party as of the Effective Time. As of the date of this Agreement, the respective boards of directors of each of Buyer and Merger Sub have approved and declared advisable this Agreement and the transactions contemplated hereby. Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby.

(b) No vote of the holders of any class of equity securities of Buyer or Merger Sub is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which Buyer or Merger Sub is a party, the performance by Buyer or Merger Sub of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder.

Section 5.4 Governmental Filings; No Violations.

(a) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.3, (ii) required under the rules and regulations of NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws in connection with the Transactions, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to Foreign Regulators pursuant to applicable Foreign Regulatory Laws and (vi) as set forth in Section 5.4(a) of the Buyer Disclosure Letter, no filings, notices or reports are required to be made by Buyer, Merger Sub or any of Buyer’s Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Buyer, Merger Sub or any of Buyer’s Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Buyer and Merger Sub or the consummation by Buyer and Merger Sub of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the Transaction Documents to which Buyer or Merger Sub is or will be a party as of the Effective Time do not or will not (as applicable), and the consummation by Buyer and Merger Sub of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Buyer, Merger Sub or any of Buyer’s Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any material Contracts to which Buyer, Merger Sub or any of Buyer’s Subsidiaries is a party, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.4(a) are made or obtained, under any Law, Governmental Order or License to which Buyer, Merger Sub or any of Buyer’s Subsidiaries is subject or (iii) any change in the rights or obligations under any material Contract to which Buyer, Merger Sub or any of Buyer’s Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.5 Buyer Reports; Financial Statements.

(a) Buyer has filed or furnished or will file or furnish, as applicable, on a timely basis, all Buyer Reports since the Applicable Date. Each of the Buyer Reports, at the time of its filing or being furnished complied (or, if not yet filed or furnished, will comply) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Buyer Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Buyer Reports did not, and any Buyer Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Buyer has timely responded to all comment letters from the Staff of the SEC relating to the Buyer Reports dated on or prior to the date hereof, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Buyer Reports filed on or prior to the date hereof is, to the Knowledge of Buyer, subject to ongoing SEC review or investigation, and there are no inquiries or investigations by the SEC or any internal investigations pending or, to the Knowledge of Buyer, threatened, in each case regarding any accounting practices of Buyer.

(c) Buyer is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Buyer in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Buyer’s filings with the SEC under the Exchange Act. Buyer maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Buyer has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Buyer’s auditors and the audit committee of the Buyer Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Buyer has made available prior to the date of this Agreement to the Company (A) either materials relating to or a summary of any disclosure of matters described in clause (i) or (ii) in the preceding sentence made by management of Buyer to its auditors and the audit committee of the Buyer Board on or after the Applicable Date and prior to the date of this Agreement and (B) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Buyer or its auditors to the audit committee as required by the listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Buyer Reports (including the related notes and schedules) fairly presents or, in the case of Buyer Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of Buyer and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Buyer Reports (including any related notes and schedules) fairly presents, or, in the case of Buyer Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Buyer and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and complied or will comply, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto.

(f) Neither Buyer nor any of its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Buyer in any of Buyer’s published financial statements or other Buyer Reports.

Section 5.6 Absence of Certain Changes.

(a) Since September 30, 2025, and through the date of this Agreement, there has not been any Effect that, individually or in the aggregate, has had a Buyer Material Adverse Effect.

(b) Since September 30, 2025, and through the date of this Agreement, (i) the business of Buyer and its Subsidiaries has been conducted in the Ordinary Course in all material respects and (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset of Buyer or its Subsidiaries, whether or not covered by insurance.

Section 5.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no, Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer or its Subsidiaries, except for those that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) There are no obligations or liabilities of Buyer or its Subsidiaries, whether or not accrued, contingent or otherwise other than obligations or liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Buyer as of December 31, 2024 and the notes thereto set forth in Buyer’s annual report on Form 10-K for the fiscal year ended December 31, 2024, (ii) incurred in the Ordinary Course since December 31, 2024, (iii) arising out of this Agreement (and which do not arise out of a breach by Buyer or Merger Sub of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions, (iv) incurred pursuant to Contracts or Licenses binding on Buyer or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License) or (v) that would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Neither Buyer nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.8 Compliance with Laws. Buyer and its Subsidiaries, since the Applicable Date, have not been in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, have a Buyer Material Adverse Effect. To the Knowledge of Buyer, no investigation or review by any Governmental Entity with respect to Buyer or its Subsidiaries is pending or, as of the date of this Agreement, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Except as would not, individually or in the aggregate, have a Buyer Material Adverse Effect, Buyer and its Subsidiaries possesses each License necessary to conduct the business of Buyer and its Subsidiaries.

Section 5.9 Related-Party Transactions. As of the date hereof, except as disclosed in Buyer’s definitive proxy statements included in the Buyer Reports, within the twelve (12) months prior to the date of this Agreement no event has occurred, and no relationship exists that would be required to be reported by the Buyer pursuant to Item 404 of Regulation S-K.

Section 5.10 Financial Ability.

(a) Buyer has delivered to the Company true, complete and fully executed copies (subject, in the case of any related fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and none of which would be reasonably expected to impact the conditionality or amount of the Financing) of the commitment letter (together with the term sheet and any other annexes, exhibits, schedules and other attachments thereto), dated as of the date hereof (as may be amended, restated, amended and restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 6.16 of this Agreement, the “Debt Commitment Letter”) and any related fee letters (the “Debt Fee Letter” and, together with the Debt Commitment Letter, the “Commitment Letter”), pursuant to which the Financing Sources party thereto have agreed, subject to the terms and conditions therein, to provide the Financing as described therein (the “Committed Financing”). As of the date of this Agreement there are no side letters or other Contracts or arrangements related to the Committed Financing to which

Buyer or any Buyer Entity is a party (except for customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Committed Financing) that could adversely affect the availability of, or reduce the aggregate principal amount of, the Committed Financing such that Buyer would not have on the Closing Date, taken together with other sources of funds immediately available to Buyer, the Required Amounts. As of the date of this Agreement, the Commitment Letter has not been amended, supplemented or otherwise modified, and the commitments contained in the Debt Commitment Letter have not been withdrawn, modified or rescinded in any respect and no such amendment, supplement, modification, withdrawal or termination is contemplated or the subject of current discussions (other than any amendment, restatement, amendment and restatement, modification or supplement to the Debt Commitment Letter (and any related fee letters) to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that have not executed the Debt Commitment Letter (or such fee letters) as of the date of this Agreement). As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (x) constitute a default or breach on the part of Buyer or, to the Knowledge of Buyer, any other party thereto under any term or condition of the Commitment Letter, (y) result in any of the conditions to the funding of the Committed Financing not being satisfied prior to the Closing Date or (z) otherwise result in the Committed Financing not being available in accordance with the terms of the Commitment Letter on the Closing Date. There are no conditions or other contingencies relating to the funding of the full amount of the Committed Financing, other than as set forth in the Debt Commitment Letter. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 7.1 and Section 7.3, Buyer has no reason to believe that any of the conditions relating to the funding of the full amount of the Committed Financing will not be satisfied on or prior to the Closing Date. Buyer has fully paid, or caused to be paid, any and all commitment fees or other fees required by the Commitment Letter to be paid on or prior to the date of this Agreement. Assuming the satisfaction of the conditions contained in Section 7.1 and Section 7.3, Buyer will have on the Closing Date funds sufficient to (i) pay the aggregate Cash Consideration, (ii) pay any and all fees and expenses required to be paid at Closing by Buyer in connection with the Transactions and the Financing and (iii) satisfy all of the other payment obligations of Buyer contemplated hereunder that are required to be satisfied in connection with Closing (the “Required Amounts”).

(b) In no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Buyer or Merger Sub hereunder.

Section 5.11 Information Supplied. The information supplied by or on behalf of Buyer or Merger Sub to be contained in, or incorporated by reference in, the Registration Statement, in which the Proxy Statement will be included, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date the Registration Statement is filed with the SEC or declared effective by the SEC, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Buyer or Merger Sub with respect to information or statements made or incorporated by reference in the Registration Statement or Proxy Statement that were supplied by or on behalf of the Company for use therein.

Section 5.12 Share Ownership. None of Buyer, Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) (a) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of the Company, or has any other economic interest in the Company or (b) is, or at any time within the past three (3) years has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

Section 5.13 Brokers and Finders. Buyer or Merger Sub has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Buyer has engaged Moelis & Company LLC as Buyer’s financial advisor.

Section 5.14 No Other Representations and Warranties. Buyer and Merger Sub, each on its own behalf and behalf of its Affiliates and each of its and their respective representatives, acknowledges and agrees that (a) except for the representations and warranties made by the Company in Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company and its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties and (b) neither the Company nor any other Person makes or has made any representation or warranty to Buyer or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Affiliates or any of their respective businesses (including the Retained Business), or (ii) any oral or, except for the representations and warranties by the Company in Article IV, written information made available to Buyer or any of its Affiliates or Representatives in the course of their evaluation of the Company, the Retained Entities or the Retained Business, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VI

COVENANTS

Section 6.1 Interim Operations.

(a) Interim Operations of the Company. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, solely with respect to the Retained Entities or the Retained Business (and, for the avoidance of doubt, excluding the members of the Spinco Group and the Spinco Business) and except as otherwise (A) expressly contemplated by or reasonably necessary to effectuate the transactions contemplated by this Agreement, the Separation and

Distribution Agreement or the other Transaction Documents or to effectuate the Separation and Distribution in accordance therewith, (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Buyer or (D) set forth in Section 6.1(a) of the Company Disclosure Letter, the Company covenants and agrees to use its commercially reasonable efforts to conduct the Retained Business in the Ordinary Course and, to the extent consistent therewith, (x) use its commercially reasonable efforts to preserve the Retained Entities’ business organizations intact and maintain the Retained Business’ existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them and (y) without limiting the generality of and in furtherance of the foregoing, not and shall cause its Subsidiaries not to:

(i) (A) amend its Organizational Documents (other than amendments to the governing documents of any wholly or majority owned Subsidiary of the Company that would not prevent, materially delay or materially impair the Transactions), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock or other equity interests (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary of the Company after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company), (D) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii) except (A) as otherwise contemplated by this Agreement or as expressly contemplated by the Restructuring Plan in connection with the Separation, (B) in the Ordinary Course or (C) to the extent solely among the Company and its Subsidiaries, merge or consolidate with any other Person, or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(iii) (A) establish, enter into, adopt, amend or modify in any material respect (including accelerating the vesting), or terminate any Retained Entity Plan or plan, program, policy, practice, agreement or arrangement that would be a Retained Entity Plan if it had been in effect on the date of this Agreement except (x) in conjunction with annual renewal or plan design changes for the Retained Entity Plans that are health and welfare plans that are made in the Ordinary Course, (y) to comply with or satisfy Tax-qualification requirements under the Code or other applicable Law or (z) in conjunction with clause (iii)(E) of this Section; (B) increase the compensation or benefits of any Covered Employee other than (x) annual merit salary or wage rate increases (and corresponding short term incentive opportunity increases, as applicable) in the Ordinary Course or (y) as required under a Retained Entity Plan in effect as of the date of this Agreement, (C) grant any severance or termination pay to any current or former Retained Entity Employee, except as required under any Retained Entity Plan in effect as of the date of this Agreement; (D) grant any Company Equity Awards or other equity or equity-based incentives other than as provided by Section 6.1(a)(x) of the Company Disclosure Letter; (E) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former Covered Employee (other than an offer letter or employment agreement for any newly hired or promoted Covered Employee who is hired or promoted to fill a vacated position formerly held by a Covered Employee as permitted by Section 6.1(a)(xviii) and on terms substantially similar to the Covered Employee who vacated such position); (F) grant to any current or former Retained Entity Employee any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code, or (G) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former Retained Entity Employee;

(iv) make or commit to any capital expenditures, other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $100,000,000), (B) in the Ordinary Course and, with respect to any fiscal year, in the aggregate not in excess of 125 % of the amounts reflected in the Company’s capital expenditure budget set forth in Section 6.1(a)(iv) of the Company Disclosure Letter;

(v) enter into or materially amend any Contract for the transfer, lease, license, sale or assignment of, or let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Company Owned IP (excluding any Content IP relating to any Key Property), other than (A) in the Ordinary Course, (B) in the case of a license of any such Company Owned IP, involving payments that do not exceed $125,000,000 per license or (C) in the case of a sale of any such Company Owned IP, Company Owned IP with a fair market value that does not exceed $75,000,000 individually (other than transactions among the Post-Separation Retained Entities); provided that, for the avoidance of doubt, clause (A) above permits turnarounds, option lapses and quitclaims of “stale scripts” (i.e., the sale of development materials where a Retained Entity no longer own underlying rights) in the Ordinary Course;

(vi) enter into or materially amend any Contract for the transfer, lease, license, sale or assignment of, or let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Content IP relating to clause (i) of the definition of any “Key Property,” other than an out-license granted in the Ordinary Course that expires no later than two (2) years after the Closing Date; provided that the foregoing shall not prevent (x) renewals or extensions of existing Contracts pursuant to options or rights that can be exercised in the sole discretion of the counterparty or (y) entering into any free TV deal outside of the United States with ordinary course SVOD exclusivity that expires no later than three (3) years after the Closing Date; provided, further, that the foregoing shall not prohibit turnarounds, option lapses and quitclaims of “stale scripts” (i.e., the sale of development materials where a Retained Entity no longer own underlying rights) in the Ordinary Course;

(vii) enter into or materially amend any Contract for the transfer, lease, license, sale or assignment of, or let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Content IP relating to clause (ii) of the definition of any “Key Property” that is English language scripted TV or film, other than an out-license granted in the Ordinary Course that expires no later than two (2) years after the Closing Date; provided that for licenses for longer than two (2) years after the Closing Date, the Retained Entities will provide Buyer with a first opportunity to negotiate for any licensing or co-production related thereto, which Buyer shall accept or reject within ten (10) days following notice thereof, subject to good faith arms’ length negotiation, and if Buyer does not so accept, the Retained Entities shall be permitted to enter into such out-license transaction; provided that the foregoing shall not prevent the Retained Entities from entering into any agreement based on an offer that has been made as of the date of this Agreement; provided, further, that the foregoing shall not prohibit turnarounds, option lapses and quitclaims of “stale scripts” (i.e., the sale of development materials where a Retained Entity no longer own underlying rights) in the Ordinary Course;

(viii) enter into or materially amend any Contract that grants any Person the right to distribute, exhibit, or otherwise make available the HBO service (including both linear and direct-to-consumer businesses) or any material portion thereof, except for any Contract, license or other arrangement (including transactions commonly understood in the industry as “bundling” or “ingestion” deals) entered into in the Ordinary Course that expires no later than two (2) years after the Closing Date; provided, that the foregoing shall not prevent renewals or extensions of existing Contracts pursuant to options or rights that can be exercised in the sole discretion of the counterparty; provided, further, that the foregoing shall not prohibit modifications to the manner in which distribution is conducted through Apple, Google or other app stores, including changes to methods for selling digital content (e.g., IAP, VPP or clickthrough);

(ix) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Retained Assets (including capital stock of any Retained Entities but not including any Intellectual Property, which is governed by Section 6.1(a)(v), Section 6.1(a)(vi), Section 6.1(a)(vii) and Section 6.1(a)(viii))), except for (A) sales, leases, licenses or other dispositions of any properties or assets (excluding capital stock of the Retained Entities) with a fair market value not in excess of $100,000,000 individually if the transaction is not in the Ordinary Course or $150,000,000 individually in any event or (B) transactions among Retained Entities (other than Company JVs);

(x) issue, sell, deliver, grant, transfer or encumber, or authorize, agree or commit to issue, sell, deliver, grant, transfer or encumber, any shares of Company Stock, or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except: (A) in accordance with the terms of any Retained Entity Plan or Company Stock Plan, or otherwise with respect to, and upon the vesting, exercise or settlement of, Company Options, Company RSUs, Company PRSUs or Company DSUs, in each case, outstanding on the date of this Agreement or granted after the date hereof in compliance with Section 6.1(a)(x) of the Company Disclosure Letter or (B) pursuant to any purchases of shares of Company Stock pursuant to the Company ESPP in accordance with the terms of such plan and in compliance with this Agreement;

(xi) other than capital expenditures made in accordance with Section 6.1(a)(iv), spend or commit to spend in excess of (A) $25,000,000 if the transaction is not in the Ordinary Course and $100,000,000 in any event or (B) more than $300,000,000 in the aggregate in any twelve (12) month period, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that the Company and its Subsidiaries shall not enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions (it being understood that none of the Retained Entities shall be permitted to acquire any member of the Spinco Group or any assets or businesses of the Spinco Group or to assume any liabilities of the Spinco Business except as contemplated or permitted by this Agreement or the other Transaction Documents);

(xii) make any material change with respect to the financial accounting policies or procedures of the Retained Entities, except as required by changes in GAAP or Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Entity or by applicable Law;

(xiii) (A) change or rescind any material Tax election, (B) change any material method of Tax accounting or any material annual Tax accounting period, (C) amend any material Tax Return, (D) settle or resolve any material Tax controversy, (E) enter into any pre-filing agreement, advance pricing agreement or closing agreement, or request or enter into any ruling, in each case, with a Governmental Entity with respect to a material amount of Taxes, or (F) surrender or forfeit any right to claim a material Tax refund, provided that for purposes of this Section 6.1(a)(xiii), materiality shall be determined with respect to the Company and its Subsidiaries, taken as a whole;

(xiv) enter into any new line of business other than any line of business that is reflected in the Company’s long range plan as provided to Buyer prior to the date of this Agreement (provided that such entry would not reasonably be likely to prevent, materially delay or materially impair the ability of the Parties to complete the Merger on a timely basis);

(xv) make any loans, advances or capital contributions to, or investments in, any Person (other than (A) loans, advances or capital contributions solely among Retained Entities or (B) as permitted by clause (xx) below) in excess of $25,000,000 if the transaction is not in the Ordinary Course and $150,000,000 in any event;

(xvi) amend or modify in any material respect, or terminate any Company Material Contract (other than amendments or modifications in the Ordinary Course or that are not adverse to the Retained Business in any material respect with respect to the Contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement (other than Company Material Contracts of the type described in Section 4.11(a)(iii), (viii), (ix) or (x)) unless it (1) is on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to the Retained Entities following the Closing) than, either a Contract it is replacing or a form of such Company Material Contract made available to Buyer prior to the date hereof or (2) relates exclusively to the Spinco Business; provided that for the avoidance of doubt, this Section 6.1(a)(xvi) shall not prohibit or restrict any Retained Entity Plans;

(xvii) settle any Proceeding before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $25,000,000 individually or $75,000,000 in the aggregate; provided that such settlements do not (1) involve any non-de minimis injunctive or equitable relief, (2) impose non-de minimis restrictions on the business activities of the Retained Business or of Buyer and its Subsidiaries or (3) grant any material license or immunity with respect to Intellectual Property or (B) relating to Taxes (which shall be governed by Section 6.1(a)(xiii));

(xviii) (A) hire or engage any individual to be a Covered Employee, other than the hiring of an individual to fill a position that has been vacated by a Covered Employee; or (B) terminate the employment of any Covered Employee other than for cause;

(xix) (A) enter into any Collective Bargaining Agreement (excluding any Collective Bargaining Agreement with a Guild or that applies on a national, area-wide, industry-wide or mandatory basis), other than renewals of any Collective Bargaining Agreements in the Ordinary Course or (B) recognize or certify any Labor Union or group of Retained Entity Employees as the bargaining representative for any Retained Entity Employees;

(xx) waive, release, amend or, to the Knowledge of the Company, fail to enforce the restrictive covenant obligations of any current or former director, officer, employee, independent contractor or consultant of the Retained Business;

(xxi) with respect to the Retained Entities, incur, issue, guarantee or otherwise become liable for any Indebtedness with a principal amount in excess of $50,000,000, other than with respect to (A) Indebtedness which shall be and shall remain solely an obligation of (including by assumption or allocation) members of the Spinco Group and with respect to which none of the Retained Entities shall have (including by assumption or allocation or guarantee) any obligations in respect thereof, in each case, after giving effect to the Separation and in accordance with the terms of the Separation and Distribution Agreement, (B) (1) Indebtedness solely among Retained Entities or (2) prior to consummation of the Separation, Indebtedness solely between or among any member of the Company Group and any member of the Spinco Group, (C) Indebtedness, drawdowns, repayments and refinancings under any revolving credit or letter of credit facilities (1) of the Retained Entities in existence as of the date of this Agreement, or (2) otherwise in accordance with clause (D) below, (D) (1) Indebtedness in replacement of, or to refinance, all or any portion of the Existing Company Bridge Loan Facility, or (2) Indebtedness incurred pursuant to or contemplated by the terms of the Separation and Distribution Agreement, provided, that, to the extent required by the terms of the Separation and Distribution Agreement, the Company shall use commercially reasonable efforts to consult with Buyer on the matters contemplated by this clause (D) and, without limiting the Company’s right to determine terms and conditions of such Indebtedness in its sole discretion, the Company shall consider Buyer’s input in good faith, (E) (1) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (2) overdraft facilities or cash management programs or services, in each case, issued, made or entered into in the Ordinary Course, (F) commercial paper issued in the Ordinary Course and (G) hedging in the Ordinary Course; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Interim Operations of Buyer. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, except as otherwise (A) expressly contemplated by or reasonably necessary to effectuate the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents, (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by the Company or (D) set forth in Section 6.1(b) of the Buyer Disclosure Letter, Buyer shall (x) use its commercially reasonable efforts to preserve Buyer’s and its Subsidiaries’ business organization intact and (y) without limiting the generality of and in furtherance of the foregoing, not and shall cause its Subsidiaries not to:

(i) (A) amend its Organizational Documents in any manner that would prevent, materially delay or materially impair the Transactions, or (B) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Buyer to another direct or indirect wholly owned Subsidiary of Buyer or to Buyer); or

(ii) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company or Buyer, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.2 No Solicitation.

(a) The Company, its Subsidiaries and its and their respective officers and directors will not, and the Company will direct and use its reasonable best efforts to cause its and its Subsidiaries’ other respective Representatives not to, directly or indirectly, take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL) or engage in or otherwise participate in discussions or negotiations with any Person with respect thereto (except solely to notify such Person of the existence of the provisions of this Section 6.2), or disclose any nonpublic information or afford access to properties, books or records to any Person that has made, or to the Company’s Knowledge is considering making, any Acquisition Proposal, or agree to, approve or recommend, or propose to agree to, approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or any other agreement relating to an Acquisition Proposal, or propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal (other than a confidentiality agreement as permitted herein). Nothing contained in this Agreement shall prevent the Company Board from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or (ii) making any disclosure if, in the case of this clause (ii), in the good faith judgment of the Company Board, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable law. The Company shall be permitted to make any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act and comply with disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal, and any such communication or compliance shall not be deemed to be a Change in the Company Recommendation; provided, that any such compliance shall not be deemed to permit the Company or the Company Board to effect a Change in the Company Recommendation except in accordance with Section 6.3. Notwithstanding anything to the contrary in this Agreement but subject to the first sentence of Section 6.2(b), prior to (but not after) obtaining the Company Stockholder Approval, the Company may, directly or indirectly through its advisors, agents or other intermediaries, (A) furnish information and access, but only in response to a request for information or access, to any Person, and its Representatives (including sources of financing), making a bona fide, written Acquisition Proposal to the Company Board after the date of this Agreement which was not obtained as a result of a material breach of this Section 6.2 and (B) participate in discussions and negotiate with such Person or its Representatives concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (A) or (B) of this sentence, (1) the Company Board determines in good faith, (x) after consulting with its outside legal counsel and its financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Company Superior Proposal and (y) that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (2) the Company receives (or prior to the date hereof has received) from the Person making such an Acquisition Proposal, prior to engaging in any of the activities described in clause (A) or (B) of this sentence, an executed confidentiality agreement the terms of which are (without regard to the terms of such Acquisition Proposal) in all material respects (i) no less favorable to the Company and (ii) no less restrictive to the Person making such Acquisition Proposal than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal; provided that if any such confidentiality agreement does not contain a “standstill” or similar provisions, or contains such provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provision contained therein or conform the provision thereof with such more favorable provision as applicable). The Company agrees that any material non-public information provided to such Person that has not previously been provided to Buyer shall be provided to Buyer prior to or substantially concurrently with the time it is provided to such Person. The Board of Directors of the Company shall not take any of the actions referred to in the foregoing clauses (A) and (B) unless the Company shall have first delivered to Buyer written notice advising Buyer that the Company intends to take such action; provided that only one such notice need be given with respect to any specific Acquisition Proposal, including any amendment or modification of any such Acquisition Proposal; provided, further, that the foregoing shall not limit the Company’s obligations set forth in Section 6.2(b) or Section 6.3(b).

(b) In the event that on or after the date of this Agreement, the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal, or any inquiry or request regarding an Acquisition Proposal or request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or has informed the Company it is considering making, an Acquisition Proposal (or any proposal that would reasonably be expected to lead to an Acquisition Proposal), in each case, whether orally or in writing, the Company will (i) promptly (and in no event later than twenty-four (24) hours after a director or senior executive officer of the Company becomes aware of such an Acquisition Proposal or any inquiry or request that would reasonably be expected to lead to an Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal, inquiry or request and set forth the material terms thereof) Buyer thereof, (ii) keep Buyer reasonably and promptly informed of any material amendments or other material modifications to such Acquisition Proposal and material developments regarding the status or terms of any such Acquisition Proposal or request, and (iii) as promptly as practicable after the receipt or delivery thereof (but in no event later than twenty-four (24) hours after a director or senior executive officer of the Company becomes aware of receipt) provide to Buyer a correct and complete copy of such Acquisition Proposal or any inquiry or request that would reasonably be expected to lead to an Acquisition Proposal, including unredacted copies of all material written correspondence and other material written materials sent by or provided to the Company, any of its Subsidiaries or any of their respective Representatives that describe any terms or conditions thereof, including any proposed transaction agreements. Upon the execution and delivery of this Agreement, the Company (x) shall, and shall cause its Subsidiaries and its and their respective officers and directors to, immediately cease and cause to be terminated and shall use reasonable best efforts to cause its and their other respective Representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date of this Agreement with any Persons with respect to any Acquisition Proposal or the possibility thereof, (y) shall promptly (and in any event within twenty-four (24) hours) request each Person, if any, that has executed a confidentiality agreement within the nine (9) months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (z) immediately terminate all physical and electronic data room access for such Person and their representatives to diligence or other information regarding the Company or any of its Subsidiaries. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, the Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement in accordance with its terms; provided that the Company shall be permitted on a confidential basis, upon written request by a relevant party thereto and without prior notice to Buyer disclosing the party and the circumstances, to release or waive any standstill obligations to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the Company Board on a confidential basis, provided that the Company Board has determined in its good faith judgment, after consultation with its outside legal and financial advisors, that failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law. The Company shall promptly (and in any event within twenty-four (24) hours) provide written notice to Buyer of any waiver or release of any standstill by the Company.

(c) For purposes of this Agreement, “Acquisition Proposal” means (i) any proposal, offer or indication of interest, from any Person or group of Persons, other than Buyer and its Affiliates, with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries which is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries), net income or net revenue or 20% or more of any class of the Company’s equity interests and (ii) any acquisition by any Person or group of Persons (or their stockholders) (other than Buyer and its Subsidiaries) resulting in, or proposal or offer, which if consummated would result in, any Person or group of Persons (or their stockholders) (other than Buyer and its Subsidiaries) obtaining control (through Contract or otherwise) over or becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company or 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries), net income or net revenue, in each case other than the Transactions. For purposes of this Agreement, “Company Superior Proposal” means an unsolicited bona fide Acquisition Proposal made after the date of this Agreement that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of, more than 50% of the Company’s consolidated total assets, net income or net revenue of more than 50% of the total voting power of the equity securities of the Company or the successor Person of the Company, that the Company Board has determined in its good faith judgment, after consultation with its outside legal and financial advisors and taking into account all the terms and conditions of such Acquisition Proposal is more favorable to the Company’s stockholders than the Transactions (after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of such proposal, as well as any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.3(b)(i)).

Section 6.3 Company Stockholder Meeting; Proxy Material.

(a) Except as permitted by Section 6.3(b) below, the Company Board shall recommend adoption of this Agreement by the Company’s stockholders, and unless permitted by Section 6.3(b), neither the Company Board nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Buyer, the approval of this Agreement, the Merger or the Company Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) if an Acquisition Proposal has been publicly disclosed after the date of this Agreement, fail to publicly reaffirm the Company Recommendation within ten (10) Business Days of a written request of Buyer, or (iv) fail to recommend against a tender or exchange offer related to an Acquisition Proposal within ten (10) Business Days after the commencement thereof (any of the foregoing, a “Change in the Company Recommendation”). For purposes of this Agreement, a Change in the Company Recommendation shall also include any failure by the Company to include the Company Recommendation in the Proxy Statement.

(b)

(i) The Company Board shall be permitted, in response to an Acquisition Proposal (that did not result from any material breach of Section 6.2) received after the date of this Agreement, to effect a Change in the Company Recommendation, or to cause the Company to terminate this Agreement pursuant to Section 8.1(c)(ii) (so long as, prior to or substantially concurrently with such termination, the Company pays to Buyer the Company Termination Fee), in each case, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Company Board determines in good faith, after consulting with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Company Superior Proposal and that failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law; (C) before taking any such action, the Company promptly gives Buyer written notice advising Buyer of the decision of the Company Board to take such action (a “Superior Proposal Notice”), including the reasons therefor and specifying the material terms and conditions of the applicable Acquisition Proposal and the identity of the Person making such Acquisition Proposal and a copy of any then-existing drafts of the definitive agreements providing for such Company Superior Proposal (and the Company will also promptly give Buyer such a notice with respect to any subsequent change in such proposal) and the Company has given Buyer at least four (4) Business Days (as modified, extended or continued by this Section 6.3(b)(i), the “Superior Proposal Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Acquisition Proposal and during such period has caused its Representatives to negotiate in good faith with Buyer (to the extent Buyer wishes to negotiate) with respect to such proposed revisions or other proposal, if any, to make such adjustments to the terms and conditions of this Agreement so that the failure to make a Change in the Company Recommendation would no longer be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law (it being understood and agreed that each and any amendment or modification (other than immaterial amendments or modifications) of such Acquisition Proposal shall require a new notice period with a new Superior Proposal Match Period of two (2) Business Days); and (D) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors that such Acquisition Proposal continues to constitute a Company Superior Proposal (as defined in Section 6.2(b)) at the end of such Superior Proposal Match Period, taking into account any revisions to the terms of the Merger or this Agreement proposed by Buyer during such Superior Match Period.

(ii) The Company Board shall be permitted (other than in connection with a Company Superior Proposal, which shall be governed by Section 6.3(b)(i)), to effect a Change in the Company Recommendation in response to an Intervening Event, if the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Company Board determines in good faith, after consulting with outside legal counsel, that failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under applicable law; (C) before taking any such action, the Company gives Buyer written notice advising Buyer of the decision of the Company Board to take such action (which notice shall set forth in reasonable detail a description of such Intervening Event and the reasons for such action), and the Company has given Buyer at least four (4) Business Days (as modified, extended or continued by this Section 6.3(b)(ii), the “Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) and has caused its Representatives to negotiate in good faith with Buyer (to the extent Buyer wishes to negotiate) with respect to such proposed revisions or other proposal, if any, to make such adjustments to the terms and conditions of this Agreement so that the failure to make a Change in the Company Recommendation would no longer be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law (it being understood and agreed that any material change in the facts or circumstances underlying such determination shall require a new notice period with a new Match Period of two (2) Business Days); and (D) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors that the failure to take such action would continue to be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under applicable law, taking into account any revisions to the terms of the Merger or this Agreement proposed by Buyer during such Match Period. Without limiting the Company’s right to terminate this Agreement in the circumstances set forth in Article VIII, a Change in the Company Recommendation shall not limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

(c) As promptly as practicable following the date of this Agreement, (i) Buyer and the Company shall prepare, and Buyer shall file with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus, and (ii) the Company and its Subsidiaries shall prepare and file with the SEC the Distribution Registration Statement. Each of Buyer and the Company shall use all reasonable efforts to have the Registration Statement and the Distribution Registration Statement declared effective under the Securities Act and the Exchange Act, as applicable, and for the Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Buyer shall promptly comply with all reasonable requests from the Company for information regarding Buyer or Merger Sub and required by applicable law for inclusion in the Proxy Statement and any amendments or supplements thereto, and the Company shall promptly comply with all reasonable requests from Buyer for information regarding the Company and its Subsidiaries and required by applicable law for inclusion in the Registration Statement and any amendments or supplements thereto. Neither the Company (with respect to the Proxy Statement and the Distribution Registration Statement) nor Buyer (with respect to the Registration Statement) will file such documents, or any amendments or supplements thereto, with the SEC without first providing the other party and its counsel a reasonable opportunity to review and comment thereon, and the filing Party will (x) with respect to the Registration Statement and Proxy Statement, include the reasonable additions, deletions or changes suggested by the other Party or its counsel to the extent relating to such other Party or its Affiliates and (y) consider in good faith all other such reasonable additions, deletions or changes suggested by the other Party or its counsel in connection therewith. The Company shall cause the Proxy Statement to be mailed to stockholders of the Company as promptly as practicable following the date on which the Registration Statement is declared effective under the Securities Act. Buyer shall take any action required to be taken under any applicable state securities Laws in connection with the Buyer Share Issuance. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger contained in any filing required under securities Laws, other than the Registration Statement, the Proxy Statement or the Distribution Registration Statement, shall be subject to Section 6.8.

(d) Each of the Company and Buyer shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) If, at any time prior to the receipt of the Company Stockholder Approval or the consummation of the Distribution, as applicable, any information relating to the Company, Buyer or Merger Sub or any of their respective Affiliates, directors or officers is discovered by the Company, Buyer or Merger Sub, which is required to be set forth in an amendment or supplement to the Registration Statement, the Proxy Statement or the Distribution Registration Statement so that none of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(f) Each of the Company and Buyer shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments, and advise the other of any oral comments, received from the SEC with respect to the Distribution Registration Statement, the Registration Statement or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand, with respect thereto. Each of the Company and Buyer shall provide the other with a reasonable opportunity to participate in any meetings or calls with the SEC relating to the Registration Statement or the Proxy Statement and review and comment on any communications with the SEC prior to filing such with the SEC, and will promptly provide the other with a copy of all such filings and communications made with the SEC. The Company and Buyer shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Registration Statement, the Proxy Statement or the Distribution Registration Statement as promptly as reasonably practicable.

(g) The Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the date on which the Registration Statement is declared effective under the Securities Act, and in any event within forty-five (45) days thereafter, for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholder Meeting”), and the Company Board shall include the Company

Recommendation in the Proxy Statement; provided, however, that the Company Board may effect a Change in the Company Recommendation if permitted by, and in accordance with, Section 6.3(b). Without limiting the generality of the foregoing, but subject to Section 6.3(b) and the Company’s rights to terminate this Agreement under the circumstances set forth in Article VIII, the Company agrees that its obligations pursuant to the first sentence of this Section 6.3(g) or its other obligations under this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Acquisition Proposal. The Company shall not, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, notwithstanding the foregoing, without the prior written consent of Buyer, adjourn or postpone the Company Stockholder Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Proxy Statement the distribution of which the Company Board has determined in good faith to be necessary under applicable law after consultation with outside legal counsel or (B) for an absence of a quorum, and the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable; provided, that the Company shall postpone or adjourn the Company Stockholder Meeting up to two times for up to ten (10) Business Days each time upon the reasonable request of Buyer to solicit additional proxies for purposes of obtaining the Company Stockholder Approval. Notwithstanding the foregoing, the Company may not, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), adjourn or postpone the Company Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such adjournment or postponement pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days in connection with any one adjournment or postponement or more than an aggregate of thirty (30) days. Without the prior written consent of Buyer, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection therewith and the Transactions) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall otherwise coordinate and cooperate with Buyer with respect to setting a preliminary record date for and the timing of the Company Stockholder Meeting. The Company shall provide updates to Buyer with respect to the proxy solicitation for the Company Stockholder Meeting (including interim results) as reasonably requested by Buyer.

Section 6.4 Cooperation; Efforts to Consummate.

(a) Each of the Company and Buyer shall use its reasonable best efforts to take (and, in the case of Buyer, including the efforts required by Section 6.4(e) and Section 6.4(f)), or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and, in any event, prior to the End Date, including (i) preparing and filing, in consultation with the other Parties, as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Entity or other third party, in each case, that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement and (iii) taking the actions set forth in Section 6.4(a) of the Buyer Disclosure Letter.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and the Company shall make as promptly as practicable after the date of this Agreement (i) the notification and report form required under the HSR Act and any other notifications or filings that are necessary, proper or advisable under other applicable Antitrust Laws and (ii) any filings, notices or reports that are necessary, proper or advisable to be made with or to Foreign Regulators pursuant to applicable Foreign Regulatory Laws; provided that each of Buyer and the Company shall make its filing with respect to the HSR Act within twenty-five (25) Business Days after the date of this Agreement. Each of the Company and Buyer shall (A) supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Entity in connection with the foregoing, including any information, documentation or other material that may be requested by a Governmental Entity with respect to any controlling person of Buyer, (B) furnish to each other any necessary information and reasonable assistance as the other may request in connection with the foregoing, and (C) take all other actions necessary or advisable to cause the expiration or termination of any applicable waiting periods under the HSR Act and any other applicable Antitrust Laws and the Foreign Regulatory Laws, in each case as promptly as practicable and, in any event, prior to the End Date. The Company and Buyer shall each request early termination of the waiting period with respect to the Merger under the HSR Act. Buyer shall pay all filing fees payable under the HSR Act or in connection with any other applicable Antitrust Laws or Foreign Regulatory Laws, regardless of whether the transactions contemplated by this Agreement are consummated.

(c) Except as prohibited by applicable Law or Governmental Order, each of Buyer and the Company shall (i) cooperate and consult with each other in connection with any filing or submission with a Governmental Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) consult with each other prior to taking any material position with respect to the filings contemplated by Section 6.4(b) in discussions with or filings to be submitted to any Governmental Entity, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to the filings contemplated by Section 6.4(b) and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Entity relating to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, in the event of any dispute between the Parties relating to strategy in connection with obtaining all necessary approvals under Antitrust Laws or Foreign Regulatory Laws with respect to the Merger and the other transactions contemplated by this Agreement, the Parties shall escalate such dispute to the chief legal officers of the Company and Buyer for resolution. If such dispute is not resolved pursuant to the preceding sentence, Buyer shall have the right to make the final determination with respect to such matter acting reasonably and in good faith and in a manner consistent with Buyer’s obligations under Section 6.4(e). Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Buyer and its Subsidiaries, (C) comply with bona fide contractual arrangements with third-parties, (D) prevent the loss of a legal privilege (including attorney-client privilege) or (E) comply with applicable Law.

(d) Unless prohibited by applicable Law or Governmental Order or by the applicable Governmental Entity, and to the extent reasonably practicable, (i) none of the Company, Buyer or their respective Affiliates shall participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.4(a)) without the other, (ii) each of the Company and Buyer shall give the other reasonable prior notice of any such meeting or conversation and (iii) in the event either the Company or Buyer is prohibited by applicable Law or Governmental Order or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, the participating or attending Party shall keep the non-participating or non-attending, as the case may be, Party reasonably apprised with respect thereto.

(e) Notwithstanding anything to the contrary in this Section 6.4, Buyer and its Affiliates shall take all actions necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable and, in any event, prior to the End Date, including (i) the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary Governmental Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the proffer and agreement by Buyer of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests of the Company and its Subsidiaries after the Closing (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations) and (B) the proffer and agreement by Buyer of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations), in each case if such action should be necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding in any forum or (y) issuance of any Governmental Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Entity; provided, however, that in the case of the foregoing clauses (A) and (B), or any other provisions of this Section 6.4, Buyer and its Affiliates shall not be required to take actions that would amount to a Burdensome Condition and which are not conditioned on the consummation of the Closing, (ii) defending through litigation on the merits (including through appeal) any claim asserted in any court, agency or other Proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and (iii) taking, in the event that any permanent, preliminary or temporary Governmental Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, all actions (including the appeal thereof and the posting of a bond) required by such Governmental Entity or otherwise necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Governmental Order so as to permit such consummation as promptly as practicable, and in any event, prior to the End Date; notwithstanding the foregoing, and for the avoidance of doubt, Buyer and its Affiliates shall not be required to take any actions that would constitute a Burdensome Condition. Nothing in this Agreement shall obligate the Company to agree to any divestiture or other remedy (1) not conditioned on the consummation of the Closing or (2) that involves, applies to or affects the operation or assets of the Spinco Business.

(f) Buyer and the Company shall not, and shall cause their Affiliates not to (i) take, cause or permit to be taken or omit to take any action, including any action with respect to any actions or filings that would be required to be made pursuant to the HSR Act, any other applicable Antitrust Laws, Foreign Regulatory Laws or other Laws, that would reasonably be expected to prevent or materially delay the consummation of the Transactions or (ii) propose, announce an intention, enter into any agreements or otherwise make a commitment to take such action. Without limiting the generality of the foregoing, Buyer and the Company each shall not, and shall cause their Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to materially delay or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or prevent or materially delay the consummation of the Transactions.

(g) Buyer acknowledges and agrees that it shall not be entitled to assert, and hereby waives, any right to terminate this Agreement on the basis of any Law or Governmental Order that would reasonably be expected to be avoided, eliminated or not entered if Buyer and its Affiliates had complied in all material respects with their obligations under this Section 6.4.

Section 6.5 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Buyer each shall keep the other reasonably apprised of the status of matters relating to the consummation of the Transactions. The Company and Buyer each shall give prompt notice to the other of any Company Material Adverse Effect or any Buyer Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 6.5 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the Company Disclosure Letter or Buyer Disclosure Letter, as applicable.

Section 6.6 Information; Access and Reports.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article VIII and the Closing, subject to applicable Law and the other provisions of this Section 6.6, each of the Company and Buyer shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors and officers and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer or the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall, upon giving of reasonable notice by the other, afford the other’s authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of its independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each of the Company and Buyer shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested by the other, in each case, for purposes reasonably related to the consummation of the Transactions, including transition or integration planning related thereto.

(b) The foregoing provisions of this Section 6.6 shall not require and shall not be construed to require either the Company or Buyer to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Buyer, as applicable, would (i) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Party shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) result in the loss of the protection of any attorney-client privilege, (iv) result in the disclosure of any personal information that would expose the Party to the risk of liability or (v) unreasonably disrupt the operations of such Party or any of its Subsidiaries. In the event that the Company or Buyer, as applicable, objects to any request submitted pursuant to and in accordance with this Section 6.6(b) and withholds information on the basis of the foregoing clauses (i) through (v), the Company or Buyer, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company or Buyer shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of the Company or Buyer, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company or Buyer, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary in the Confidentiality Agreement, (i) each of the Company and Buyer agrees that the other Party may initiate contact with and pursue potential financing sources in connection with the transactions contemplated by this Agreement subject to, in the case of information that constitutes “Evaluation Material” (as defined in the Confidentiality Agreement) (the “Confidential Information”), the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement and (ii) each of the Company and Buyer agrees that (A) the other Party may disclose Confidential Information to any actual or prospective financing sources in connection with the Financing or in connection with any financing or refinancing to be undertaken by the Company or any of its Subsidiaries (including any member of the Spinco Group), as applicable; provided that the recipients of such Confidential Information agree to customary confidentiality undertakings that are substantially similar in their protection of confidential information as the Confidentiality Agreement, including “click through” confidentiality agreements and confidentiality provisions contained in customary confidential information memoranda or other marketing materials in connection with the Financing or such financing or refinancing, as applicable; provided, further, that each of Buyer and the Company shall provide the other Party with the disclosure that includes any Confidential Information that is planned to be disclosed a reasonable period of time in advance of providing such Confidential Information to actual or prospective financing sources to allow the Company or Buyer, as applicable, a reasonable opportunity to review and comment on the disclosure that includes such Confidential Information and (B) each of Buyer and the Company may disclose Confidential Information to any rating agency, subject to customary confidentiality undertakings by such rating agency substantially similar in their protection of confidential information as the Confidentiality Agreement, in connection with the Financing or such financing or refinancing, as applicable.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Buyer or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Buyer or Merger Sub set forth in this Agreement.

Section 6.7 Exchange Act Deregistration. Buyer shall use its best efforts to cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. Buyer shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to permit the Company Stock and any other security issued by the Company or one of its Subsidiaries and listed on NASDAQ to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.8 Publicity. The initial press release with respect to the Merger shall be a joint press release and thereafter the Company and Buyer shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Merger and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or trading market, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) with respect to or following any Change in the Company Recommendation made in accordance with this Agreement or with respect to any Acquisition Proposal, (iv) consistent with the initial press release or other mutually agreed communications (including the Registration Statement and other public filings made with the SEC in connection with the Agreement or the Transactions) or (v) any press release or public statement by the Company solely with respect to the Spinco Group or the Spinco Business, except to the extent any such press release or public statement would reasonably be expected to have a material impact Buyer or the Transaction. Each of the Company and Buyer may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Buyer.

Section 6.9 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Buyer shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with (i) a base salary or wage rate, as applicable, target cash incentive opportunities (including, as applicable, target annual or short-term bonus and commission opportunities) and target equity or equity-based incentive opportunities that are, in each case, no less than those in effect for such Continuing Employee immediately before the Effective Time (provided, that Buyer shall not be required to grant equity or equity-based incentives to Continuing Employees and shall be permitted to replace such value with cash or cash-based awards) and (ii) all other employee benefits (excluding deferred compensation, severance and defined benefit pension benefits) that are substantially comparable in the aggregate to those (excluding deferred compensation, severance and defined benefit pension benefits) that are in effect for (or available to) such Continuing Employee as of the Effective Time. For the avoidance of doubt, base salary or wage rate and target annual or short-term cash and target long-term incentive compensation opportunities shall not be decreased during the Continuation Period for any Continuing Employee employed during that period.

(b) During the Continuation Period (or such longer period required by the terms of the applicable Retained Entity Plan), the Surviving Corporation and its Subsidiaries shall (and Buyer shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with severance and termination benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time as set forth on Section 4.8(a) of the Company Disclosure Letter; provided, that such severance benefits shall be subject to the execution and non-revocation of a release of claims in favor of Buyer and its Subsidiaries.

(c) With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plan, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Buyer shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual, long-term incentive compensation, and severance entitlement or termination pay), except (x) to the extent that it would result in duplication of coverage or benefits for the same period of service or (y) for purposes of defined benefit pension plans or post-employment health and welfare arrangements. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Retained Entity Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents; and

(iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plans ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time and will not be subject to accrual limits or other forfeiture and shall not limit future accruals.

(d) In respect of each Continuing Employee’s annual bonus for the calendar year in which the Closing Date occurs (the “Closing Year Annual Bonus”), Buyer shall, or shall cause the Surviving Corporation to, pay to each Continuing Employee the Closing Year Annual Bonus in an amount equal to the greater of (i) such Continuing Employee’s full bonus entitlement under the applicable Retained Entity Plan, assuming for purposes of determining such Closing Year Annual Bonus (x) with respect to any applicable individual performance goals, that such goals are achieved at no less than target levels of performance and (y) with respect to any applicable company performance goals, that such goals are achieved at the greater of (A) target performance and (B) actual performance based on actual performance through the Closing Date, extrapolated through the end of the applicable calendar year in which the Closing Date occurs, in either case, as determined in good faith and otherwise in the Ordinary Course by the Company prior to the Closing Date and (ii) the amount payable to such Continuing Employee under the applicable Retained Entity Plan based on actual performance through the end of the applicable performance period under such plan, as determined by Buyer in good faith and consistent with the Company’s past practice (such amount, the “Closing Year Annual Bonus Payment”); provided, that the Closing Year Annual Bonus Payment will be payable at the same time and subject to the same terms and conditions as called for in the applicable Retained Entity Plan in effect as of the Closing Date (including any continued employment or similar requirement under an applicable Retained Entity Plan) and; provided, further, that in no event will any Continuing Employee receive any Closing Year Annual Bonus Payment, or portion thereof, that would be duplicative of any bonus-related amounts payable as severance, termination pay or similar pay under any Retained Entity Plan.

(e) From and after the Effective Time, the Surviving Corporation shall (and Buyer shall cause the Surviving Corporation to) assume and honor all of the Retained Entity Plans, including, for avoidance of doubt, employment agreements with Continuing Employees, in accordance with their terms as in effect immediately prior to the Effective Time.

(f) The Surviving Corporation shall (and Buyer shall cause the Surviving Corporation to) assume all Collective Bargaining Agreements to which any Retained Entity is a party in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing or anything in this Agreement to the contrary, the terms and conditions of employment for any (i) Continuing Employees covered, or who become covered, by a Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law, and (ii) Continuing Employees otherwise located outside the United States shall be subject to applicable Law.

(g) Nothing in this Agreement shall confer upon any Person any right to continue in the employ or service of the Company, Buyer or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of the Company, Buyer or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Person at any time for any reason whatsoever, with or without cause, in accordance with any Collective Bargaining Agreements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9(g) shall (i) be deemed or construed to be an amendment or other modification of any Retained Entity Plan, or any plan, program or arrangement of the Company, Buyer or any of their respective Affiliates, or (ii) create any third-party rights in any current or former service provider or employee of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Buyer agrees that, to the fullest extent permitted under applicable Law and the Organizational Documents of the Retained Entities in effect as of the date of this Agreement, Buyer shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former (determined as of the Effective Time) director and officer of the Retained Entities, in each case, when acting in such capacity (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Buyer or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted to do so under applicable Law and the Organizational Documents of the applicable Retained Entity in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Retained Entities shall and, if the Retained Entities are unable to, Buyer shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the Retained Entities’ existing directors’ and officers’ insurance policies, and (ii) the Retained Entities’ existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Retained Entities’ insurance carrier(s) as of the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Retained Entities’ existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the aggregate cost of such “tail” insurance exceed three hundred percent (300%) of the aggregate annual premium for such insurance in effect as of the date hereof (the “Maximum Amount”); and provided, further, that if the aggregate cost for such “tail” insurance exceeds the Maximum Amount, then the Retained Entities or the Surviving Corporation shall obtain such “tail” insurance that is the most advantageous to the beneficiaries thereof available for a cost not exceeding the Maximum Amount, unless otherwise directed by Buyer to exceed the Maximum Amount. If the Retained Entities and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Retained Entities’ existing policies as of the Effective Time, or the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Retained Entities’ existing policies as of the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend for such insurance an aggregate annual cost in excess of the Maximum Amount; and provided, further, that if such insurance is not reasonably available or the aggregate annual cost for such insurance exceeds the Maximum Amount, then the Surviving Corporation shall obtain such insurance available that is the most advantageous to the beneficiaries thereof for a cost not exceeding the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such Proceeding, shall promptly notify Buyer thereof in writing, but the failure to so notify shall not relieve Buyer or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Buyer nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Buyer or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Buyer and the Surviving Corporation shall be obligated pursuant to this Section 6.10 to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Buyer or the Surviving Corporation elects to assume such defense, and Buyer and the Surviving Corporation shall cooperate in the defense of any such matter if Buyer or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Buyer or the Surviving Corporation elects to assume such defense, and

Buyer and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Buyer or the Surviving Corporation elects not to assume such defense; (iv) Buyer and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Retained Entities or any indemnification agreement between such Indemnified Party and the Retained Entities, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If Buyer or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

(f) The rights of the Indemnified Parties under this Section 6.10 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Retained Entities, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Retained Entities for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 6.10 is not prior to or in substitution of any such claims under such policies).

(g) This Section 6.10 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 6.10.

Section 6.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of the Company (including the Company Board) and Buyer (including the Buyer Board), respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.12 Section 16 Matters. The Company, Buyer and the Company Board and the Buyer Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Merger and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Buyer (including derivative securities) in connection with the Merger by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Buyer, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.13 Transaction Litigation.

(a) In the event that any stockholder litigation related to this Agreement or the Transactions is brought against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Buyer of such Company Transaction Litigation and shall keep Buyer reasonably informed with respect to the status thereof (including by providing copies of all substantive pleadings with respect thereto). The Company shall give Buyer a reasonable opportunity to participate in the defense or settlement (at Buyer’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Buyer’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense and the disclosure of information to Buyer in connection therewith shall be subject to the provisions of Section 6.5; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) In the event that any stockholder litigation related to this Agreement or the Transactions is brought against Buyer or any members of the Buyer Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Buyer Transaction Litigation”), Buyer shall promptly notify the Company of such Buyer Transaction Litigation and shall keep the Company reasonably informed with respect to the status thereof (including by providing copies of all substantive pleadings with respect thereto). Buyer shall give the Company a reasonable opportunity to participate in the defense or settlement (at the Company’s sole expense and subject to a customary joint defense agreement) of any Buyer Transaction Litigation and shall consider in good faith the Company’s advice with respect to such Buyer Transaction Litigation; provided that Buyer shall in any event control such defense and the disclosure of information to the Company in connection therewith shall be subject to the provisions of Section 6.5; provided, further that Buyer shall not settle or agree to settle any Buyer Transaction Litigation without prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.14 New Company Substitution; New Company Stockholder Consent; HoldCo Reorganization. Prior to the Closing Date and following the receipt of the Company Stockholder Approval, the Company shall effect or cause to be effected the following internal restructuring transactions, in the following order (a) the consummation of the New Company Substitution, (b) immediately following the New Company Substitution, the execution and delivery of the New Company Stockholder Consent and (c) immediately following execution and delivery of the New Company Stockholder Consent, the consummation of the Holdco

Reorganization. Upon the effectiveness of the completion of the Holdco Reorganization, all of the rights and obligations of the Company under this Agreement shall be deemed to have been novated, assigned to, assumed by and vested in the New Company. Upon the effectiveness of the New Company Substitution, all references in this Agreement to the Company shall be deemed to be references to the New Company, and each term defined herein incorporating or making reference to the Company, including the “Company Board,” “Company Stock,” “Company Options,” “Company RSUs,” “Company PRSUs,” “Company DSUs,” “Company Notional Units,” “Company Stock Plan,” “Company DC Plan” and “Company Equity Awards,” shall be deemed to be references to the successor or equivalent of such defined term in or of, as applicable, the New Company, in each case, other than where context requires such reference to apply to the Company only and not the New Company, including any reference to the Company being party to any Contract and references to the consummation of the Holdco Reorganization.

Section 6.15 Separation and Distribution.

(a) Prior to the Closing but following the Holdco Reorganization, the Company shall, and shall cause Spinco to, enter into the Separation and Distribution Agreement and the Specified Ancillary Agreements and, subject to the terms and conditions thereof, use its reasonable best efforts to cause the Separation and the Distribution to be consummated in all material respects in accordance with the terms thereof. The Company shall notify Buyer reasonably promptly following any decision to give notice of a Specified Amount Reduction pursuant to Section 2.15(a) of the Separation and Distribution Agreement. Notwithstanding any other provision hereof, the Company shall have no obligation to make a Specified Amount Reduction, and any such decision shall be in the Company’s sole discretion.

(b) Notwithstanding anything herein or in the Separation and Distribution Agreement (including on the schedules, annexes and exhibits thereto) to the contrary (except as set forth in Item 1 of Schedule 1.4(d) of the Separation and Distribution Agreement), without Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not, directly or indirectly, (i) modify, amend, alter or otherwise change in any manner the allocation or assignment of Content or Content IP set forth in the Separation and Distribution Agreement (including on the schedules, annexes and exhibits thereto) as between the Retained Entities, on the one hand, and the Spinco Entities, on the other hand or (ii) enter into, modify, amend, alter or otherwise change in any manner the terms of any Commercial Agreement (as defined in the Separation and Distribution Agreement) or any arrangement pursuant to the Transition Services Agreement involving the licensing of, or other granting of rights to, Content or Content IP to any of the Spinco Entities, in each case of (i) and (ii), other than modifications, amendments, alterations or changes that are (A) immaterial in nature and (B) reasonably necessary to effect the Separation and Distribution.

Section 6.16 Financing.

(a) Buyer shall, and shall cause the Buyer Entities to, use their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Committed Financing on the terms and conditions (including, to the extent applicable, the “market flex” provisions) set forth in the Commitment Letter no later than the Closing Date, including using their respective reasonable best efforts to (i) maintain in effect the Commitment Letter until the Transactions are consummated (it being acknowledged that the commitments under the Commitment Letter may be reduced or terminated in accordance with the terms of the Commitment Letter to the extent that Buyer receives cash proceeds from, or commitments in respect of, any other Financing (as defined below) on or prior to the Closing Date (so long as the receipt of any alternative commitments in respect of such Financing do not result in a Prohibited Modification)) and (ii) negotiate, enter into and deliver definitive agreements with respect to the Committed Financing contemplated by the Commitment Letter or the alternative Financing contemplated in the immediately preceding clause (i), as applicable, on the terms and conditions set forth in the Commitment Letter (including any “market flex” provisions applicable to the Committed Financing) (or on terms that will not prevent, materially delay or materially impair the Closing or make the funding with respect to the Committed Financing or Financing, as applicable, less likely to occur or otherwise result in a Prohibited Modification), (B) satisfy or cause to be waived on a timely basis all conditions applicable to Buyer and the Buyer Entities set forth in the Commitment Letter or such definitive agreements, (C) upon the satisfaction or waiver of such conditions, consummate the Committed Financing or Financing, as applicable, on the Closing Date and (D) enforce its rights under the Commitment Letter and such definitive agreements. Buyer shall not (and shall cause the Buyer Entities not to), without the prior written consent of the Company, amend, modify, supplement, waive (or otherwise grant consent under) the Commitment Letter or any definitive agreements in respect of the Committed Financing or replace all or any portion of the commitments in respect of the Committed Financing, to the extent such amendment, modification, supplement, replacement or waiver would reasonably be expected to (w) reduce the amount of the Committed Financing to an amount that would result in Buyer having insufficient funds, when added with cash and marketable securities on hand of Buyer and any then-immediately available Committed Financing, to pay the Required Amounts, (x)(i) impose new or additional conditions precedent to the initial funding of the Committed Financing other than as set forth in the Debt Commitment Letter (as in effect on the date of this Agreement) or (ii) otherwise modify the conditions precedent to the initial funding of the Committed Financing (as in effect on the date of this Agreement) in a manner reasonably expected to delay, prevent or impede the funding of the Committed Financing (or satisfaction of the conditions precedent to the Committed Financing) on the Closing Date or make such funding materially less likely to occur, (y) delay in any material respect the Closing Date or (z) adversely affect the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter (the effect described in clause (w) through (z), a “Prohibited Modification”); provided, however, Buyer may amend, modify, supplement or waive any provision of the Commitment Letter (A) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, in each case, as contemplated by the Debt Commitment Letter on the date of this Agreement or (B) to reduce or terminate the commitments thereunder as a result of (x) Buyer’s receipt of commitments in connection with an alternative financing which will generate, or (y) Buyer’s consummation of an alternative financing which provides Buyer, taken together with other sources of funds immediately available to Buyer and any other Committed Financing, with sufficient funds necessary to pay the Required Amounts at Closing, in each case in any manner that does not result in a Prohibited Modification. As soon as reasonably practicable, Buyer will provide the Company with true and complete executed copies of any amendment or supplement to, or modification or replacement of or waiver under, the Commitment Letter (subject, in the case of any fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and none of which would be reasonably expected to impact the conditionality or amount of the Financing) made in compliance with this Section 6.16(a). Upon any such amendment, modification, supplement, replacement, waiver or consummation of an alternative financing, (A) the definitions of “Debt Commitment Letter”, “Debt Fee Letter” and/or “Financing”, as applicable, set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such amendment, modification, supplement, replacement, waiver or alternative financing and (B) any reference in this Agreement to the “Committed Financing” shall mean the financing contemplated by the Debt Commitment Letter as modified pursuant to the parenthetical provided in clause (i) above and any replacement or partial replacement contemplated thereby.

(b) If the Committed Financing in an aggregate principal amount (together with cash and marketable securities on hand and other sources of funds immediately available to Buyer) at least equal to the Required Amounts becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, and such unavailable amount is necessary to pay the Required Amounts (each such event, an “Original Financing Failure”), Buyer shall promptly notify the Company in writing of the Original Financing Failure after obtaining knowledge thereof and Buyer shall use its reasonable best efforts to obtain, as promptly as reasonably practicable, alternative financing from alternative sources that does not include conditions to obtaining the Financing that are materially more onerous to Buyer, taken as a whole, than those contained in the Commitment Letter (taking into account any “market flex” provisions) and in an amount at least equal to the aggregate principal amount of the Committed Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”) that is necessary to pay the Required Amounts, and to obtain new financing commitment letter(s) with respect to such Alternate Financing (the “New Commitment Letter(s)”), which shall replace the existing Debt Commitment Letter. Buyer shall promptly provide true and complete and fully executed copies of such New Commitment Letter(s) (including all attachments thereto) and all related fee letters (subject, in the case of any fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and none of which would be reasonably expected to impact the conditionality or amount of the Financing) to the Company. In the event New Commitment Letter(s) are obtained, (i) any reference in this Agreement to the “Debt Commitment Letter” or “Debt Fee Letter” shall be deemed to include the New Commitment Letter(s) or related fee letters, as applicable and (ii) any reference in this Agreement to the “Committed Financing” shall include the financing contemplated by the New Commitment Letter(s) and related fee letters.

(c) Buyer shall keep the Company reasonably informed promptly upon written request (which may be via email) in reasonable detail of the status of its efforts to arrange the Financing. Buyer shall give the Company prompt notice of (i) any material breach or material default by any party to the Debt Commitment Letter, or any definitive agreements related to the Committed Financing, in each case, of which Buyer becomes aware, (ii) the receipt of any written notice or other written communication, in each case received from any Financing Source with respect to any (x) material breach of Buyer’s obligations under the Debt Commitment Letter or definitive agreements related to the Committed Financing, or default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Committed Financing or (y) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Committed Financing or any provisions of the Debt Commitment Letter, in each case with respect to the obligation to fund the amount of the Committed Financing to be funded at Closing and (iii) if for any reason Buyer has determined in good faith that it will not be able to obtain all or any portion of the Committed Financing on the terms contemplated by the Commitment Letter in an amount sufficient, when added with cash and marketable securities on hand of Buyer, to pay the Required Amounts. Notwithstanding the foregoing, in no event shall Buyer be required to provide access to or disclose information that would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Buyer or any Buyer Entity; provided that Buyer shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, Buyer shall, to the extent permitted by such confidentiality obligations, notify the Company if any such information that the Company has specifically identified and requested is being withheld as a result of any such obligation of confidentiality. Prior to the Closing Date, Buyer shall, and shall cause the Buyer Entities and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide to the Company cooperation reasonably requested by the Company in connection with any financing or refinancing to be undertaken by the Company or any of its Subsidiaries (including any member of the SpinCo Group), including using reasonable best efforts to provide cooperation consistent in all material respects with the cooperation required of the Company, its Subsidiaries and their respective Representatives under Section 6.16(d), as applicable.

(d) Prior to the Closing Date, the Company shall, and shall cause each of its Subsidiaries (other than any member of the SpinCo Group) and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide to Buyer cooperation reasonably requested by Buyer in connection with the arrangement of the Committed Financing, including using reasonable best efforts (to the extent reasonable and customary for financings of the type contemplated thereby as of the date of this Agreement) to:

(i) cause the appropriate senior officers of the Company to participate in a reasonable but limited number of lender or investor meetings, lender or investor presentations, roadshows, sessions with rating agencies and due diligence sessions (which may be attended via teleconference or virtual meeting platforms), in each case, upon reasonable advance notice and at mutually agreeable dates and reasonable times;

(ii) provide reasonable and customary assistance with the preparation of customary rating agency presentations, roadshow materials, customary bank information memoranda and bank syndication materials, offering documents, prospectuses and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC), in connection with consummating any Financing, in each case, solely with respect to customary information relating to the Company and its Subsidiaries;

(iii) provide all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations at least four (4) Business Days prior to the Closing Date, including the USA PATRIOT Act, solely relating to the Company and any of its Subsidiaries, in each case as reasonably requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date;

(iv) provide reasonable and customary assistance to Buyer and the Financing Sources in their preparation of offering documents for any Financing, including by using reasonable best efforts to (x) provide information with respect to the Separation, including as is reasonably necessary to permit Buyer to prepare a pro forma description of the Retained Entities and their business giving effect to the Separation, (y) furnish Buyer, following Buyer’s request made in good faith and in a timely manner, with all customary financial information (to the extent reasonably available to the Company) solely relating to the Company and its Subsidiaries required to be delivered pursuant to paragraph 3 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) to the extent required to consummate any Financing (provided that in the event of any Financing that consists of a securities issuance prior to the Closing, the references to the number of days in such paragraph also shall be deemed to refer to a number of days prior to the applicable closing date of any such securities issuance), and (z) furnish Buyer, following Buyer’s request made in good faith and in a timely manner, with the information and assistance that is reasonably necessary to permit Buyer to prepare pro forma financial statements (giving effect to both the Separation and the transactions contemplated by this Agreement) required to be delivered pursuant to paragraph 3 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) to the extent required to consummate any Financing (provided that in the event of any Financing that consists of a securities issuance prior to the Closing, the references to the number of days in such paragraph also shall be deemed to refer to a number of days prior to applicable closing date of any such securities issuance), it being understood that Buyer, and not the Company, its Subsidiaries or any of their respective Subsidiaries, Affiliates or Representatives, is responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, except that the Company shall be responsible for providing pro forma financial statements and any other pro forma information of the Retained Business (giving effect to the Separation) reasonably necessary to permit Buyer to prepare such pro forma financial statements and pro forma information;

(v) (A) cause its independent auditors to reasonably cooperate with any Financing consistent with their customary practice, including (x) their participation in customary accounting due diligence sessions, and (y) requesting that they provide customary comfort letters (including “negative assurance” and customary “change period” comfort) and customary consents to the inclusion of the Company’s auditor reports and (B) providing customary management representation letters to such auditors, in each case, to the extent required in connection with such comfort letters and the marketing and syndication of any Financing; and

(vi) assist with the preparation of and enter into (but not prior to the Closing) the definitive documentation relating to the Financing (including review of any disclosure schedules related thereto for completeness and accuracy); and

(vii) facilitate discussions with the Company’s existing lender and banking relationships (including cooperating with Buyer in connection with the replacement or backstopping of letters of credit).

(e) Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 6.16(d) and the actions and matters referred to in Section 6.16(f) shall not (i) unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or, (ii) (A) require the taking of any action in respect of any Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries or (B) require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement, (iii) require the Company or any of its Subsidiaries to take any action that would conflict with or violate any of its organizational documents, any applicable law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract or permit to which the Company or any of its Subsidiaries is a party, (iv) except in connection with any consent solicitation described in Section 6.16(f), require the Company or any of its Subsidiaries to issue any bank information memoranda, lender presentations, offering memoranda, or similar documents including disclosure and financial statements (1) with respect to the business that reflects the Company or its Subsidiaries (other than, after the Closing, the Surviving Corporation) as the obligor(s) or (2) in the name of the Company, its Subsidiaries or the Surviving Corporation, separate from Buyer and/or its Subsidiaries, (v) require the Company or any of its Subsidiaries to execute any Contract or any other letter, agreement, document or certificate prior to the Closing the effectiveness of which is not expressly conditioned upon the occurrence of the Closing (other than customary management letters contemplated in Section 6.16(d) or any payoff letter or supplemental indenture contemplated in Section 6.16(f) and any customary certificates required in connection therewith), (vi) require the Company or any of its Subsidiaries to enter into any agreement or commitment in connection with any Financing that is effective prior to the Closing (other than customary management letters contemplated in Section 6.16(d) or payoff letters, supplemental indentures and related documents contemplated in Section 6.16(f)), (vii) result in the Company or its Subsidiaries, including any employee, officer or director of the Company or any of its Subsidiaries incurring any actual or potential personal liability with respect to any matters relating to any Financing, (viii) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege or contravene any applicable Law, or violate any of the confidentiality provisions of any confidentiality agreement or Contract, of the Company or any of its Subsidiaries, (x) require the Company or any of its Subsidiaries to change any fiscal period, (xi) require the Company or any of its Subsidiaries to authorize any corporate action with respect to any Financing prior to the Closing Date, except for such corporate action that is conditioned on the occurrence of the Closing (and only by their respective directors, managers or other Persons holding similar positions at the Company or any of its Subsidiaries who are expected to continue to hold such positions following the Closing), (xii) except in connection with any consent solicitation described in Section 6.16(f), require the Company or any of its Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel (other than in connection with the supplemental indentures contemplated in Section 6.16(f)), (xiii) require the Company or any of its Subsidiaries to pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any liens to be placed on any of its assets in connection with any Financing prior to the Closing Date, (xiv) require the Company to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Committed Financing, the definitive documents related to any Financing or any information utilized in connection therewith (in each case except following the Closing), or (xv) require the Company or any of its Representatives to prepare or provide any pro forma financial statements, information or projections or other financial statements or other financial information (other than as set forth in Section 6.16(d)(iv) above) that are not otherwise prepared by the Company in the ordinary course of business.

(f) In the event that any of the Retained Entities shall be obligated on any outstanding notes attributable to the Retained Entities after giving effect to the Separation (the “Retained Notes”), if reasonably requested by Buyer in consultation with the Company, the Company shall use reasonable best efforts to cooperate with, and shall use reasonable best efforts to take all actions reasonably requested by, Buyer in order to, prior to the Closing, assist Buyer in (i) preparing and delivering one or more notices of redemption, which notice of redemption shall be expressly conditioned on the occurrence of the Closing, in order to effect a redemption pursuant to the terms of the relevant indenture, (ii) commencing one or more consent solicitations (including in connection with any exchange offer launched by Buyer or any of its Subsidiaries with respect to the Retained Notes) to amend the indenture or indentures governing one or more series of the Retained Notes, including, promptly following the expiration of any such consent solicitation and subject to the receipt of any requisite consents, executing one or more supplemental indentures to the relevant indenture to provide for such amendments to be effective (but which shall not be operative until the Closing), (iii) commencing, as applicable, a “change of control” offer, which offer shall be expressly conditioned on the occurrence of the Closing, pursuant to the terms of the relevant indenture, and (iv) providing any other reasonable and customary cooperation to facilitate the assumption, amendment, redemption, repurchase, discharge, defeasance or repayment of the Retained Notes, in each case conditioned on the occurrence of the Closing. Prior to the Closing, the Company shall use reasonable best efforts to deliver to Buyer a customary payoff letter in respect of any Indebtedness consisting of a loan, credit facility or receivables financing facility or factoring arrangement relating to the Retained Entities, to the extent reasonably requested by Buyer in writing on the later of (x) the date that is twenty (20) Business Days prior to the anticipated Closing Date and (y) the date the Separation is consummated, to allow for the payoff, discharge and termination in full on the Closing Date of all such Indebtedness and any related Liens (and to provide to Buyer a substantially complete draft of such letter no later than four (4) Business Days prior to the anticipated Closing Date).

(g) The Company hereby consents to the use of its and each of its Subsidiaries’ logos (other than the logos that relate solely to any member of the SpinCo Group) in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(h) Buyer shall, promptly upon request by the Company (and, in any event, within ten (10) days), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by the Company or any of its Subsidiaries in order to comply with its obligations under Section 6.16(d) and Section 6.16(f). Buyer shall indemnify, defend and hold harmless the Company, its Subsidiaries (including the Spinco Entities) and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise, in connection with such cooperation under Section 6.16(d) and Section 6.16(f), the arrangement of the Financing and any information used in connection therewith, except to the extent such claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities directly result from the gross negligence or willful misconduct of such indemnified Persons. The Company shall, promptly upon request by Buyer (and, in any event, within ten (10) days), reimburse Buyer for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by Buyer or any of Buyer Entities in order to comply with its obligations under the last sentence of Section 6.16(c). The Company shall indemnify, defend and hold harmless Buyer and the Buyer Entities and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise, in connection with such cooperation under the last sentence of Section 6.16(c), the arrangement of any such financing or refinancing to be undertaken by the Company or any of its Subsidiaries (including any member of the Spinco Group) and any information used in connection therewith, except to the extent such claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities directly result from the gross negligence or willful misconduct of such indemnified Persons. This clause (h) shall survive any termination of this Agreement.

(i) Notwithstanding anything contained in this Agreement to the contrary, Buyer expressly acknowledges and agrees that (i) its obligations hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned in any manner upon Buyer obtaining the Financing (including, for the avoidance of doubt, any securities issuance) and (ii) any breach by the Company of Section 6.16(d) or Section 6.16(f) shall be deemed not to constitute a breach for all of purposes of this Agreement (including for purposes of Section 7.3(b) and Section 8.1(d)) unless (w) the Financing has not been consummated as a result of the failure of any condition precedent to the funding of the Financing, (x) the Company has materially breached its obligations under Section 6.16(d) or Section 6.16(f), (y) such breach is the proximate cause of the Financing not being consummated and (z) Buyer has notified the Company of such breach in writing a reasonably sufficient amount of time prior to the End Date to afford the Company with reasonable opportunity to cure such breach (detailing in good faith (I) reasonable specificity as to the basis for any such breach and (II) reasonable steps that comply with Section 6.16(d) or Section 6.16(f) in order to cure such breach) and the Company has not taken such steps or otherwise cured such breach within such time as would reasonably permit Buyer to consummate the Financing prior to the End Date.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Separation and Distribution. The Separation and Distribution shall have been consummated in all material respects in accordance with the principal terms of the Separation and Distribution Agreement.

(b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(c) Listing. The shares of Buyer Common Stock issuable to the holders of shares of Company Stock pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.

(d) Regulatory Approvals. (i) Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated, and any commitments not to close any of the transactions contemplated by this Agreement before a certain date under a timing agreement entered into by the Parties with any Governmental Entity shall have expired or been terminated; and (ii) any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority or other condition set forth in Section 7.1(d)(ii) of the Buyer Disclosure Letter shall have expired or been obtained.

(e) Laws or Governmental Orders. No Governmental Entity shall after the date of this Agreement have enacted, issued or promulgated any Law or Governmental Order that is in effect and that restrains, enjoins or otherwise prohibits the consummation of the Merger.

(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a) (i) The representations and warranties of Buyer and Merger Sub set forth in Section 5.2(a) (Capital Structure), Section 5.2(b) (Capital Structure of Merger Sub) and Section 5.6(a) (Absence of Certain Changes) shall be true and correct, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case, except for de minimis inaccuracies; (ii) the representations and warranties of Buyer and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Good Standing and, Qualification), Section 5.3(a) (Corporate Authority and Approval) and Section 5.13 (Brokers and Finders) shall be true and correct in all material respects, at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of Buyer and Merger Sub set forth in Article V that are qualified by a “Buyer Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of Buyer and Merger Sub set forth in Article V shall be true and correct at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Buyer and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect.

(d) Buyer shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to Obligation of Buyer and Merger Sub to Effect the Merger. The obligations of Buyer and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Buyer to the extent permitted by applicable Law) of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) and Section 4.6(a) (Absence of Certain Changes) shall be true and correct, at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case, except for de minimis inaccuracies; (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.3(a) (Corporate Authority and Approval), Section 4.3(b) (Corporate Authority and Approval) and Section 4.18 (Brokers and Finders) shall be true and correct in all material respects, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Article IV that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Article IV shall be true and correct at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) The Company shall have delivered to Buyer a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any covenant or agreement of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment. This Agreement may be terminated and abandoned prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a) by the mutual written consent of the Company and Buyer;

(b) by either the Company or Buyer, if:

(i) the Effective Time shall not have occurred on or before March 4, 2027, or such other date agreed in writing by Buyer and the Company (any such date, the “End Date”); provided, however, that (A) if, on March 4, 2027, any of the conditions set forth in Section 7.1(d) or Section 7.1(e) (solely in connection with an Antitrust Law or Foreign Regulatory Law) has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any Party hereto, to June 4, 2027, (B) if, on June 4, 2027, any of the conditions set forth in Section 7.1(d) or Section 7.1(e) (solely in connection with an Antitrust Law or Foreign Regulatory Law) has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any Party hereto, to September 4, 2027 and (C) if all the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) prior to 11:59 p.m., Eastern Time, on the End Date, but as of such time, the Specified Date would occur after the End Date, the End Date shall be automatically extended, without any further action on the part of any Party hereto, to 11:59 p.m., Eastern Time, on the Specified Date; provided, that the right to terminate the Agreement pursuant to this Section 8.1(b)(i) shall not be the available to a Party whose breach in any material respect of its obligations under this Agreement has been the primary cause of the failure of the Closing to occur on or before such date;

(ii) any Governmental Entity of competent jurisdiction shall have issued, enacted, enforced or entered any Governmental Order permanently enjoining or prohibiting the consummation of the Merger, and such Governmental Order shall have become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not have breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of such Governmental Order; or

(iii) if the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained upon a vote taken thereon;

(c) by the Company:

(i) if Buyer or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) forty-five (45) days following the Company’s delivery of written notice to Buyer stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) prior to receipt of the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal subject to compliance with Section 6.3(b).

(d) by Buyer:

(i) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) 45 days following Buyer’s delivery of written notice to the Company stating Buyer’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination; provided, that Buyer shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Buyer or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) prior to receipt of the Company Stockholder Approval, if the Company Board shall have effected a Change in the Company Recommendation.

Section 8.2 Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 8.1, the terminating Party shall forthwith give written notice thereof to the other Party or Parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties. In the event of a valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Buyer, Merger Sub or their respective Subsidiaries or Affiliates, except that: (i) no such termination shall relieve any Party of its obligation to pay the Company Termination Fee or the Regulatory Termination Fee, as applicable, if, as and when required pursuant to Section 8.3 or any of its other obligations under Section 8.3 expressly contemplated to survive the termination of this Agreement pursuant to Section 8.3; (ii) no such termination shall relieve any Party for liability for such Party’s Fraud or Willful Breach of any covenant or obligation contained in this Agreement prior to its termination; and (iii) the Confidentiality Agreement and the provisions of this Section 8.2, Section 8.3 and Article IX shall survive the termination hereof.

Section 8.3 Termination Fees.

(a) Company Termination Fee. If (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), (B) this Agreement is terminated by Buyer pursuant to Section 8.1(d)(ii) (C) this Agreement is terminated by the Company or Buyer pursuant to Section 8.1(b)(iii) and, immediately prior to the Company Stockholder Meeting, Buyer would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(ii) or (D) (x) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “50%” for “20%” in each place each such phrase appears) is publicly proposed or publicly disclosed prior to the Company Stockholder Meeting (a “Company Qualifying Transaction”), (y)(1) this Agreement is terminated by the Company or Buyer pursuant to Section 8.1(b)(iii) or (2) this Agreement is terminated by Buyer pursuant to Section 8.1(d)(i) as a result of a Willful Breach by the Company of any covenants hereunder and, in each case, (z) concurrently with or within twelve (12) months after such termination, the Company (1) consummates a Company Qualifying Transaction or (2) enters into a definitive agreement providing for a Company Qualifying Transaction, then the Company shall pay to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer, a fee of $2,800,000,000 in cash (the “Company Termination Fee”), such payment to be made: (x) concurrently with such termination in the case of clause (A) above; (y) within three (3) Business Days after such termination in the case of clauses (B) or (C) above; or (z) upon the earlier of within three (3) Business Days after the consummation of such Company Qualifying Transaction or the entry into a definitive agreement providing for a Company Qualifying Transaction in the case of clause (D) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Regulatory Termination Fee. If this Agreement is terminated by (A) the Company or Buyer pursuant to Section 8.1(b)(i), and at the time of such termination, (1) one or more of the conditions set forth in Section 7.1(d) or Section 7.1(e) (in each case, solely as a result of any Antitrust Law or Foreign Regulatory Law) has not been satisfied or waived and (2) all of the other conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (except for (i) those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions were then capable of being satisfied if the Closing had taken place and (ii) any condition that has not been satisfied as a result of a breach by Buyer or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement) or (B) by the Company or Buyer pursuant to Section 8.1(b)(ii) due to any Antitrust Law or Foreign Regulatory Law, then Buyer shall pay to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company, a fee of $5,800,000,000 in cash (the “Regulatory Termination Fee”), with such payment to be made (x) in the case of Buyer’s termination of this Agreement, prior to or concurrently with, and as a condition to, such termination, or (y) in the case of the Company’s termination of this Agreement, within three Business Days of such termination; it being understood that in no event shall Buyer be required to pay the Regulatory Termination Fee on more than one occasion.

(c) Acknowledgements. Each Party acknowledges that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(a), Buyer would not have entered into this Agreement and that, without Section 8.3(b), the Company would not have entered into this Agreement. Accordingly, if the Company or Buyer fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Buyer, as applicable, shall pay to Buyer or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses reasonably incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee or the Regulatory Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee or the Regulatory Termination Fee, as applicable, become payable by, and are paid by, the Company to Buyer or Buyer to the Company, as applicable, such Company Termination Fee or Regulatory Termination Fee, as applicable, shall be the receiving Party’s sole and exclusive remedy pursuant to this Agreement (other than in respect of Fraud or Willful Breach). The Parties further acknowledge that the right to receive the Company Termination Fee or the Regulatory Termination Fee, as applicable, shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 9.5; provided that the Parties shall not be permitted or entitled to receive both (x) a grant of specific performance of the obligation to consummate the Transactions contemplated by Section 9.5 that results in the Closing and (y) the Company Termination Fee or Regulatory Termination Fee, as appliable.

ARTICLE IX

MISCELLANEOUS AND GENERAL

Section 9.1 Survival. The representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time or the termination of this Agreement only to the extent provided in this Section 9.1.

(a) The following provisions of this Agreement shall survive the Effective Time: this Article IX (Miscellaneous and General), the Confidentiality Agreement, the agreements of the Parties contained in Article I (The Merger), Article III (Delivery of Merger Consideration; Procedures for Surrender), Section 4.20 (No Other Representations and Warranties), Section 5.14 (No Other Representations and Warranties), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), and Section 9.11 (Expenses), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, and the provisions that substantively define any related defined terms.

(b) The following provisions of this Agreement shall survive the termination of this Agreement: this Article IX (Miscellaneous and General), the Confidentiality Agreement, and the agreements of the Parties contained in Section 4.20 (No Other Representations and Warranties), Section 5.14 (No Other Representations and Warranties), Section 6.16(h) (Reimbursement of Financing Cooperation), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fees), and Section 9.11 (Expenses), and the provisions that substantively define any related defined terms.

(c) All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement, as applicable.

Section 9.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 6.10, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof (or any other jurisdiction) to the extent that such principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4.

Section 9.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 9.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.6:

If to the Company:

Warner Bros. Discovery, Inc.
230 Park Avenue South New York, New York 10003
Attention: ***

with copies to (which shall not constitute notice):

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention:	Jonathan E. Levitsky Gordon S. Moodie Katherine D. Taylor Erik J. Andren
Email:	jelevitsky@debevoise.com gsmoodie@debevoise.com ketaylor@debevoise.com ejandren@debevoise.com

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Andrew J. Nussbaum Karessa L. Cain Hannah Clark
Email:	ajnussbaum@wlrk.com klcain@wlrk.com hclark@wlrk.com

If to Buyer or Merger Sub:

Netflix, Inc.
121 Albright Way
Los Gatos, CA 95032
Attention:	*** and ***
Telephone:	***

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Attention:	Kenton J. King and Sonia K. Nijjar
Email:	kenton.king@skadden.com; sonia.nijjar@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Lauren S. Kramer
Email:	lauren.kramer@skadden.com

Section 9.7 Entire Agreement.

(a) This Agreement (including the exhibits and annexes hereto), the Company Disclosure Letter, the Buyer Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters.

(b) Each Party acknowledges and agrees to the provisions set forth in Section 4.20 and Section 5.14 and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement, (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for Fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

Section 9.8 Third-Party Beneficiaries. Except (x) that, in accordance with Section 261 of the DGCL, the Company shall have the right, on behalf of the Company’s stockholders and holders of Company Equity Awards (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 9.5 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which shall include the benefit of the bargain lost by the Company’s stockholders and holders of Company Equity Awards) in the event of a breach by Buyer or Merger Sub of this Agreement, it being agreed that in no event shall any such stockholders of the Company or holder of Company Equity Awards be entitled to enforce any of their rights, or any of Buyer’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so as a representative for such stockholders of the Company or holder of Company Equity Awards (and upon receipt of any payments as a result thereof, the Company shall be entitled to retain the amount of such payments so received) and (y) from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.10, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 9.7, the right to rely upon the representations and warranties set forth in this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions, may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

Section 9.10 Fulfillment of Obligations. Whenever this Agreement requires a Retained Entity to take any action, such requirement shall be deemed to include an undertaking, prior to the Effective Time, on the part of the Company to cause such Retained Entity to take such action and, from and after the Effective Time, on the part of the Surviving Corporation to cause such Retained Entity to take such action. Whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement or any of the other Transaction Documents, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.11 Expenses. Except as otherwise provided in this Agreement and the other Transaction Documents and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 9.12 Severability. The provisions of this Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.13 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 6.10, no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 9.10, and any attempted or purported assignment or delegation in violation of this Section 9.13 shall be null and void; provided, that, notwithstanding the foregoing, Buyer and Merger Sub may assign any or all of their rights, interests and obligations to wholly owned Subsidiaries of Buyer or Merger Sub without the prior written consent of any other Party; provided, further, that no such assignment shall relieve Buyer or Merger Sub of any of its obligations hereunder.

Section 9.14 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g) The Company Disclosure Letter and Buyer Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter or Buyer Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would have a Company Material Adverse Effect, or Buyer Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.

(h) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.15 Matters Concerning Financing Related Parties. Notwithstanding anything in this Agreement to the contrary, each of the Buyer Entities (on behalf of itself and its Subsidiaries and each of its controlled Affiliates) and the Company (on behalf of itself and its Subsidiaries and each of its controlled Affiliates) hereby:

(a) agrees that any Proceeding, whether in law or in equity, whether in Contract, in tort or otherwise, involving any Financing Related Party in any way arising out of or relating to this Agreement, any Financing Documents, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (any such Proceeding, a “Financing Related Proceeding”) shall be subject to the exclusive jurisdiction of, and shall be brought exclusively in, the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof, and irrevocably and unconditionally submits, for itself and its property, with respect to any Financing Related Proceeding, to the exclusive jurisdiction of, and to venue in, any such court;

(b) agrees not to bring or support, or permit any of its Affiliates to bring or support, any Financing Related Proceeding in any forum other than the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof;

(c) irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Financing Related Proceeding, (i) any claim that it is not personally subject to the jurisdiction of any such court for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any Proceeding commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) that (A) any Financing Related Proceeding in any such court is brought in an inconvenient forum or (B) the venue of any Financing Related Proceeding is improper and (iv) that a final judgment in any such Financing Related Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law;

(d) agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient;

(e) agrees that any Financing Related Proceeding shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the law of any other state, except as otherwise expressly provided in the Debt Commitment Letter or the applicable Financing Document;

(f) expressly and irrevocably waives to the fullest extent permitted by Law, all right to a jury trial with respect to any Financing Related Proceeding;

(g) agrees that none of the Financing Related Parties will have any obligation or liability (including any special, consequential, punitive or indirect damages), on any theory of liability, to the Company or any of its Affiliates, and neither the Company nor any of its Affiliates shall have any rights or claims against any of the Financing Related Parties, in each case, in any way arising out of or relating to this Agreement, any Financing Document, the Financing or any of the other transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract, in tort or otherwise;

(h) agrees that, notwithstanding anything to the contrary in Section 9.8 or elsewhere in this Agreement, the Financing Related Parties are express third-party beneficiaries of, and may rely upon and enforce, this Section 9.15; and

(i) agrees that the provisions in this Section 9.15 and the definitions of “Financing”, “Financing Documents”, “Financing Sources” and “Financing Related Parties” (and any other definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 9.15 or the definition of “Financing”, “Financing Documents”, “Financing Sources” or “Financing Related Parties”) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Financing Related Parties in any material respect without the prior written consent of the Financing Sources;

provided that nothing in this Section 9.15 shall limit the rights of the parties to the Financing under the Commitment Letter or any Financing Document.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

Warner Bros. Discovery, Inc.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Revenue and Strategy Officer

New Topco 25, Inc.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Revenue and Strategy Officer

[Signature Page to Agreement and Plan of Merger]

Netflix, Inc.

By	/s/Ted Sarandos
	Name:	Ted Sarandos
	Title:	Co-Chief Executive Officer

Nightingale Sub, Inc.

By	/s/Ted Sarandos
	Name:	Ted Sarandos
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise). It is expressly agreed that from and after the Distribution (i) each member of the Spinco Group shall be deemed not to be an Affiliate of any Retained Entity and (ii) each Retained Entity shall not be deemed to be an Affiliate of any member of the Spinco Group.

“Affiliation Agreements” means Contracts for the distribution of video programming services, including linear networks and direct-to-consumer services, with any Person that distributes video services via any technology (including cable systems, SMATV, open video systems and MMDS, MDS and DBS systems, wireless and broadband, or a video-on-demand or “over the top” service providers, and further including application distribution and the ingestion of content comprising a service), and any correspondence or writings amending the foregoing.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Buyer Stock Price” means the per share volume-weighted average trading price of Buyer Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “NFLX US Equity VWAP” (or its equivalent successor if such page is not available) in respect of the period from the scheduled opening of trading until the scheduled close of trading of the primary trading session or, if such price is not available, the market value per share of Buyer Common Stock as determined using a volume-weighted average method by an investment banking firm of nationally recognized standing (not affiliated with Buyer or the Company) mutually selected by the Parties for such purpose, in each case, without regard to after hours trading or any other trading outside of the regular trading session, for the fifteen (15) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the Closing Date.

“Burdensome Condition” shall mean any action, notwithstanding anything to the contrary in Section 6.4 or any other provision of this Agreement, (a) that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Company and its Subsidiaries, taken as a whole (after giving effect to the transactions contemplated by the Separation and Distribution Agreement) or (b) that involves, applies to, restricts, or affects the operation, contracts, business or assets of Buyer and its Affiliates (excluding the Company and its Subsidiaries following the Closing).

Annex A-1

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York, New York or the City of Wilmington, Delaware is required or authorized by Law to close.

“Buyer Common Stock” means the common stock, par value $0.001 per share, of Buyer.

“Buyer Entity” means Buyer and its Subsidiaries.

“Buyer JV” means each Person that is a Subsidiary of Buyer that is not wholly owned directly or indirectly by Buyer as of the date of this Agreement.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be likely to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of Buyer and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a Buyer Material Adverse Effect, or be taken into account in determining whether a Buyer Material Adverse Effect has occurred or would reasonably be likely to occur:

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory, economic or business conditions (including tariffs, trade policies and sanctions) in any jurisdiction in which Buyer or its Subsidiaries has material operations or in which products or services of Buyer or its Subsidiaries are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which Buyer or its Subsidiaries have material operations;

(C) changes in the relationship of the Buyer or its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by, the Company or its Affiliates;

(D) changes or modifications in accounting standards applicable to Buyer or its Subsidiaries, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

Annex A-2

(E) any failure by Buyer or its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would result in, or contribute to, a Buyer Material Adverse Effect;

(F) Effects resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberterrorism, ransomware or malware, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including pandemics and epidemics) or any other force majeure event, or any national or international calamity or crisis;

(G) any actions taken or failed to be taken by Buyer or any of its Subsidiaries that are required to be taken by this Agreement or any actions taken with the Company’s written consent or failed to be taken at the Company’s written request;

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of Buyer or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would result in, or contribute to, a Buyer Material Adverse Effect; or

(I) any change, in and of itself, in the market price or trading volume of the securities of Buyer (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or would reasonably be expected to be a Buyer Material Adverse Effect, unless otherwise excluded in this definition of “Buyer Material Adverse Effect”);

provided, further that, with respect to clauses (A), (B), (D) and (F), such Effect shall be taken into account in determining whether a “Buyer Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects Buyer and its Subsidiaries (taken as a whole) compared to other companies operating in the industries and geographies in which Buyer and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Buyer Owned IP” means all Intellectual Property owned or purported to be owned by the Buyer Entities.

“Buyer Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus and other similar material plan, program, agreement or arrangement that is maintained or contributed

Annex A-3

to by the Buyer or any of its Subsidiaries or with respect to which Buyer or any of its Subsidiaries could reasonably be expected to have any liability, other than any such plan, scheme or arrangement (i) that is sponsored or maintained by, or provided through, a Governmental Entity or Labor Union, (ii) that the Buyer or any of its Subsidiaries is required by Law to maintain or contribute to or (iii) any Multiemployer Plan.

“Cash Consideration Percentage” means a percentage equal to 100 minus the Stock Consideration Percentage.

“Code” means the Internal Revenue Code of 1986.

“Collar Price” means (a) if the Average Buyer Stock Price is below or equal to the Low End Collar Price, the Low End Collar Price, (b) if the Average Buyer Stock Price is between the Low End Collar Price and the High End Collar Price, the Average Buyer Stock Price and (c) if the Average Buyer Stock Price is equal to or greater than the High End Collar Price, the High End Collar Price.

“Collective Bargaining Agreement” means a collective bargaining agreement, works council agreement, or other similar Contract with a Labor Union.

“Company Assumed Liabilities” means the Company Liabilities (as defined in the Separation and Distribution Agreement).

“Company DC Plan” means the Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan and the Company’s Supplemental Retirement Plan.

“Company DSU” means any deferred stock unit of the Company.

“Company ESPP” means the Company’s 2011 Employee Stock Purchase Plan (as amended).

“Company Equity Awards” means the Company Options, the Company RSUs, the Company PRSUs, the Company DSUs and the Company Notional Units.

“Company Group” has the meaning given to such term in the Separation and Distribution Agreement.

“Company Information Technology” means all Information Technology owned, leased or licensed by the Post-Separation Retained Entities.

“Company JV” means each Person that is a Retained Entity that is not wholly owned directly or indirectly by the Company as of the date of this Agreement.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Retained Business taken as a whole; provided, however, that, none of the following, alone or in combination, shall be deemed to constitute a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

Annex A-4

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory, economic or business conditions (including tariffs, trade policies and sanctions) in any jurisdiction in which the Retained Business has operations or in which products or services of the Retained Business are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which the Retained Business has operations;

(C) changes in the relationship of the Retained Business, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by, Buyer or its Affiliates;

(D) changes or modifications in accounting standards applicable to the Retained Business, including GAAP, or in any Law applicable to the Retained Business, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by the Retained Business to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(F) Effects resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberterrorism, ransomware or malware, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including pandemics and epidemics) or any other force majeure event, or any national or international calamity or crisis;

(G) any actions taken or failed to be taken by the Company or its Subsidiaries that are required to be taken by this Agreement or any Transaction Document or any actions taken with Buyer’s written consent or failed to be taken at Buyer’s written request;

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of the Company, its Subsidiaries or any of their respective securities or the Retained Business; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

Annex A-5

(I) any change, in and of itself, in the market price or trading volume of the securities of the Company (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, unless otherwise excluded in this definition of “Company Material Adverse Effect”); or

(J) any Effect attributable to or arising as a result of the transactions contemplated by the Separation and Distribution Agreement, including any Taxes attributable to or otherwise arising in connection therewith;

provided, further that, with respect to clauses (A), (B), (D) and (F), such Effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects the Retained Business (taken as a whole) compared to other businesses operating in the industries and geographies in which the Retained Business operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Company Notional Unit” means each notional investment unit with respect to shares of Company Stock subject to a Company DC Plan.

“Company Option” means each option to purchase shares of Company Stock granted under any Company Stock Plan.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Post-Separation Retained Entities.

“Company PRSU” means any performance restricted stock unit of the Company.

“Company RSU” means each restricted stock unit of the Company (other than any Company PRSU or Company DSU).

“Company Stock Plans” means the Amended and Restated Warner Bros. Discovery, Inc. Stock Incentive Plan, the Warner Bros. Discovery, Inc. 2011 Employee Stock Purchase Plan (as amended), the Warner Bros. Discovery, Inc. 2013 Incentive Plan (as amended) and the Warner Bros. Discovery, Inc. 2005 Non-Employee Director Incentive Plan (as amended).

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose.

“Confidentiality Agreement” means the confidentiality letter agreement entered into between Buyer and the Company, dated October 26, 2025.

Annex A-6

“Continued Service” shall mean (a) for holders who are not SpinCo Award Holders, such holder’s continued service with Buyer and its Affiliates (including the Surviving Corporation and its Subsidiaries) and (b) for holders who are SpinCo Award Holders, such holder’s continued service with SpinCo and its Affiliates.

“Continuing Employee” means each individual who is a Retained Entity Employee immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Buyer or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

“Content” means television shows, movies, video games, music and other audiovisual, visual or audio content intended for broadcast, download, streaming or other transmission to an audience.

“Content IP” means Copyrights and Trademarks in, or otherwise relating to, Content.

“Contract” means any written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“COT Property” means the Intellectual Property set forth in Section A(2) of the Company Disclosure Letter.

“COT Property Agreements” means all material Contracts (including development agreements, settlement agreements, license agreements (including Key Out-License Agreements), assignment agreements and Affiliation Agreements) relating to the development or Exploitation of any COT Properties, including all modifications, amendments and supplements thereto, and waivers thereunder.

“Covered Employee” means each Senior Executive and each other Retained Entity Employee classified by the Company as a “Career Band 2” or “Career Band 3” employee.

“Data Processing Agreement” means the “Data Processing Agreement” as defined in the Separation and Distribution Agreement.

“Distribution” has the meaning given to such term in the Separation and Distribution Agreement.

“Distribution Date” has the meaning given to such term in the Separation and Distribution Agreement.

“Distribution Record Date” means the “Record Date” as defined in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement to register under the Securities Act or the Exchange Act, as applicable, the Spinco Shares (as defined in the Separation and Distribution Agreement) to be distributed in the Distribution, as such registration statement may be amended or supplemented from time to time.

Annex A-7

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Effective Time FD Share Count” means the number of outstanding shares of Company Stock as of immediately prior to the Effective Time on a fully diluted, as converted and as exercised basis in accordance with the treasury stock method, shares of Company Stock reserved for, and subject to, issuance pursuant to the Company Stock Plans (including Company RSUs, Company PRSUs (assuming the achievement of performance criteria at target levels), Company Options and Company DSUs) and any other outstanding securities or obligations of the Company convertible into or exercisable for shares of Company Stock.

“Environmental Law” means any Law or Governmental Order relating to the protection, investigation or restoration of the environment or natural resources or, as it relates to any exposure to any hazardous or toxic substance in the environment, to the protection of human health and safety.

“Employee Matters Agreement” means the “Employee Matters Agreement” as defined in the Separation and Distribution Agreement.

“Equity Award Exchange Ratio” means the sum (rounded to four decimals) of (x) the Exchange Ratio plus (y) the fraction obtained by dividing (i) the Cash Consideration by (ii) the Average Buyer Stock Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the following (in each case rounded to four decimals):

i.	If the Average Buyer Stock Price is an amount equal to or greater than the High End Collar Price, then the Exchange Ratio shall be 0.0376;

ii.

If the Average Buyer Stock Price is an amount greater than the Low End Collar Price but less than the High End Collar Price, then the Exchange Ratio shall be equal to the quotient obtained by dividing (x) $4.50 by (y) the Average Buyer Stock Price;

iii.	If the Average Buyer Stock Price is an amount less than or equal to Low End Collar Price, then the Exchange Ratio shall be 0.0460;

provided that, if the Company has given notice of a Specified Amount Reduction pursuant to the Separation and Distribution Agreement, then the Exchange Ratio shall be equal to the Exchange Ratio calculated in accordance with prongs (i)-(iii) above minus the Exchange Ratio Reduction.

Annex A-8

“Exchange Ratio Reduction” means a number equal to (a) the Specified Amount Reduction multiplied by (b) the Stock Consideration Percentage divided by (c) the Effective Time FD Share Count, divided by (d) the Collar Price.

“Existing Company Bridge Loan Facility” shall mean the bridge loan facility pursuant to that certain Non-Investment Grade Leveraged Bridge Loan Agreement, dated as of June 26, 2025 (as amended, restated, supplemented or otherwise modified or replaced from time to time), by and among, inter alia, certain members of the Company Group, certain members of the Spinco Group, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

“Export and Sanctions Regulations” means sanctions and export control Laws and regulations where such Person does business or is otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of Treasury.

“Exploitation” (or any variant thereof) shall mean, regarding any asset or property (including any Intellectual Property), the exhibition, sale, distribution, publication, transmission, broadcast, telecast, performance, display, license, covenant not to sue or enjoin, right to obtain, enforce or register, covenant not to sue or enjoin last, sublicense, use, reproduction, marketing, creating derivative works of, or other commercial exploitation thereof, by any means, methods, processes, media devices and delivery systems of every kind or character, whether now known or hereafter created. “Exploit” means to cause the Exploitation.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Financing” means any debt financing, whether in the form of debt securities, a credit or loan facility or otherwise, obtained or proposed to be obtained by Buyer in connection with the Transactions, including the debt financing contemplated by the Debt Commitment Letter or any other debt financing the proceeds of which are intended to be used to finance the payment, in whole or in part, of the Cash Consideration or in connection with any of the transactions contemplated by Section 6.16(f) or any of the other amounts payable by Buyer under this Agreement or in connection with the Transactions.

“Financing Documents” means the Debt Commitment Letter, any other commitment letter, engagement letter, underwriting agreement, purchase agreement, placement agreement, credit agreement or indenture or any other agreement or document, in each case entered into by any Financing Source, on the one hand, and Buyer, on the other, in connection with any Financing.

“Financing Related Parties” means the Financing Sources, their respective Affiliates and the respective partners, managers, members, trustees, officers, directors, employees, controlling persons, agents and other Representatives of any of the foregoing, and their respective successors and permitted assigns.

Annex A-9

“Financing Sources” means the Persons (other than Buyer) party from time to time to the Debt Commitment Letter or any other Financing Document, including any such Persons becoming party thereto pursuant to any joinder documentation, and each other Person that has committed or agreed to provide, arrange, syndicate, underwrite, purchase or place any Financing, or has otherwise entered into any agreement with Buyer in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative agent, trustee or a similar representative in respect of, all or any part of the Financing, and their respective successors and permitted assigns.

“Foreign Regulators” means foreign and transnational Governmental Entities with jurisdiction over Foreign Regulatory Laws.

“Foreign Regulatory Laws” means foreign and transnational Laws regarding (a) the provision of broadcasting, streaming or audio-visual media services, (b) the restriction or regulation of investment on national security, national interest or public order grounds, or (c) Laws concerning the review, notification or regulation of foreign subsidies or other forms of state support provided by non-domestic governments, including any Laws governing the assessment of distortive foreign subsidies in connection with mergers, acquisitions, joint ventures or public procurement.

“Fraud” means actual and intentional common law fraud under Delaware law with respect to a representation and warranty set forth in Article IV or Article V by the Party making such representation or warranty. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

Annex A-10

“Guilds” means guilds, unions or other labor organizations, domestic or foreign, that relate to or support the development, production, release, exhibit, performance, broadcast or other form of use or exploitation of audio or audiovisual content or works of any kind (e.g., the Screen Actors Guild, the Writers Guild of America, the Directors Guild of America, the International Alliance of Theatrical Stage Employees, International Brotherhood of Teamsters and American Federation of Musicians or other union if the bargaining unit is employed in connection with the development, production, release, exhibit or performance, broadcast or other form of use or exploitation of audio or audiovisual content or work of any kind).

“Hazardous Substance” means any substance regulated under Environmental Law as being harmful or hazardous to human health or the environment including those listed, classified or regulated as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law and also including any petroleum product or by-product, asbestos-containing material, lead-containing paint, mold, polychlorinated biphenyls or radioactive materials.

“High End Collar Price” means $119.67.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any referenced Person, (a) all indebtedness of such Person for borrowed money evidenced by credit agreements, loan agreements or notes, bonds, debentures, other debt securities or similar debt instruments, other than letters of credit and performance bonds and (b) all indebtedness of the type referred to in clause (a) of another Person that is guaranteed by, or secured by a Lien on any property or assets of, such referenced Person. For the avoidance of doubt, all leases shall be excluded from clause (a).

“Information Technology” means all information technology and computer systems, including software, computer systems (including computers, screens, servers, middleware, workstations, routers, hubs, switches, networks, data communications lines and hardware), network and telecommunications systems hardware and other information technology equipment.

“Intellectual Property” means, collectively, all United States and non-United States intellectual property rights, including all such rights in (a) patents and patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, designs, symbols, trade dress, trade names, Internet domain names, social media handles, and other indicia of source or origin, including all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (c) published and unpublished works of authorship in any media (including software, source code, object code, information, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, including all renewals, extensions, restorations and reversions thereof, and including all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to copyrights (“Copyrights”); (d) trade secrets and all other confidential and proprietary information, including, rights in know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); and (e) moral rights, rights of publicity and rights of privacy.

Annex A-11

“Intellectual Property Matters Agreement” means the “Intellectual Property Matters Agreement” as defined in the Separation and Distribution Agreement.

“Intervening Event” means a material event or circumstance that (1) was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Company Board), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval, (2) does not relate to any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof, and (3) does not relate to the fact, in and of itself, that the Company meets or exceeds any internal or published or third party projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after the date of this Agreement in the price or trading volume of the Buyer Common Stock or the Company Stock (it being understood that the event or circumstance underlying any of the foregoing in this clause (3) may be taken into consideration, unless otherwise excluded by the exceptions to this definition).

“IRS” means the United States Internal Revenue Service.

“Key Property” means (i) the Intellectual Property set forth in Section A(4) of the Company Disclosure Letter and (ii) any Content IP of Content that has not been published or distributed commercially as of the date of this Agreement.

“Key Out-License Agreements” means the material Contracts pursuant to which any COT Property is licensed by any Retained Entity, Spinco Entity or any of their predecessors to a third party, copies of which have been provided to the Buyer in the virtual data room for review.

“Key Out-License Summary” means the information set forth in Section A(3) of the Company Disclosure Letter.

“Knowledge” when used in this Agreement (i) with respect to the Company, means the actual knowledge of the Persons listed in Section A(1) of the Company Disclosure Letter and (ii) with respect to Buyer, means the actual knowledge of the Persons listed in Section A(2) of the Buyer Disclosure Letter.

“Labor Union” means any labor union, works council or similar employee or labor organization, including any Guild.

Annex A-12

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Licenses” permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means a lien, charge, pledge, security interest, claim or other encumbrance.

“Low End Collar Price” means $97.91.

“Merger Consideration Value” means the sum (rounded to the nearest four decimals) of (x) the Cash Consideration plus (y) an amount in cash equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the Average Buyer Stock Price.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Stock Market.

“Net Company Shares” means, with respect to Vested Company Options, a number of whole and partial shares of Company Stock (computed to the nearest four decimal places) equal to (i) the product obtained by multiplying (A) the number of shares of Company Stock subject to such Vested Company Option immediately prior to the Effective Time, and (B) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Stock subject to such Vested Company Option, divided by (ii) the Merger Consideration Value.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“PBGC” means the Pension Benefit Guaranty Corporation.

Annex A-13

“Per Share Cash Amount” means $23.25, provided, that, if the Company has given notice of a Specified Amount Reduction pursuant to the Separation and Distribution Agreement, then the Per Share Cash Amount shall be reduced by the Per Share Cash Amount Reduction.

“Per Share Cash Amount Reduction” means an amount equal to (a) the Specified Amount Reduction multiplied by (b) the Cash Consideration Percentage divided by (c) the Effective Time FD Share Count.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means, with respect to a Party, any data or information in any media that can reasonably be used to identify a particular individual or device, including any data or other information that constitutes “personal information”, “personal identifying information” or analogous term under any applicable Law.

“Post-Separation Retained Entities” means the Retained Entities (after giving effect to the Separation).

“Proceeding” means any action, cause of action, claim, charge, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” means the joint proxy statement/prospectus to be filed with the SEC as part of the Registration Statement.

“Registered” means issued by, registered with, or the subject of a pending application for issuance or registration before, any Governmental Entity.

“Registered Company IP” means Company Owned IP that is Registered.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Registration Statement” means the registration statement on Form S-4 to be filed by Buyer with the SEC to effect the registration under the Securities Act of the issuance of the shares of Buyer Common Stock pursuant to the Merger, as such registration statement may be amended or supplemented from time to time.

Annex A-14

“Restructuring Plan” has the meaning given to such term in the Separation and Distribution Agreement.

“Retained Assets” means the Company Assets (as defined in the Separation and Distribution Agreement).

“Retained Business” means the Company Business (as defined in the Separation and Distribution Agreement).

“Retained Entity” means the Company and each of its Subsidiaries (other than any member, or contemplated member, of the Spinco Group).

“Retained Entity Employee” has the same meaning as Company Group Employee as set forth in the Employee Matters Agreement.

“Retained Entity Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus and other similar material plan, program, agreement or arrangement that is maintained or contributed to by any Post-Separation Retained Entity or with respect to which any Post-Separation Retained Entity would reasonably be expected to have any liability, other than any such plan, scheme or arrangement (i) that is sponsored or maintained by, or provided through, a Governmental Entity or Labor Union, (ii) that any Post-Separation Retained Entity is required by Law to maintain or contribute to or (iii) any Multiemployer Plan.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Executive” means (a) with respect to the Post-Separation Retained Entities, any of the executive officers (as such term is defined in the Exchange Act) of the Post-Separation Retained Entities and, (b) with respect to Buyer, any of Buyer’s executive officers (as such term is defined in the Exchange Act).

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Separation and Distribution” means the Separation and the Distribution, collectively.

“Specified Ancillary Agreements” means the “Specified Ancillary Agreements” as defined in the Separation and Distribution Agreement, together with all annexes, exhibits, schedules, attachments and appendices thereto.

Annex A-15

“Specified Amount Reduction” means the “Specified Amount Reduction” as defined in the Separation and Distribution Agreement.

“Spinco” has the meaning given to such term in the Separation and Distribution Agreement.

“SpinCo Award Holder” means any individual who holds a Company Equity Award who is a (i) SpinCo Group Employee, (ii) a Former SpinCo Group Employee or (iii) Other SpinCo Service Provider (in each case of (i), (ii) and (iii), as defined in the Employee Matters Agreement).

“Spinco Business” has the meaning given to such term in the Separation and Distribution Agreement.

“Spinco Entities” means each member of the Spinco Group.

“Spinco Group” has the meaning given to such term in the Separation and Distribution Agreement.

“Stock Consideration Percentage” means 16.22%.

“Subsidiary” means, with respect to any Person, any other Person (i) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries or (ii) of which such Person, directly or indirectly, possesses the power to direct or cause the direction of the management and policies by Contract.

“Takeover Statute” means a “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, digital services, environmental, sales, consumption, turnover, goods and services, use, license, lease, transfer, import, export, customs duty, escheat, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Entity or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Law” means the Law of any Governmental Entity or political subdivision thereof relating to any Tax.

“Tax Matters Agreement” has the meaning given to such term in the Separation and Distribution Agreement.

Annex A-16

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, any documentation with respect to transfer pricing or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trading Day” means a day on which shares of Buyer Common Stock are traded on NASDAQ.

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, Transition Services Agreement, the Data Processing Agreement, including all annexes, Exhibits, Schedules, attachments and appendices thereto.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transition Services Agreement” has the meaning given to such term in the Separation and Distribution Agreement.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Annex A-17

Exhibit A

Form of Separation and Distribution Agreement

A-1

Exhibit 10.1

Execution Version

WELLS FARGO BANK, NATIONAL ASSOCIATION WELLS FARGO STRATEGIC CAPITAL, INC. WELLS FARGO SECURITIES, LLC 550 South Tryon Street Charlotte, North Carolina 28202	BNP PARIBAS BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue New York, New York 10019	HSBC BANK USA, NATIONAL ASSOCIATION HSBC CONTINENTAL EUROPE HSBC BANK PLC HSBC BANK MIDDLE EAST LIMITED HSBC SECURITIES (USA) INC. 66 Hudson Blvd. E, New York, New York 10001

December 4, 2025

Project Noble

Bridge Commitment Letter

Netflix, Inc.

121 Albright Way

Los Gatos, CA 95032

Attention: Spencer Neumann

Ladies and Gentlemen:

Netflix, Inc., a Delaware corporation (the “Borrower”, or “you”) has advised (i) Wells Fargo Bank, National Association (“WFBNA”) and Wells Fargo Strategic Capital, Inc. (“WFSCI” and, together with WFBNA, collectively, “Wells Fargo Lender”) and Wells Fargo Securities, LLC (“Wells Fargo Securities” and, together with Wells Fargo Lender, “Wells Fargo”), (ii) BNP Paribas (“BNPP”), BNP Paribas Securities Corp. (“BNPPSC” and, together with BNPP, “BNP”) and (iii) HSBC Bank USA, National Association (“HSBC USA”), HSBC Continental Europe (“HSBC Europe”), HSBC Bank plc (“HSBC Bank”), HSBC Bank Middle East Limited (“HSBC Middle East” and, together with HSBC USA, HSBC Europe, HSBC Bank and HSBC Middle East, “HSBC Lender”) and HSBC Securities (USA) Inc. (“HSI” and, together with HSBC Lender, “HSBC” and, together with Wells Fargo and BNP, collectively, the “Commitment Parties” or “we” or “us”) that it intends to enter into the transactions described in the Transaction Summary attached hereto as Exhibit A (the “Transactions”). Capitalized terms used but not defined herein are used with the meanings assigned to them on the Exhibits attached hereto (such Exhibits, together with this letter, collectively, the “Commitment Letter”).

1. Commitments

In connection with the Transactions, (i) WFBNA is pleased to advise you of its commitment to provide 33.898%%, (ii) WFSCI is pleased to advise you of its commitment to provide 16.102%, (iii) BNPP is pleased to advise you of its commitment to provide 35%, (iv) HSBC USA is pleased to advise you of its commitment to provide 3.559%, (v) HSBC Europe is pleased to advise you of its commitment to provide 4.746%, (vi) HSBC Bank is pleased to advise you of its commitment to provide 5.085%, and (vii) HSBC Middle East is pleased to advise you of its commitment to provide 1.610%, in each case of the aggregate principal amount of a senior unsecured bridge facility as further described in Exhibit B (the “Term Sheet”) in an aggregate principal amount of $59.0 billion (the “Bridge Facility”) on the terms set forth in this Commitment Letter and subject solely to the conditions expressly set forth in Section 6 below and in Exhibit

C hereto, which commitments shall be several and not joint (WFBNA, WFSCI, BNPP, HSBC USA, HSBC Europe, HSBC Bank and HSBC Middle East collectively in such capacities, the “Initial Lenders” and each, an “Initial Lender”); provided that the amount of the Bridge Facility shall be automatically reduced on a dollar-for-dollar basis as provided under “Mandatory Commitment Reduction/Prepayment of Bridge Facility” in Exhibit B hereto (which reduction shall be applied ratably to reduce the commitments of each Commitment Party in accordance with its respective commitments set forth above (it being understood that, notwithstanding the foregoing, (x) Wells Fargo may apply any such commitment reduction allocable to the Wells Fargo Lenders as between the Wells Fargo Lenders in its discretion and (y) HSBC may apply any such commitment reduction allocable to the HSBC Lenders among the HSBC Lenders in its discretion)), and you agree to give each Commitment Party prompt written notice of the occurrence of any such event, together with a reasonably detailed calculation of the amount of any such reduction.

2. Titles and Roles

It is agreed that (i) Wells Fargo Securities, BNPPSC and HSI will act as exclusive joint lead arrangers and bookrunners for the Bridge Facility (acting in such capacities, the “Bridge Lead Arrangers”) and (ii) WFBNA will act as sole and exclusive administrative agent (in such capacity, the “Bridge Administrative Agent”) for the Bridge Facility subject to satisfaction of the conditions expressly set forth in Section 6 below and Exhibit C. Wells Fargo will have “lead left placement” in the Lender Presentation referred to below and in all other marketing materials, legal documentation and advertisements related to the Bridge Facility and will have the responsibilities customarily associated with lead left placement. BNP will appear immediately to the right of Wells Fargo in all such materials, documentation and advertisements, and HSBC will appear immediately to the right of BNP in all such materials, documentation and advertisements. BNP and HSBC USA shall be named as exclusive syndication agents for the Bridge Facility. The Borrower may name additional Lenders with top tier commitments to the Bridge Facility as documentation agents for the Bridge Facility upon consultation with the Bridge Lead Arrangers. Notwithstanding anything to the contrary herein, the Borrower agrees that the Commitment Parties, Initial Lenders and Bridge Lead Arrangers may perform their respective responsibilities hereunder through their respective affiliates.

You agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and in the Fee Letters referred to below) will be paid in connection with the Bridge Facility unless you and we shall so reasonably agree.

3. Syndication

The Bridge Lead Arrangers reserve the right to syndicate (but not before the public announcement by you of your intention to consummate the Acquisition (as defined herein)) the Bridge Facility, and, following the public announcement by you of your intention to consummate the Acquisition, will promptly commence the syndication of the Bridge Facility, to a group of banks, financial institutions and other institutional lenders identified by us in consultation with you (including any relationship lenders designated by you in consultation with the Bridge Lead Arrangers) and subject to your prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (such banks, financial institutions and other institutional lenders, together with the Commitment Parties, the “Lenders”); provided that we will not syndicate or offer the opportunity to acquire a commitment or provide any portion of the Bridge Facility to Disqualified Lenders (as defined below); provided, further that notwithstanding the Bridge Lead Arrangers’ right to syndicate the Bridge Facility and receive commitments with respect thereto, (i) except as set forth in the penultimate sentence of this paragraph, no Commitment Party shall be relieved, released or novated from its obligations hereunder (including its obligation to fund the Bridge Facility on the Closing Date (as defined herein)) in connection with any syndication, assignment or participation of the Bridge Facility,

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including its commitments in respect thereof, until after the funding of the Bridge Facility on the Closing Date, (ii) except as set forth in the penultimate sentence of this paragraph, no assignment or novation by a Commitment Party shall become effective as between you and such Commitment Party with respect to all or any portion of such Commitment Party’s commitments in respect of the Bridge Facility until the funding of the Bridge Facility on the Closing Date and (iii) unless you otherwise agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitment in respect of the Bridge Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the funding of the Bridge Facility on the Closing Date. The Bridge Lead Arrangers reserve the right to commence syndication efforts promptly (but not before the public announcement by you of your intention to consummate the Acquisition), and, until the date that is the earlier of (x) the date upon which a Successful Syndication (as defined in the Arranger Fee Letter (as defined below)) is achieved and (y) the date that occurs 60 days following the Closing Date (such earlier date, the “Syndication Date”), you agree to use commercially reasonable efforts to assist (and, prior to the Closing Date, to the extent practical and appropriate and in all instances subject to the limitations on your rights set forth in the Merger Agreement (as defined herein), to use your commercially reasonable efforts to cause the Target Business (as defined in Exhibit A) and its subsidiaries to assist) the Bridge Lead Arrangers in completing a syndication reasonably satisfactory to the Bridge Lead Arrangers and you. Such assistance shall include (A) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your and your subsidiaries’ existing banking relationships, (B) ensuring direct contact between appropriate members of your senior management, officers and advisors and the proposed Lenders, in all such cases at times and locations to be mutually agreed upon, (C) your assistance (and, prior to the Closing Date, using your commercially reasonable efforts, to the extent practical and appropriate and in all instances subject to the limitations on your rights set forth in the Merger Agreement, to cause the Target Business to assist) in the preparation of one or more lender presentations in form and substance customary for transactions of this type (each, a “Lender Presentation”) and other customary marketing materials to be used in connection with the syndication (all such information, memoranda and material, “Information Materials”), (D) your using commercially reasonable efforts to maintain a corporate level senior unsecured debt rating (but not any specific rating) in respect of the Borrower from Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, (E) your hosting, with the Commitment Parties, of one or more meetings, which may be virtual or by conference call, of prospective Lenders at times to be mutually agreed and (F) your ensuring that, prior to the Syndication Date, there is no competing offering, placement, arrangement or syndication of any debt securities or syndicated bank financing by or on behalf of the Borrower and its subsidiaries that would reasonably be expected to materially impair syndication of the Bridge Facility and your using commercially reasonable efforts, to the extent practical and appropriate and in all instances subject to the limitations on your rights set forth in the Merger Agreement, to ensure that there is no competing offering, placement, arrangement or syndication of any debt securities or syndicated bank financing by or on behalf of the Target Business and its subsidiaries that would reasonably be expected to materially impair the primary syndication of the Bridge Facility; provided that this clause (F) shall not apply to (i) the Bridge Facility, (ii) the New Senior Notes (as defined herein), the Delayed Draw Facilities (as defined herein) or the New Revolving Credit Facility (as defined herein), (iii) debt incurred in the ordinary course of business, including purchase money indebtedness, working capital facilities, overdraft facilities, letter of credit and bank guarantee facilities or similar facilities, capital and finance leases, equipment financings, bilateral lines of credit for working capital purposes, receivables financings, sale leaseback arrangements or other similar obligations, (iv) intercompany indebtedness, (v) commercial paper, (vi) indebtedness under that certain senior unsecured revolving credit facility, dated as of April 12, 2024 (the “Existing Credit Agreement”), by and among the Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (in an aggregate principal amount not to exceed the aggregate commitments in existence as of the date hereof), (vii) indebtedness under the Borrower’s existing senior notes outstanding on the date of this Commitment Letter, (viii) indebtedness of the Target Business and/or its subsidiaries not prohibited by the Merger Agreement, (ix) from and after the Closing Date, any guarantees by the

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Borrower of indebtedness of the Target Business or any of its subsidiaries not prohibited from remaining outstanding on the Closing Date under the Merger Agreement, (x) any extension, refinancing, replacement, amendment or modification (including in connection with any consent solicitation, offer to purchase, tender offer and/or exchange offer or otherwise, including the issuance of indebtedness of the Borrower (from and after the Closing Date), the Target Business and/or their respective subsidiaries in connection therewith) with respect to any indebtedness of the Target Business or any of its subsidiaries permitted to remain outstanding under the Merger Agreement on the Closing Date, and (xi) other indebtedness to the extent the net cash proceeds of such debt are utilized to repay, redeem, repurchase, discharge, defease, refinance or replace any indebtedness of the Borrower, the Target Business and/or their respective subsidiaries (whether on, before or after the Closing Date) and to pay any fees or other amounts in respect thereof or otherwise in connection therewith (including any prepayment, repurchase or redemption premiums, any consent fees and any accrued interest); provided further that for purposes of this Commitment Letter, references to “indebtedness of the Target Business” or similar phrases shall include any indebtedness of the SpinCo Business (as defined in the Merger Agreement as in effect on the date hereof) which is then allocated to or assumed by the Target Business or for which the Target Business becomes an obligor or guarantor thereof or otherwise liable, in each case in connection with the separation of the SpinCo Business. Without limiting your obligations to assist with syndication efforts as set forth in this paragraph, we agree that we will not be released, relieved or novated from our commitment hereunder in connection with any syndication or assignment to any Lender unless (A) (i) you have consented to such syndication or assignment in writing (such consent not to be unreasonably withheld, delayed or conditioned (it being understood that notwithstanding anything to the contrary contained herein, the Borrower may reasonably withhold its consent to any assignment to any Lender (x) that is not a commercial or investment bank or (y) if, prior to the funding of the Bridge Facility, at the time of such syndication or assignment, such Lender (and, for the avoidance of doubt, not its parent) does not have a long term issuer or corporate rating (however denominated) or a senior unsecured, non-credit enhanced long-term indebtedness rating that is at least A3 from Moody’s or A- from S&P)) and (ii) any such Lender has entered into customary amendment, restatement or joinder documentation (in form and substance reasonably satisfactory to the Commitment Parties and you, any such documentation, a “Joinder Agreement”) with respect to this Commitment Letter as an additional “Commitment Party” committing to provide a portion of the Bridge Facility (in which case our commitments hereunder shall be reduced at such time by an amount equal to the commitment assumed by such Lender (which reduction shall be applied ratably to the commitments of each Commitment Party in accordance with our respective commitments set forth above (it being understood that, notwithstanding the foregoing, (x) Wells Fargo may apply any such commitment reduction allocable to the Wells Fargo Lenders as between the Wells Fargo Lenders in its discretion and (y) HSBC may apply any such commitment reduction allocable to the HSBC Lenders among the HSBC Lenders in its discretion))) or (B) such Lender shall have entered into the applicable Bridge Credit Documentation (as defined herein) and funded the portion of the Bridge Facility required to be funded by it on the Closing Date. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letters or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, your obligations to assist in syndication efforts as provided herein shall not constitute a condition to the commitments hereunder or the funding of the Bridge Facility on the Closing Date and it is understood that the Commitment Parties’ commitments hereunder are not conditioned upon the syndication (or your assistance with respect to any such syndication) of, or receipt of commitments in respect of, the Bridge Facility and in no event shall (1) the commencement or successful completion of syndication of the Bridge Facility or (2) the obtaining or maintenance of any ratings, in each case, constitute a condition to the availability of the Bridge Facility on the Closing Date.

Upon the reasonable request of the Commitment Parties, you will furnish, and use your commercially reasonable efforts, to the extent practical and appropriate and in all instances subject to the limitations on your rights set forth in the Merger Agreement, to require the Target Business to furnish, for no fee, to the Commitment Parties an electronic version of your and your subsidiaries’ trademarks and logos

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and the Target Business’s and its subsidiaries’ trademarks and logos for use in marketing materials for the purpose of facilitating the syndication of the Bridge Facility (the “License”); provided, however, that the License shall be used solely for the purpose described above, may not be assigned or transferred and will expire upon completion of the primary syndication of the Bridge Facility. You hereby authorize the Commitment Parties to download copies of your trademark logos from your website and post copies thereof on the IntraLinks site, SyndTrak site or similar workspace established by the Commitment Parties to syndicate the Bridge Facility and use the logos on any Lender Presentation, presentations and other marketing materials prepared in writing in connection with the syndication of the Bridge Facility or in customary bank marketing materials (such as client pitch books) (to which you consent in writing, such consent not to be unreasonably withheld, conditioned or delayed) or in any paid, public mass-media advertisements (to which you consent in writing in your sole discretion) that any Commitment Party may place after the closing of the Bridge Facility in financial and other newspapers and journals, at its own expense, describing its services to the Borrower hereunder. You also understand and acknowledge that we may provide to market data collectors, such as league table, or other service providers to the lending industry, customary information regarding the closing date, size, type, purpose of, and parties to, the Bridge Facility.

The Bridge Lead Arrangers will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached (provided that we will not syndicate to (A) those persons identified in writing to the Bridge Lead Arrangers on or prior to the date hereof and (B) with respect to persons who are reasonably determined by you to be competitors of you, the Target Business or your or their respective subsidiaries and that have been specifically identified in writing to the Bridge Lead Arrangers from time to time after the date hereof and prior to the Closing Date or to the Bridge Administrative Agent from time to time after the Closing Date, which supplement shall become effective three (3) Business Days (as defined herein) after delivery thereof to the Bridge Lead Arrangers and (C) in each case, their affiliates (other than bona fide debt fund affiliates) to the extent such affiliates are identified in writing to the Bridge Lead Arrangers prior to the Closing Date or are otherwise clearly identifiable as an affiliate based solely by similarity of such affiliate’s name to the name of a person on such list, it being understood and agreed that the foregoing provisions shall not apply retroactively to any person if such person shall have previously acquired an assignment or participation interest (or shall have entered into a trade therefor) prior thereto, but shall disqualify such person from taking any further assignment or participation thereafter (collectively, the “Disqualified Lenders”) (it being agreed the list of Disqualified Lenders may be provided, on a confidential basis, to Lenders and to any potential assignees or participants)) and when they will be approached, when commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders (subject, in each case, to your rights and the limitations imposed upon the Bridge Lead Arrangers with respect thereto, in each case, as expressly set forth in this Commitment Letter). You hereby acknowledge and agree that the Bridge Lead Arrangers, solely in their capacities as Bridge Lead Arrangers, will have no responsibility other than to arrange the syndication as set forth herein and other than as expressly set forth in this Commitment Letter and in no event shall any Commitment Party be subject to any fiduciary or other implied duties in connection with the transactions contemplated hereby. For purposes of this Commitment Letter, “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

At the reasonable request of the Bridge Lead Arrangers, you agree to use commercially reasonable efforts to assist the Bridge Lead Arrangers in preparing an additional version of the Lender Presentation or other Information Materials (the “Public Side Version”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of the United States Federal or State securities laws) with respect to you, the Company (as defined in Exhibit A), the Target Business, your and their respective subsidiaries and any of your or its respective securities (such material non-public information, “MNPI”) and who may be

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engaged in investment and other market-related activities with respect to your, the Company’s, the Target Business’s or your and their respective subsidiaries’ securities or loans. Upon our request, before distribution of any Lender Presentation or other Information Materials, (a) you agree to execute and deliver to the Bridge Lead Arrangers (i) a customary letter in which you authorize distribution (which distribution shall be subject to customary confidentiality undertakings reasonably satisfactory to you) of the Lender Presentation or, upon our request, other Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (ii) a separate customary letter in which you authorize distribution of the Public Side Version to Public-Siders and represent on customary terms that no MNPI is contained therein and (b) you agree to identify that portion of the Lender Presentation or other Information Materials that may be distributed to Public-Siders as not containing MNPI, which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof (and you agree that, by marking the Lender Presentation or other Information Materials as “PUBLIC”, you shall be deemed to have authorized the Bridge Lead Arrangers and the prospective Lenders to treat such Lender Presentation or other Information Materials as not containing MNPI (it being understood that you shall not be under any obligation to mark the Lender Presentation or other Information Materials as “PUBLIC”)). You acknowledge that the Bridge Lead Arrangers will make available the Lender Presentation or other Information Materials on a confidential basis to the proposed syndicate of Lenders by posting such information on a deal site on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by Wells Fargo to be its electronic transmission system (an “Electronic Platform”). You agree that the following documents may be distributed to both Private-Siders and Public-Siders, unless you advise the Bridge Lead Arrangers within a reasonable time after receipt of such materials for review that such materials should only be distributed to Private-Siders: (1) administrative materials prepared by the Bridge Lead Arrangers for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), (2) the Term Sheet and notification of changes in terms and conditions of the Bridge Facility and (3) drafts and final versions of the Bridge Credit Documentation. If you so advise the Bridge Lead Arrangers that any of the foregoing should be distributed only to Private-Siders, then the Bridge Lead Arrangers shall not distribute such materials to Public-Siders without further discussions with you and your prior written consent. You acknowledge that publishing debt analysts employed by the Bridge Lead Arrangers and their respective affiliates who are Public-Siders may participate in any meetings held pursuant to clause (B) of the first paragraph of this Section 3; provided that such analysts shall not publish any information obtained from such meetings until the syndication of the Bridge Facility has been completed upon the making of allocations by the Bridge Lead Arrangers and the Bridge Lead Arrangers freeing the Bridge Facility to trade.

For the avoidance of doubt, you will not be required to provide any (i) trade secrets or (ii) information to the extent that, in the case of this clause (ii), the provision thereof would violate any attorney-client privilege, law, rule or regulation, or any obligation of confidentiality binding on you, the Company, the Target Business, or your or their respective affiliates; provided that, in the event you do not provide information in reliance on this sentence, you shall provide notice to the Commitment Parties that such information is being withheld. Notwithstanding anything to the contrary, the only financial statements that shall be reported to or provided in connection with the syndication of the Bridge Facility shall be those required to be delivered pursuant to paragraph 3 of Exhibit C.

4. Information

You hereby represent and warrant that (with respect to any information relating to the Target Business and its subsidiaries on or prior to the Closing Date, to your knowledge) (a) all written information (including all Information Materials), other than the Projections (as defined below), other forward-looking information, budgets, forecasts, estimates and information of a general economic or industry specific nature furnished to us (such non-excluded items, the “Information”), that has been or will be made available to us by you or, at your direction, by any of your representatives in connection with the Transactions, when taken

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as a whole, after giving effect to all supplements and updates thereto provided through the date furnished, does not or will not, when furnished to us, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (when taken as a whole and after giving effect to all supplements and updates thereto provided through the date furnished) and (b) the financial projections and other forward-looking information (the “Projections”) that have been or will be made available to us by you or, at your direction, by any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time prepared and at the time furnished to us (it being understood that (i) the Projections are as to future events and are not to be viewed as facts, and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material and (ii) the Projections by their nature are inherently uncertain and are not a guarantee of financial performance and are subject to significant uncertainties and contingencies and no assurance can be given that the projected results will be realized). You agree that if, at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, you become aware that any of the representations in the preceding sentence would be incorrect or incomplete in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target Business and its subsidiaries, to the extent practical and appropriate and in all instances subject to the limitations on your rights set forth in the Merger Agreement, will use commercially reasonable efforts to) promptly supplement, or cause to be supplemented, the Information and the Projections so that (with respect to Information and Projections relating to the Target Business and its subsidiaries on or prior to the Closing Date, to your knowledge) such representations will be correct in all material respects under those circumstances. You understand that in arranging and syndicating the Bridge Facility, the Bridge Lead Arrangers (A) will be entitled to use and rely primarily on the Information and Projections without responsibility for independent verification thereof and (B) do not assume responsibility for the accuracy or completeness of the Information or the Projections. Notwithstanding anything to the contrary contained in this Commitment Letter, the Fee Letters, or any other letter agreement or other undertaking concerning the financing of the Acquisition, none of the making of any representation under this Section 4, the making of any supplementation thereof, or the accuracy of any such representation or supplement, whether or not cured, shall constitute a condition precedent to the availability or the initial funding of the Bridge Facility on the Closing Date.

5. Fees

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid the nonrefundable fees described in the Arranger Fee Letter (the “Arranger Fee Letter”) and the Bridge Administrative Agent Fee Letter, in each case dated the date hereof and delivered herewith (the “Fee Letters” and each a “Fee Letter”) on the terms and subject to the conditions set forth therein. Once paid such fees shall not be refundable under any circumstances, regardless of whether the Transactions are consummated, except as otherwise agreed in writing by you and the applicable Commitment Parties. All fees payable hereunder and under the Fee Letters shall be paid in immediately available funds in U.S. dollars and shall not be subject to reduction by way of withholding, setoff or counterclaim or otherwise be affected by any claim or dispute related to any other matter. In addition, all fees payable hereunder shall be paid without deduction for any taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any national, state or local taxing authority, or will be grossed up by you for such amounts (other than in respect of Excluded Taxes (as defined in the Existing Credit Agreement, as if the obligations under Section 2.14(g) thereof applied hereunder, mutatis mutandis)), except for fees payable to HSBC Europe, HSBC Bank or HSBC Middle East.

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6. Conditions

The Commitment Parties’ commitments and agreements hereunder are subject solely to the satisfaction (or waiver by the Commitment Parties) of the conditions expressly set forth in this Section 6 and in Exhibit C; it being understood and agreed that there are no other conditions (implied or otherwise) to the commitments hereunder or to the availability and funding of the Bridge Facility on the Closing Date, including compliance with the terms of this Commitment Letter, the Fee Letters or the Bridge Credit Documentation (other than the conditions expressly set forth in this Section 6 and in Exhibit C), and upon the satisfaction (or waiver by the Commitment Parties) of the conditions expressly set forth in this Section 6 and in Exhibit C, the funding under the Bridge Facility on the Closing Date shall occur.

Notwithstanding anything in this Commitment Letter, the Fee Letters, the definitive documentation for the Bridge Facility (the “Bridge Credit Documentation”) or in any other letter agreement or otherwise in connection with the funding of the Transactions to the contrary, (a) the only representations and warranties the making of which shall be a condition to the availability of the Bridge Facility on the Closing Date shall be (i) such of the representations and warranties made by or on behalf of or with respect to the Target Business and its subsidiaries in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you (or any of your subsidiaries) have the right (taking into account any applicable notice and cure provisions) to terminate your (or any of your subsidiaries’) obligations to consummate the Acquisition under the Merger Agreement or decline to consummate the Acquisition pursuant to the Merger Agreement, in each case as a result of a breach or inaccuracy of such representations and warranties in the Merger Agreement (the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Bridge Credit Documentation shall be in a form such that they do not impair the availability of the Bridge Facility on the Closing Date if the conditions expressly set forth in this Section 6 and in Exhibit C, in each case, limited on the Closing Date as indicated therein, are satisfied (or waived by the Commitment Parties). For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheet solely relating to corporate or other organizational existence of the Borrower, the Borrower’s organizational power and authority to enter into and perform the Bridge Credit Documentation, due authorization, execution and delivery of, and enforceability of, the Bridge Credit Documentation against the Borrower (subject to customary enforceability exceptions), no conflicts of the Bridge Credit Documentation with the organizational documents of the Borrower as it relates to entering into and performance of the Bridge Credit Documentation, use of proceeds of the Bridge Facility not violating applicable anti-corruption laws or sanctions and the PATRIOT Act, Investment Company Act, solvency as of the Closing Date (immediately upon giving effect to the Transactions) of the Borrower and its subsidiaries on a consolidated basis (solvency to be defined in a manner consistent with the manner in which solvency is determined in the solvency certificate to be delivered pursuant to paragraph 1(b) of Exhibit C) and Federal Reserve margin regulations. Notwithstanding anything in this Commitment Letter or the Fee Letters to the contrary, the only conditions to the availability and funding of the Bridge Facility on the Closing Date are set forth in this Section 6 and in Exhibit C, in each case, limited on the Closing Date as indicated therein. There are no conditions (implied or otherwise) to the commitments hereunder with respect to the Bridge Facility, and there will be no conditions (implied or otherwise) under the applicable definitive documentation of the Bridge Facility on the Closing Date, including compliance with the terms of this Commitment Letter, the Fee Letters, the definitive documentation with respect to the Bridge Facility or any other agreement, other than the conditions expressly referred to in this Section 6 and in Exhibit C with respect to the Bridge Facility. This paragraph, and the provisions in this paragraph, shall be referred to as the “Limited Conditionality Provision”.

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7. Limitation of Liability; Indemnification and Expenses

You agree that (i) in no event shall any of the Commitment Parties, the Bridge Lead Arrangers, and their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, and including, without limitation, the Commitment Parties and the Bridge Lead Arrangers, an “Arranger-Related Person”) have any Liabilities (as defined herein), on any theory of liability, for any special, indirect, consequential or punitive damages incurred by you, your affiliates or your respective equity holders arising out of, in connection with, or as a result of, this Commitment Letter, the Fee Letters or any other agreement or instrument contemplated hereby and (ii) no Arranger-Related Person shall have any Liabilities arising from, or be responsible for, the use by others of Information Materials or other materials (including, without limitation, any personal data) obtained through electronic, telecommunications or other information transmission systems, including an Electronic Platform or otherwise via the internet except to the extent any such Liabilities are found by a final non-appealable judgment in a court of competent jurisdiction to have resulted from (x) the gross negligence, willful misconduct or bad faith of such Arranger-Related Person or (y) a material breach by such Arranger-Related Person of its obligations hereunder or under the Bridge Credit Documentation; provided that, nothing in this paragraph shall relieve you of any obligation you may have to indemnify an indemnified person, as provided in the immediately succeeding paragraph, against any special, indirect, consequential or punitive damages asserted against such indemnified person by a third party. You agree, to the extent permitted by applicable law, to not assert any claims against any Arranger-Related Person with respect to any of the foregoing. As used herein, the term “Liabilities” shall mean any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

You agree (a) to indemnify and hold harmless the Commitment Parties and Bridge Lead Arrangers (each, in their capacities as such), their respective affiliates and their respective directors, officers, employees, advisors, affiliates, agents and other representatives (each, an “indemnified person”) from and against any and all Liabilities to which any such indemnified person may become subject, to the extent arising out of or in connection with this Commitment Letter, the Fee Letters, the Bridge Facility, the use of the proceeds thereof, the Acquisition and the Transactions or any actual or prospective claim, litigation, arbitration, investigation, administrative, judicial or regulatory action or proceeding in any jurisdiction relating to any of the foregoing (each a “Proceeding”), regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person within thirty (30) days of written demand (together with backup documentation supporting such indemnity request) for any reasonable and documented out-of-pocket legal expenses of one firm of counsel for all such indemnified persons, taken as a whole and, if relevant, of a single local counsel in each applicable jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such indemnified persons, taken as a whole, and, solely in the case of a conflict of interest or the availability of different claims or defenses, where the indemnified person affected by such conflict or different claim or defense notifies you of the existence of such conflict or different claim or defense, as applicable, and thereafter retains its own counsel, another firm of counsel for such affected indemnified person, and other reasonable and documented out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing, regardless of whether or not in connection with any pending or threatened Proceeding to which any indemnified person is a party, in each case as such expenses are incurred or paid; provided that the foregoing indemnity will not, as to any indemnified person, apply to Liabilities or related expenses that (i) are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the material breach of such indemnified person’s and/or any of its Controlled Related Parties’ obligations hereunder or under the Bridge Credit Documentation (as determined pursuant to a claim asserted by you, whether as a claim, counterclaim or otherwise) including the Commitment Parties’ obligation to fund the Bridge Facility on the Closing Date if so required in accordance with the provisions of this Commitment Letter, or the willful misconduct, bad faith or gross negligence of such indemnified person and/or any of its Controlled Related Parties or (ii) relate to any litigation or proceeding solely between or among indemnified persons not arising, in whole or

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in part, from any act or omission by you or any of your affiliates (other than a dispute involving a claim against an indemnified person for its acts or omissions in its capacity or in fulfilling its role as an arranger, bookrunner, agent or similar role in respect of the Bridge Facility, except, with respect to this clause (ii), to the extent such acts or omissions are determined by a final, non-appealable judgment of a court of competent jurisdiction to have arisen from the material breach of such indemnified person’s and/or any of its Controlled Related Parties’ obligations hereunder or under the Bridge Credit Documentation (as determined pursuant to a claim asserted by you, whether as a claim, counterclaim or otherwise) or have constituted the gross negligence, bad faith or willful misconduct of such indemnified person or any of its Controlled Related Parties in such capacity or in fulfilling such role) and (b) regardless of whether the Closing Date occurs, to reimburse the Commitment Parties and their respective affiliates from time to time, within thirty (30) days of written demand, upon presentation of a summary statement with backup documentation supporting such reimbursement request, for all reasonable and documented out-of-pocket expenses (including but not limited to due diligence expenses, expenses of the Commitment Parties’ consultants’ fees (to the extent any such consultant has been retained with your prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)), syndication expenses, travel expenses and reasonable and documented fees, disbursements and other charges of a single counsel to the Commitment Parties and of a single local counsel to the Commitment Parties in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), in each case incurred in connection with the Bridge Facility and any related documentation (including this Commitment Letter and the Bridge Credit Documentation) or the administration, amendment, modification, waiver or enforcement thereof. It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person) in connection with this Commitment Letter and the Transactions. For purposes hereof a “Controlled Related Party” of any person or entity means (1) any controlling person or controlled affiliate of such indemnified person, (2) the respective directors, officers or employees of such indemnified person or any of its controlling persons or controlled affiliates and (3) the respective agents, advisors and representatives of such indemnified person or any of its controlling persons or controlled affiliates, in the case of this clause (3), acting on behalf of or at the instructions of such indemnified person, controlling person or such controlled affiliate.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a judgment by a court of competent jurisdiction for the plaintiff in any such Proceeding, you agree to indemnify and hold harmless each indemnified person from and against any and all losses, claims, damages, penalties, liabilities and expenses by reason of such settlement or judgment in accordance with the other provisions of this Section 7. You shall not, without the prior written consent of an indemnified person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (a) includes an unconditional release of such indemnified person in form and substance reasonably satisfactory to such indemnified person from all liability on claims that are the subject matter of such Proceedings and (b) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified person or any injunctive relief or other non-monetary remedy. You acknowledge that any failure to comply with your obligations under the preceding sentence may cause irreparable harm to the Commitment Parties and the other indemnified persons. All of the foregoing provisions in this Section 7 shall be superseded in each case, to the extent covered thereby, by the applicable provisions contained in the Bridge Credit Documentation upon execution thereof and thereafter shall have no further force and effect.

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Each indemnified person shall be severally obligated to refund or return any and all amounts paid to such indemnified person by you or any of your affiliates under this Section 7 to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof (as determined by a court of competent jurisdiction in a final nonappealable decision).

8. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

The Commitment Parties may employ the services of their respective affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits, and be subject to the obligations, of the Commitment Parties hereunder. The Commitment Parties shall be responsible for their respective affiliates’ failure to comply with such obligations under this Commitment Letter.

You acknowledge that the Commitment Parties and their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. The Commitment Parties will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by the Commitment Parties of services for other companies, and the Commitment Parties will not furnish any such information to other companies. You also acknowledge that the Commitment Parties have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

You agree that the Commitment Parties will act under this Commitment Letter as independent contractors and that nothing in this Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties, on the one hand, and you and your respective equity holders or your and their respective affiliates on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between the Commitment Parties and, if applicable, their respective affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction the Commitment Parties and, if applicable, each of their respective affiliates, are acting solely as a principal and have not been, are not and will not be acting as advisors, agents or fiduciaries of you, your management, equity holders, creditors, affiliates or any other person and (iii) with respect to the transactions contemplated hereby or the process leading thereto, the Commitment Parties and, if applicable, their respective affiliates, have not assumed (x) an advisory or fiduciary responsibility in favor of you or your affiliates (irrespective of whether the Commitment Parties or any of their respective affiliates have advised or are currently advising you or your affiliates on other matters (which, for the avoidance of doubt, includes acting as a financial advisor to the Borrower or any of its affiliates in respect of any transaction related hereto)) or (y) any other obligation except the obligations expressly set forth in this Commitment Letter. You further acknowledge and agree that (i) you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto, (ii) you are capable of evaluating and understand and accept the terms, risks and conditions of the transactions contemplated hereby, and the Commitment Parties shall have no responsibility or liability to you with respect thereto, and (iii) as the Bridge Lead Arrangers and the Commitment Parties, none of Wells Fargo, BNP or HSBC are advising the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction, and you shall consult with your own advisors concerning such matters and you shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby. Any review by any the Commitment Parties or any of their affiliates of the Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of the Borrower. The Borrower agrees that it will not claim that the Bridge Lead Arrangers or the Commitment Parties have rendered any advisory services or

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assert any claim against the Bridge Lead Arrangers or Commitment Parties based on an alleged breach of fiduciary duty by the Bridge Lead Arrangers or the Commitment Parties in connection with this Commitment Letter and the transactions contemplated hereby or assert any claim based on any actual or potential conflict of interest that might be asserted to arise or result from the engagement of the Bridge Lead Arrangers or the Commitment Parties or any of their respective affiliates acting as a financial advisor to the Borrower or any of its affiliates, on the one hand, and the engagement of the Bridge Lead Arrangers or the Commitment Parties hereunder and the transactions contemplated hereby, on the other hand.

You further acknowledge that the Commitment Parties are full service securities or banking firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Commitment Parties may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you, the Company, the Target Business and other companies with which you, the Company or the Target Business may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Parties or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

9. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) you and your officers, directors, employees, attorneys, accountants, agents and advisors and the Company and its subsidiaries (including the Target Business) and their respective officers, directors, employees, attorneys, accountants, agents and advisors, in each case on a confidential and need-to-know basis (provided that any disclosure of the Fee Letters or their terms or substance to the Company, the Target Business or their respective subsidiaries or its or their respective officers, directors, employees, attorneys, accountants, agents or advisors shall be redacted in a customary manner in respect of the amounts, percentages and basis points of fees and other amounts set forth therein, including, without limitation, in the “flex” provisions thereof, unless the Commitment Parties shall otherwise agree), (b) in any legal, judicial or administrative proceeding or as otherwise required by applicable law or regulation or as requested by a governmental authority (in which case you agree, to the extent not prohibited by applicable law, to inform us promptly in advance thereof), (c) this Commitment Letter and the existence and contents hereof (but not the Fee Letters or the contents thereof, other than the aggregate fee amounts contained in the Fee Letters as part of the Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Bridge Facility or in any public or regulatory filing requirement (including any filing requirement of the Securities and Exchange Commission) relating to the Transactions (and only to the extent aggregated with all other fees and expenses of the Transactions and not presented as an individual line item unless required by applicable law, rule or regulation)) may be disclosed in any prospectus or offering memoranda relating to the New Senior Notes, in any syndication or other marketing material in connection with the Bridge Facility or in connection with any public filing requirement, (d) the Term Sheet may be disclosed to Lenders and potential Lenders and to any rating agency in connection with the Acquisition and the Bridge Facility, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letters, or the transactions contemplated hereby or thereby or enforcement hereof and thereof, (f) the Term Sheet may be disclosed to rating agencies in connection with reaffirming the ratings for the Borrower and (g) with the Commitment Parties’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed); provided that the foregoing restrictions shall cease to apply in respect to the existence and contents of this Commitment Letter (but not in respect of the Fee Letters and their terms and substance) two years after this Commitment Letter has been accepted by you.

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Each Commitment Party shall use all nonpublic information received by it in connection with the Acquisition and the related transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent a Commitment Party from disclosing any such information (a) to rating agencies, (b) to any Lenders or participants or prospective Lenders or participants, in each case other than Disqualified Lenders, (c) in any legal, judicial or administrative proceeding or other compulsory process or as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (d) upon the request or demand of any Regulatory Authority (as defined herein) having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party agrees, to the extent practicable and not prohibited by applicable law, to inform you promptly thereof prior to disclosure (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority or regulation)), (e) to the employees, officers, directors, legal counsel, independent auditors, professionals and other experts or agents of each Commitment Party (collectively, “Representatives”) on a need-to-know basis and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential on terms that are substantially identical to the terms set forth herein (provided that such Commitment Party shall be responsible for the compliance of its affiliates and Representatives with the provisions of this paragraph), (f) to any of its respective affiliates (provided that any such affiliate is advised of its obligation to retain such information as confidential on terms that are substantially identical to the terms set forth herein, and each Commitment Party shall be responsible for its affiliates’ compliance with this paragraph) solely in connection with the Transactions and any related transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter or breach by any other party of any confidentiality obligation known by such Commitment Party to exist in favor of you, the Company, the Target Business or your or their respective affiliates with respect to such information, (h) for purposes of establishing a “due diligence” defense, (i) to the extent that such information is received by a Commitment Party from a third party that is not known by such Commitment Party to be subject to confidentiality obligations to you or your affiliates, (j) to enforce its respective rights hereunder or under the Fee Letters or (k) to the extent such information was independently developed by a Commitment Party without reliance on confidential information; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis on terms that are substantially identical to the terms set forth herein and in accordance with the standard syndication processes of the Commitment Parties or customary market standards for dissemination of such type of information. The Commitment Parties’ obligations under this paragraph shall remain in effect until the earlier of (x) the date that is twenty-four (24) months from the date hereof and (y) the date the Bridge Credit Documentation becomes effective, at which time our obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the Bridge Credit Documentation upon the execution and delivery thereof.

For the avoidance of doubt, nothing in this confidentiality provision shall prohibit any person from voluntarily disclosing or providing any information within the scope of this confidentiality provision to any governmental, regulatory or self-regulatory organization (any such entity, a “Regulatory Authority”) to the extent that any such prohibition on disclosure set forth in this confidentiality provision shall be prohibited by the laws or regulations applicable to such Regulatory Authority.

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10. Miscellaneous

This Commitment Letter shall not be assignable by any party hereto (except in connection with the appointment of an additional “Commitment Party” pursuant to a Joinder Agreement as set forth herein) without the prior written consent of each other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed) (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the Arranger-Related Persons and indemnified persons referred to herein and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Arranger-Related Persons and indemnified persons referred to herein to the extent expressly set forth herein. Each Commitment Party reserves the right to employ the services of its affiliates in providing services contemplated hereby and to allocate, in whole or in part, to its affiliates certain fees payable to such Commitment Party in such manner as such Commitment Party and its affiliates may agree in their sole discretion, but subject in all respects to the terms of this Commitment Letter. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Commitment Letter, the Fee Letters and/or any document to be signed in connection with this Commitment Letter and the transactions contemplated hereby shall be deemed to include Electronic Signatures (as defined below), electronic deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be. As used herein, “Electronic Signatures” means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us and you with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter and any claim, controversy or dispute (whether arising in contract, equity, tort or otherwise) arising under or related to this Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York; provided, that, notwithstanding the preceding sentence and the governing law provisions of this Commitment Letter and any Fee Letter, it is understood and agreed that (a) the interpretation of the definition of Company Material Adverse Effect (as defined in the Merger Agreement as in effect on the date hereof) and whether or not a Company Material Adverse Effect (as defined in the Merger Agreement as in effect on the date hereof) has occurred, (b) the determination of the accuracy of any Merger Agreement Representation and whether as a result of any breach or inaccuracy thereof you or your applicable subsidiary has the right to terminate your or its obligations under the Merger Agreement or to decline to consummate the Acquisition pursuant to the Merger Agreement and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Merger Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof (the “Acquisition Related Matters”), in each case, shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof (or any other jurisdiction) to the extent that such principles would direct a matter to another jurisdiction.

Each of the parties hereto agrees that each of this Commitment Letter and the Fee Letters is a binding and enforceable agreement with respect to the subject matter contained herein (subject to the effects of bankruptcy, insolvency, fraudulent transfer, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity), including an agreement to negotiate in good faith the Bridge Credit Documentation by the parties hereto on terms consistent with this Commitment Letter, it being acknowledged and agreed that the respective commitments provided hereunder are subject only to satisfaction or waiver of the conditions expressly set forth or referred to in Section 6 and Exhibit C; provided that nothing in this Commitment Letter obliges you or any of your affiliates to consummate the Acquisition or to draw all or any portion of the Bridge Facility.

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You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York, sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan) over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum or otherwise based on lack of personal jurisdiction or improper venue. YOU AND WE HEREBY IRREVOCABLY AGREE TO WAIVE TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE TRANSACTIONS, THIS COMMITMENT LETTER OR THE FEE LETTERS OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107 56 (signed into law on October 26, 2001), as subsequently amended and reauthorized) (the “PATRIOT Act”) and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), that it and each of the Commitment Parties and the Lenders is required to obtain, verify and record information that identifies the Borrower and its subsidiaries, which information includes names, addresses, tax identification numbers and other information that will allow each of the Commitment Parties and the Lenders to identify the Borrower and its subsidiaries in accordance with the PATRIOT Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the PATRIOT Act and the Beneficial Ownership Regulation and is effective for each of the Commitment Parties and the Lenders. You hereby acknowledge and agree that the Commitment Parties shall be permitted to share any or all such information with the Lenders.

The limitation of liability, indemnification, fee, expense, jurisdiction, waiver of jury trial, service of process, venue, governing law, sharing of information, no agency or fiduciary duty, syndication and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether the Bridge Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof (including as to the provision of Information and representations with respect thereto) and (b) confidentiality) shall automatically terminate and be superseded, to the extent covered thereby, by the provisions of the Bridge Credit Documentation upon the initial funding of the Bridge Facility thereunder, and you shall automatically be released from all liability in connection therewith at such time. Subject to the provisions of the preceding sentence, you may terminate this Commitment Letter and the Commitment Parties’ commitments hereunder (in full or in part) at any time upon written notice to the Commitment Parties, unless the closing of the Bridge Facility, on the terms and subject to the conditions contained herein and in the Bridge Credit Documentation, has been consummated on or before such date.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letters by returning to us executed counterparts of this Commitment Letter and the Fee Letters in accordance with this paragraph, together with the amounts agreed upon pursuant to the Fee Letters to be payable upon the acceptance hereof, not later than 11:59 p.m., New York

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City time, on December 4, 2025 (the “Expiration Time”); provided that if signing of this Commitment Letter and the Fee Letters occurs on a day that is not a Business Day, such fees payable under the Fee Letters shall be due on the next succeeding Business Day. The parties hereto agree that your acceptance of the Commitment Parties’ offer shall only be effective if each such document and all such amounts have been received in such form by the Commitment Parties prior to the Expiration Time. In the event that we receive your executed counterparts to this Commitment Letter and the Fee Letters at or prior to the Expiration Time, then this Commitment Letter and the commitments hereunder and the agreement of the Commitment Parties and the Bridge Lead Arrangers to provide the services described herein shall automatically terminate on the Expiration Date unless we shall, in our sole discretion, agree in writing to an extension. “Expiration Date” means the earliest of (i) 11:59 p.m., Pacific time, on the date that is the earliest to occur of (x) the date on which the Merger Agreement is validly terminated in accordance with its terms and (y) five Business Days after the date that is fifteen (15) months after the date hereof (which date shall be extended automatically to the same extent the “End Date” in the Merger Agreement is extended pursuant to Sections 8.1(b)(i)(A) and/or Section 8.1(b)(i)(B) of the Merger Agreement as in effect on the date hereof) and (ii) the closing of the Acquisition without the use of the Bridge Facility.

[Signature Pages Follow]

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Jack Stutesman
Name:	Jack Stutesman
Title:	Director

WELLS FARGO STRATEGIC CAPITAL, INC.

By:	/s/ David Gillespie
Name:	David Gillespie
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Jonathan Mullen
Name:	Jonathan Mullen
Title:	Managing Director

[Signature Page to Bridge Commitment Letter]

BNP PARIBAS

By:	/s/ Rafael Ribeiro
Name:	Rafael Ribeiro
Title:	Managing Director

By:	/s/ Nicole Rodriguez
Name:	Nicole Rodriguez
Title:	Director

BNP PARIBAS SECURITIES CORP.

By:	/s/ Rafael Ribeiro
Name:	Rafael Ribeiro
Title:	Managing Director

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HSBC BANK USA, NATIONAL ASSOCIATION

By:	/s/ Lauren Steiner
Name:	Lauren Steiner
Title:	Director

HSBC CONTINENTAL EUROPE

By:	/s/ Eric Beautheac
Name:	Eric Beautheac
Title:	Director Head of Multinationals France HSBC Continental Europe

HSBC BANK PLC

By:	/s/ Bradley Wilson
Name:	Bradley Wilson
Title:	Managing Associate General Counsel

HSBC BANK MIDDLE EAST LIMITED

By:	/s/ Suchismita Das
Name:	Suchismita Das
Title:	Head of Global Network Banking, UAE

HSBC SECURITIES (USA) INC.

By:	/s/ Lauren Steiner
Name:	Lauren Steiner
Title:	Director

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Accepted and agreed to as of the date first written above by:

NETFLIX, INC.

By:	/s/ Spencer Neumann
Name: Spencer Neumann
Title: Chief Financial Officer

[Signature Page to Bridge Commitment Letter]

Exhibit A

PROJECT NOBLE

TRANSACTION SUMMARY

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B and C thereto.

Pursuant to the Agreement and Plan of Merger dated as of the date hereof (together with all exhibits, schedules and disclosure letters thereto, the “Merger Agreement”), by and among the Borrower, Nightingale Sub, Inc., a Delaware corporation and newly formed subsidiary of the Borrower, and Warner Bros. Discovery, Inc., a Delaware corporation (the “Company”), the Borrower intends to acquire the business of the Company identified to the Bridge Lead Arrangers as “Ace” (the “Target Business”) after the separation of the “Spinco Business” as described therein (the “Acquisition”). Any references in the Commitment Letter, this Exhibit A, Exhibit B or Exhibit C to the “Target Business and its subsidiaries” shall only include those entities that are subsidiaries of the Target Business after consummation of the Separation and Distribution (each as defined in the Merger Agreement as in effect on the date hereof). In connection therewith, it is currently expected that:

(a) the Borrower will obtain up to $59.0 billion in commitments under the Bridge Facility less (without duplication) (x) the amount of the cash proceeds received from the New Senior Notes on or prior to the Closing Date and (y) the amount of commitments under the New Revolving Credit Facility and Delayed Draw Facilities referred to below and as otherwise reduced pursuant to Section 10 of the Commitment Letter and/or the provisions set forth under the headings “Optional Prepayments and Commitment Reductions” and “Mandatory Commitment Reduction/Prepayment of Bridge Facility” in Exhibit B;

(b) the Borrower will seek to consummate the issuance and sale of an aggregate principal amount of up to approximately $25.0 billion in senior unsecured notes in a registered public offering or a Rule 144A/Regulation S offering or other private placement or a combination of the foregoing (the “New Senior Notes”), in each case on or before the Closing Date for the purpose of utilizing the proceeds thereof as described in clause (e) below;

(c) the Borrower will seek to enter into a new revolving credit facility in an aggregate committed amount of up to approximately $5.0 billion (the “New Revolving Credit Facility”) on or before the Closing Date, which will be available to be drawn for the purposes described in clause (e) below subject only to the satisfaction (or waiver by the lenders thereunder) of the conditions expressly set forth in Section 6 and Exhibit C hereof (or may, subject to the satisfaction of customary conditions for a revolving credit facility, be drawn prior to or after the Closing Date for general corporate purposes);

(d) the Borrower will seek to incur delayed draw term loan facilities (the “Delayed Draw Facilities”) in an aggregate committed amount of approximately $20.0 billion which will be available to be drawn solely for the purposes described in clause (e) below subject only to the satisfaction (or waiver by the lenders thereunder) of the conditions expressly set forth in Section 6 and Exhibit C hereof; and

A-1

(e) the proceeds of the Bridge Facility, the New Senior Notes, and amounts borrowed under the New Revolving Credit Facility and the Delayed Draw Facilities shall be applied, in any combination with cash on hand or other available financing arrangements, (i) to pay the cash portion of the purchase price in connection with the Acquisition, (ii) to pay the fees, costs and expenses incurred in connection with the Transactions (as defined below) and (iii) at the option of the Borrower, to refinance any indebtedness of the Target Business and/or its subsidiaries.

The transactions described above are collectively referred to herein as the “Transactions”. For purposes of this Commitment Letter and the Fee Letters, “Closing Date” shall mean the date of the satisfaction (or waiver by the Commitment Parties) of the conditions expressly set forth in Section 6 of this Commitment Letter and Exhibit C and closing of the Acquisition.

A-2

Exhibit B

PROJECT NOBLE

364-Day Senior Unsecured Bridge Facility

Summary of Terms and Conditions

I.	Parties

	Borrower:	Netflix, Inc., a Delaware corporation (the “Borrower”).

	Lead Arrangers and Bookrunners:	Wells Fargo Securities, LLC, BNP Paribas Securities Corp. and HSBC Securities (USA) Inc. (collectively, in such capacities, the “Bridge Lead Arrangers”).

	Administrative Agent:	Wells Fargo Bank, National Association (in such capacity, the “Bridge Administrative Agent”).

	Syndication Agents:	BNP Paribas and HSBC Bank USA, National Association (in such capacity, the “Syndication Agents”).

	Documentation Agents:	To be appointed by the Borrower in consultation with the Bridge Lead Arrangers.

	Lenders:	A syndicate of banks, financial institutions and other entities, including the Bridge Lead Arrangers or affiliates thereof, arranged by the Bridge Lead Arrangers and reasonably satisfactory to the Borrower (collectively, the “Lenders”).

	Transactions:	As described in Exhibit A.

II.	The Bridge Facility

	Type and Amount of Facility:	A 364-day senior unsecured bridge loan credit facility (the “Bridge Facility”) in an aggregate principal amount of $59.0 billion (the commitments in respect thereof, the “Bridge Commitments” and the loans thereunder, the “Bridge Loans”) less all reductions pursuant to the Mandatory Commitment Reduction/Prepayment of the Bridge Facility and Optional Prepayments and Commitment Reductions sections below.

	Bridge Loan Availability:	The Bridge Facility shall be available in a single drawing on the Closing Date. The Bridge Facility shall be funded in U.S. dollars (“Dollars”) to the Borrower.

	Amortization:	None.

	Maturity:	The date that is 364 days after the Closing Date (the “Maturity Date”).

	Purpose:	The proceeds of the Bridge Loans shall be used to pay the cash portion of the purchase price of the Acquisition, to pay the fees, costs and expenses incurred in connection with the Transactions and, at the option of the Borrower, to refinance any indebtedness of the Target Business and/or its subsidiaries.

III.	Certain Payment Provisions

	Fees and Interest Rates:	As set forth on Annex I.

	Repayment:	The Borrower will repay the Bridge Facility in full no later than the Maturity Date.

	Optional Prepayments and Commitment Reductions:	Bridge Loans may be prepaid by the Borrower and commitments may be reduced by the Borrower in minimum amounts to be agreed, but, in the case of prepayments, without premium or penalty (but subject to break-funding payments). Optional prepayments of the Bridge Loans may not be reborrowed and optional commitment reductions may not be reinstated.

Mandatory Commitment Reduction/Prepayment of Bridge Facility:

From and after the date of signing of the Commitment Letter, the aggregate Bridge Commitments shall be permanently reduced, and after the funding of the Bridge Loans on the Closing Date, the aggregate Bridge Loans shall be prepaid, in each case, on a Dollar-for-Dollar basis (with proceeds received in non-Dollar currencies, if any, to be converted to Dollars, as applicable, based on customary foreign exchange mechanics), by the following amounts (in each case without duplication and subject to exceptions and baskets set forth below and applied as set forth in the succeeding paragraph), within three Business Days of receipt of such amount:

1. Incurrence of Indebtedness: (A) 100% of the commitments with respect to (x) the Delayed Draw Facilities, (y) the New Revolving Credit Facility and (z) any other committed facility that is entered into by the Borrower or any of its subsidiaries for the stated purpose of providing financing for the Acquisition or any portion thereof (provided that, in each case, the definitive documentation with respect thereto has become effective and the conditions precedent to funding thereunder are no less favorable to the Borrower or are more favorable to the Borrower than the conditions set forth herein to the funding of the Bridge Facility, as determined in good faith by the Borrower (it being understood that (i) the Bridge Commitments shall be reduced upon the entry into of each such facility by the committed amount of each such facility regardless of whether such conditions to funding shall then have been satisfied and (ii) the Borrower shall deliver a written acknowledgment to the Commitment Parties confirming such reduction upon the entry into of each such facility) and (B) 100% of the net cash proceeds actually received by the Borrower or any of its subsidiaries (excluding for the avoidance of doubt, the Target Business and its subsidiaries prior to the date of consummation of the Acquisition) from the incurrence of indebtedness for borrowed money on or after the date of this Commitment Letter (including, without limitation, any indebtedness for borrowed money in the form of the New Senior Notes and other notes, loans, hybrid securities and debt securities convertible to equity) by such entity but excluding:

(i) intercompany debt of such entities (including, following the Acquisition, the Target Business and its subsidiaries),

(ii) credit extensions under the Existing Credit Agreement or any amendment, refinancing or replacement thereof, provided that the aggregate principal amount of revolving borrowings outstanding thereunder does not exceed $3.0 billion,

(iii) the Borrower’s existing senior notes outstanding on the date of the Commitment Letter,

(iv) any ordinary course borrowings under working capital, liquidity or overdraft facilities,

(v) purchase money indebtedness, equipment financings, deferred purchase obligations and similar obligations,

(vi) ordinary course capital and finance leases,

(vii) receivables financings, factoring, sale and leaseback arrangements, hedging and cash management obligations,

(viii) letter of credit facilities, overdraft protection, commercial paper programs and short term working capital facilities,

(ix) any refinancings, renewals or replacement of

(A) existing debt for borrowed money of the Borrower and its subsidiaries that matures within 12 months of such refinancing, renewal or replacement and does not increase the aggregate principal or commitment amount thereof (plus accrued unpaid interest, make-whole payments and premium thereon and underwriting discounts, fees, commissions, expenses and other applicable costs in connection with such refinancing), other than:

(1) debt under the Existing Credit Agreement except to the extent contemplated in clause (ii) above and

(2) on or following the date of consummation of the Acquisition, debt of the Target Business and its subsidiaries (it being understood that any refinancing, renewal or replacement of any such debt referred to in this clause (2) or the preceding clause (1) shall not constitute an exclusion from the requirement to prepay the Bridge Facilities or to reduce commitments in respect thereof as contemplated by this item 1), or

(B) debt of the Borrower and its subsidiaries (but not the Target Business and its subsidiaries) incurred pursuant to clauses (i) through (viii) of this paragraph that matures within 12 months of such refinancing and does not increase the aggregate principal or commitment amount thereof (plus accrued unpaid interest, make-whole payments and premium thereon and underwriting discounts, fees, commissions, expenses and other applicable costs in connection with such refinancing),

(x) debt incurred under the Delayed Draw Facilities or the New Revolving Credit Facility and

(xi) other indebtedness the net cash proceeds of which do not exceed, when taken together with the net cash proceeds received under clause (v) under the caption “Equity Offerings” in this section and clause (vi) under the caption “Asset Sales” in this section, $500.0 million in the aggregate.

2. Equity Offerings: 100% of the net cash proceeds actually received from the issuance on or after the date of this Commitment Letter of any equity securities or equity-linked securities by the Borrower (other than (i) issuances pursuant to employee stock plans or other benefit or employee incentive arrangements existing from time to time or contributions to employee pension plans (including in connection with any replacement of the Target Business’s employee stock plans or other benefit or employee incentive arrangements), (ii) issuances of directors’ qualifying shares, (iii) the Buyer Share Issuance (as defined in the Merger Agreement as in effect on the date hereof) and issuances of equity interests of the Borrower as direct consideration for any acquisition (including the Acquisition) or joint venture arrangement, (iv) issuances upon conversion or exercise of outstanding securities or options and (v) other equity issuances the net cash proceeds of which do not exceed, when taken together with the net cash proceeds received under clause (xi) under the caption “Incurrence of Indebtedness” in this section and clause (vi) under the caption “Asset Sales” in this section, $500.0 million in the aggregate).

3. Asset Sales: 100% of the net cash proceeds actually received by the Borrower or any of its subsidiaries (excluding for the avoidance of doubt, the Target Business and its subsidiaries prior to the date of consummation of the Acquisition) from the sale or other disposition of any property or assets (excluding cash and cash equivalents) of such entities outside the ordinary course of business on or after the date of this Commitment Letter (except for (i) sales or other dispositions between or among the Borrower or any of its subsidiaries (including, for the avoidance of doubt, the Target Business and its subsidiaries on or after the date of consummation of the Acquisition) or equity issuances by a subsidiary to the Borrower or any other subsidiary of the Borrower, (ii) dispositions in the ordinary course of business, (iii) dispositions of inventory, used or surplus equipment, and cash or cash equivalents, (iv) unwinding of any hedge arrangement, (v) dispositions of accounts receivable, general intangibles, chattel paper or other financial assets and related assets, (vi) sales or other dispositions the net cash proceeds of which do not exceed, when taken together with the net cash proceeds received under clause (v) under the caption “Equity Offerings” in this section and clause (xi) under the caption “Incurrence of Indebtedness” in this section, $500.0 million in the aggregate and (vii) sales or other dispositions of minority equity interests and/or debt (including convertible debt) interests owned by the Borrower and/or its subsidiaries) in each case of this clause (3) to the extent such net cash proceeds are not reinvested in the business within 180 days after the receipt of such cash proceeds (or, to the extent committed to be reinvested within such 180-day period, within 270 days of receipt thereof) (it being also understood that any casualty loss or damage to, or any condemnation of, any property or asset of the Borrower or any of its subsidiaries shall not be subject to this clause (3)).

All mandatory prepayments and commitment reductions will be applied without penalty or premium (except for breakage costs and accrued interest, if any, which shall be calculated and payable in a manner consistent with the Existing Credit Agreement) and will be applied pro rata to the Lenders. Mandatory prepayments of the Bridge Loans may not be reborrowed and mandatory reductions of the commitments in respect of the Bridge Facility may not be reinstated.

If the net cash proceeds from any sale or disposition of assets of any subsidiary of the Borrower are received by any entity other than the Borrower, the Bridge Commitments shall only be reduced (or the Bridge Loans prepaid) to the extent that (x) such net cash proceeds can be promptly transferred to the Borrower (with such amount net of the costs and taxes associated therewith) and (y) such transfer would not result in a material adverse tax consequence to the Borrower or any of its subsidiaries as reasonably determined by the Borrower; it being understood that if such a restriction on transfer or occurrence of a material adverse tax consequence would no longer result, upon such restriction or occurrence ceasing to apply, the aggregate Bridge Commitments will be immediately reduced or, if applicable, the Bridge Loans will be repaid within three Business Days thereof, in the manner set forth above as if such net cash proceeds were received by the Borrower on the date such restriction or occurrence ceased to exist.

The Borrower shall provide the Bridge Administrative Agent with prompt written notice of any mandatory prepayment or commitment reduction being required hereunder.

IV.	Certain Conditions

	Conditions:	Subject to the Limited Conditionality Provision, the availability of the Bridge Facility on the Closing Date shall be subject only to the conditions precedent expressly set forth in Section 6 of the Commitment Letter and on Exhibit C to the Commitment Letter.

V.	Certain Documentation Matters

	Documentation Principles:	The definitive financing documentation with respect to the Bridge Facility (the “Bridge Credit Documentation”) shall (x) contain only those conditions, mandatory prepayments, prepayment premiums, representations, warranties, covenants and events of default expressly set forth or referred to in the Term Sheet, (y) be based upon, and, except as otherwise provided for herein or mutually agreed by the Borrower and the Bridge Lead Arrangers, be substantially identical to (but not more restrictive from the perspective of the Borrower than), the Existing Credit Agreement and (z) be modified to reflect customary requirements of the Bridge Administrative Agent in its capacity as such. The provisions in this paragraph are referred to herein as the “Documentation Principles”.

	Representations and Warranties:	Substantially the same as the Existing Credit Agreement, but including a representation as to solvency as of the Closing Date (immediately upon giving effect to the Transactions) of the Borrower and its subsidiaries on a consolidated basis (solvency to be defined in a manner consistent with the manner in which solvency is determined in the solvency certificate to be delivered pursuant to paragraph 1(b) of Exhibit C), subject, in each case, to the Documentation Principles and subject to the Limited Conditionality Provision.

	Affirmative Covenants:	Substantially the same as the Existing Credit Agreement, subject, in each case, to the Documentation Principles.

	Financial Covenants:	Substantially the same as the Existing Credit Agreement, subject, in each case, to the Documentation Principles.

	Negative Covenants:	Substantially the same as the Existing Credit Agreement, subject, in each case, to the Documentation Principles.

	Events of Default:	Substantially the same as the Existing Credit Agreement, subject, in each case, to the Documentation Principles.

	Voting:	Substantially the same as the Existing Credit Agreement.

	Assignments and Participations:	Prior to the Closing Date, the assignment of Bridge Commitments shall be governed by the Commitment Letter. After funding under the Bridge Facility on the Closing Date, assignments shall be permitted on the same terms as the Existing Credit Agreement.

The Lenders shall also be permitted to sell participations in their Bridge Loans on the same terms as the Existing Credit Agreement. Pledges of Bridge Loans in accordance with applicable law shall be permitted on the same terms as the Existing Credit Agreement. Promissory notes shall be issued under the Bridge Facility only upon request.

Yield Protection:	Substantially the same as the Existing Credit Agreement.

Limitation of Liability; Expenses and Indemnification:	Substantially the same as the Existing Credit Agreement.

Defaulting Lenders:	Substantially the same as the Existing Credit Agreement.

EU and UK Bail-In:	Substantially the same as the Existing Credit Agreement.

Hong Kong Stay Rules:	Usual and customary for transactions of this type.

ERISA Fiduciary Status:	Substantially the same as the Existing Credit Agreement.

QFC Stay Rules:	Usual and customary for transactions of this type.

Statutory Divisions:	Substantially the same as the Existing Credit Agreement.

Erroneous Payments:	Substantially the same as the Existing Credit Agreement.

Governing Law:	State of New York; provided that the Acquisition Related Matters shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof (or any other jurisdiction) to the extent that such principles would direct a matter to another jurisdiction.

Forum:	United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan), and any appellate court from any thereof.

Primary Counsel to the Bridge Administrative Agent and the Bridge Lead Arrangers:	Latham & Watkins LLP.

Annex I to Exhibit B

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Bridge Loans bear interest at a rate per annum equal to:

the ABR plus the Applicable Margin; or

the Term SOFR Rate plus the Applicable Margin.

As used herein:

“ABR” means, for any day, a rate per annum equal to the greatest of (i) the Prime Rate in effect on such day, (ii) the Federal Funds Effective Rate in effect on such day plus 0.5% and (iii) the Term SOFR Rate for a one month interest period as published two U.S. Government Securities Business Days prior to such day (or if such day is not a U.S. Government Securities Business Day, the immediately preceding U.S. Government Securities Business Day) plus 1.0%; provided that for the purpose of this definition, the Term SOFR Rate for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 p.m., Eastern time, on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the ABR due to a change in the Prime Rate, the Federal Funds Effective Rate or the Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Term SOFR Rate, respectively. If the ABR as determined pursuant to the foregoing would be less than 1.0% per annum, such rate shall be deemed to be 1.0% per annum for purposes of the Bridge Credit Documentation.

“Applicable Margin” means a percentage determined in accordance with the pricing grid attached hereto as Annex I-A. Each such margin will increase by 0.25% per annum at the end of each 90-day period after the Closing Date as further described in such pricing grid.

“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term SOFR (or a successor administrator).

“Federal Funds Effective Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that if such rate is not so published for any day which is a Business Day, the Federal Funds Effective Rate for such day shall be the average of the quotation for such day on such transactions received by the Bridge Administrative Agent from three federal funds brokers of recognized standing selected by the Bridge Administrative Agent; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of the Bridge Credit Documentation.

Annex I-1

“Floor” means the benchmark rate floor, if any, provided in the Bridge Credit Documentation initially (as of the execution of the Bridge Credit Documentation, the modification, amendment or renewal of the Bridge Credit Documentation or otherwise) with respect to the Term SOFR Rate. For the avoidance of doubt the initial Floor for the Term SOFR Rate shall be 0.0%.

“Prime Rate” means the prime commercial lending rate of the Bridge Administrative Agent, as established from time to time at its principal U.S. office (which such rate is an index or base rate and will not necessarily be its lowest or best rate charged to its customers or other banks).

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Term Benchmark” when used in reference to any Bridge Loan, refers to whether such Bridge Loan bears interest at a rate determined by reference to the Term SOFR Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Loan for any tenor comparable to the applicable interest period, the Term SOFR Reference Rate at approximately 5:00 p.m., Eastern time, two U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable interest period, as such rate is published by the CME Term SOFR Administrator; provided that if the Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for purposes of calculating such rate.

“Term SOFR Reference Rate” means, for any day and time, with respect to any Term Benchmark Loan for any tenor comparable to the applicable interest period, the rate per annum published by the CME Term SOFR Administrator and identified by the Bridge Administrative Agent as the forward-looking term rate based on SOFR.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

Annex I-2

The Bridge Credit Documentation will contain provisions with respect to a replacement of any Term Benchmark on substantially the same terms as the Existing Credit Agreement.

Interest Payment Dates:	In the case of Bridge Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Bridge Loans bearing interest based upon the Term Benchmark (“Term Benchmark Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Interest periods for Term Benchmark Loans will be for one, three or six months (as selected by the Borrower), or such other period as the Borrower may select and all of the Lenders may agree.

Ticking Fees:	The Borrower will pay ticking fees (the “Ticking Fees”) equal to an amount set forth in the pricing grid attached hereto as Annex I-A times the actual daily undrawn amount of the aggregate Bridge Commitments of all Lenders (including the Initial Lenders) (as such amounts shall be adjusted to give effect to any voluntary or mandatory reductions of the Bridge Commitments in accordance with the terms hereof), which ticking fees will accrue during the period commencing on the date that is 120 days after the date of the Commitment Letter and ending on and excluding the earlier of (x) the Closing Date and (y) the date of termination of the Bridge Commitments, payable to the Bridge Administrative Agent for the account of the Lenders in arrears and payable on the earlier of the Closing Date and the date of termination of the Bridge Commitments

Duration Fees:	The Borrower will pay to the Bridge Administrative Agent for the account of each Lender, in accordance with its respective interest, duration fees (the “Duration Fee”) as follows: (a) 0.50% of the aggregate principal amount of the Bridge Loans held by such Lender on the date that is 90 days after the Closing Date, (b) 0.75% of the aggregate principal amount of the Bridge Loans held by such Lender on the date that is 180 days after the Closing Date and (c) 1.0% of the aggregate principal amount of the Bridge Loans held by such Lender on the date that is 270 days after the Closing Date.

Default Rate:	Same as the Existing Credit Agreement.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Annex I-3

Annex I-A to Exhibit B

PRICING GRID

Category	Ratings Level	Ticking Fee Rate	Applicable Margin for Term Benchmark Loans	Applicable Margin for ABR Loans
Category 1	A2/A or higher	0.05%	0.75%	0.0%
Category 2	A3/A- or lower	0.07%	0.875%	0.0%

Notwithstanding anything to the contrary herein, the Applicable Margin for Term Benchmark Loans and the Applicable Margin for ABR Loans at each of the above Pricing Levels shall increase by 0.25% per annum on the date that is 90 days after the Closing Date and by an additional 0.25% per annum at the end of each 90-day period thereafter.

At any time of determination, the “Ratings Level” shall be based upon the long-term debt ratings by Moody’s and S&P (each as defined below), respectively, applicable at such time to the Index Debt (as defined below).

For purposes of the foregoing, (i) if no rating for the Index Debt shall be available from Moody’s or S&P, such rating agency shall be deemed to have established a rating for Index Debt in Category 2, unless the failure of the rating agencies to rate the Index Debt is not the result of a change in the creditworthiness of the Borrower or the Index Debt and is not within the control of the Borrower, in which case the Borrower and the Lenders shall negotiate in good faith to amend the Bridge Credit Documentation to reflect a new method of determining the Applicable Margin for Term Benchmark Loans, the Applicable Margin for ABR Loans and the Ticking Fee Rate (the “Pricing”), (ii) if the ratings established or deemed to have been established by Moody’s and S&P for the Index Debt shall fall within different Categories, the Pricing shall be based upon the Category in which the higher rating falls unless such rating is two or more Categories above the lower rating, in which case the Pricing will be based on the Category next below that in which the higher rating falls and (iii) if any rating established or deemed to have been established by Moody’s or S&P shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the third Business Day following the date on which such change is first announced by the rating agency making such change. Each such change in the Pricing shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change, or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend the references to specific ratings in this Annex to reflect such changed rating system and, pending the effectiveness of any such amendment, the Category for any Index Debt shall be determined by reference to the rating of such rating agency most recently in effect prior to such change or cessation.

“Index Debt” means senior, unsecured, non-credit enhanced long-term indebtedness of the Borrower.

“Moody’s” means Moody’s Investors Service, Inc.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

Annex I-A-1

Exhibit C

PROJECT NOBLE

Conditions

The availability and funding of the Bridge Facility on the Closing Date shall be subject solely to the satisfaction (or waiver by the Commitment Parties) of the following conditions (subject, in each case, to the Limited Conditionality Provision). Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and in Exhibits A and B.

1. The Borrower shall have executed and delivered the Bridge Credit Documentation on terms consistent with the Commitment Letter, and the Bridge Administrative Agent shall have received:

a.

(i) a customary closing certificate (as to the satisfaction of the closing conditions set forth in Sections 2, 4 and 7 of this Exhibit C), (ii) a customary secretary’s certificate of the Borrower, (iii) customary corporate and organizational documents of the Borrower, (iv) a customary good standing certificate of the Borrower, (v) customary legal opinions, and (vi) a customary notice of borrowing (which shall not contain any representations or warranties and which shall be required to be delivered no later than one Business Day (for any ABR Loan) before the Closing Date or no later than 8 a.m. Eastern Time two Business Days (for any SOFR loan) before the Closing Date); and

b.

a certificate from the chief financial officer (or an authorized representative with equivalent responsibility) of the Borrower, in the form attached as Annex I to this Exhibit C, certifying that the Borrower and its subsidiaries, on a consolidated basis upon giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

2. The Acquisition shall, substantially concurrently with the initial funding of the Bridge Facility, be consummated in all material respects pursuant to the Merger Agreement, and no provision thereof shall have been amended or waived, and no consent shall have been granted under the Merger Agreement, without the prior written consent of the Bridge Lead Arrangers (not to be unreasonably withheld, conditioned or delayed; it being understood that each Bridge Lead Arranger shall be deemed to have consented to such amendment, waiver or consent unless it shall object in writing thereto within two Business Days of being notified of such amendment, waiver or consent) if such amendment, waiver or consent is materially adverse to the Lenders in their capacities as such (it being understood and agreed that (a) amendments, waivers and other changes to the definition of “Company Material Adverse Effect” in the Merger Agreement, and consents given pursuant to such definition, shall in each case be deemed to be materially adverse to the Lenders, (b) any modification, amendment or express waiver or consent by you that results in (x) an increase to the purchase price shall be deemed to not be materially adverse to the Lenders so long as such increase is not funded with the proceeds of indebtedness or is not in excess of 10% of the purchase price and (y) a decrease to the purchase price shall be deemed to not be materially adverse to the Lenders so long as such reduction is less than 10% of the purchase price or, if equal to or greater than 10% (but in any event less than 20%) of the purchase price, such amount so equal to or greater than 10% (but in any event less than 20%) is allocated to reduce the commitments under the Bridge Facility (which, for the avoidance of doubt, will not require the prior written consent of the Bridge Lead Arrangers or any other person), (c) any fluctuation in per share value of the equity consideration component of the consideration under the Merger Agreement will be deemed not to be an amendment, supplement, modification or waiver under the Merger Agreement and (d) any adjustment to the consideration for the Acquisition effected pursuant to the Merger Agreement as in effect on the date of the Commitment Letter will be deemed not to be material and adverse to the interests of the Lenders).

3. The Commitment Parties shall have received (a) audited consolidated balance sheets and related statements of income and cash flows of the Borrower and the Company (to the extent Borrower has received the same under the Merger Agreement), for the three most recently completed fiscal years ended at least 60 days before the Closing Date, (b) unaudited condensed consolidated balance sheets and related statements of income and cash flows of each of the Borrower and the Company (to the extent Borrower has received the same under the Merger Agreement), for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least 40 days before the Closing Date; provided that, for purposes of clauses (a) and (b) above, filing with the SEC of the required financial statements by the Borrower or the Company will satisfy the foregoing applicable requirements and (c) pro forma financial statements of the Borrower, giving effect to the Acquisition and, if not reflected in the historical financial statements of the Company referred to in clauses (a) and (b) above, the separation of the Spinco Business, as applicable, as would be required to be included in a public offering of debt or equity (or equity-linked) securities registered with the SEC under the Securities Act or as required by Regulation S-K and Regulation S-X or any other applicable accounting rules and regulations of the SEC; provided that to the extent such pro forma financial statements are filed by the Borrower, the Spinco Business or the Company with the SEC, the condition set forth in this clause (c) shall be deemed satisfied. The Commitment Parties hereby acknowledge receipt of the financial statements referred to in clause (a) above for Borrower and the Company in respect of the fiscal years ended on or about December 31, 2022, December 31, 2023 and December 31, 2024 and the financial statements referred to in clause (b) above for Borrower and the Company in respect of the fiscal quarters ended on or about March 31, 2025, June 30, 2025 and September 30, 2025.

4. (a) Each of the Merger Agreement Representations shall be true and correct in all material respects, in each case, as of the Closing Date (although any Merger Agreement Representation which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be) solely to the extent required by the Limited Conditionality Provision; and (b) each of the Specified Representations shall be true and correct in all material respects (and in all respects if qualified by a material adverse effect or other materiality qualifier), in each case, as of the Closing Date (although any Specified Representation which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be).

5. The Bridge Administrative Agent shall have received, at least 3 Business Days prior to the Closing Date, all documentation and other information about the Borrower as shall have been reasonably requested in writing by either the Bridge Administrative Agent or by the Bridge Lead Arrangers at least 10 Business Days prior to the Closing Date and required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act (including a Beneficial Ownership Certification from the Borrower in respect of the Beneficial Ownership Regulation); provided, that all requests for such documentation and information shall be made no less than 10 Business Days before the Closing Date.

6. All fees and expenses due and payable to the Commitment Parties and the Lenders and required to be paid on or prior to the Closing Date shall have been paid or shall have been authorized to be deducted from the proceeds of the initial funding under the Bridge Facility, so long as any such fees or expenses not expressly set forth in the Fee Letters have been invoiced not less than three (3) Business Days prior to the Closing Date (except as otherwise reasonably agreed by the Borrower).

7. Since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement as in effect on the date hereof).

Annex I to Exhibit C

FORM OF SOLVENCY CERTIFICATE

[__________], 20[__]

This Solvency Certificate is being executed and delivered pursuant to Section [__] of the [__________] (the “Credit Agreement”), dated as of [______], among Netflix, Inc. (the “Borrower”), the lenders party thereto from time to time and Wells Fargo Bank, National Association, as the administrative agent; the terms defined therein being used herein as therein defined.

I, [__________], the chief financial officer of the Borrower, solely in such capacity and not in an individual capacity, hereby certify that I am the chief financial officer of the Borrower and that I am generally familiar with the businesses and assets of the Borrower and its subsidiaries (taken as a whole), I have made such other investigations and inquiries as I have deemed appropriate and I am duly authorized to execute this Solvency Certificate on behalf of the Borrower pursuant to the Credit Agreement.

I further certify, solely in my capacity as the chief financial officer of the Borrower, and not in my individual capacity, as of the date hereof and immediately after the consummation of the Transactions on the date hereof and immediately following the incurrence of the indebtedness under and after giving effect to the application of the proceeds of the Credit Agreement and any other debt incurred on the date hereof, that, with respect to the Borrower and its subsidiaries on a consolidated basis, (a) the sum of the liabilities of the Borrower and its subsidiaries, on a consolidated basis, does not exceed the present fair saleable value of the assets of the Borrower and its subsidiaries, on a consolidated basis; (b) the capital of the Borrower and its subsidiaries, on a consolidated basis, is not unreasonably small in relation to the business of the Borrower and its subsidiaries, on a consolidated basis, conducted on the date hereof and (c) the Borrower and its subsidiaries, on a consolidated basis, have not incurred, and do not believe that they will incur, debts beyond the ability of the Borrower and its subsidiaries (on a consolidated basis) to pay such debts as they mature. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

NETFLIX, INC.

By:
Name:
Title:

Exhibit 99.1

NETFLIX TO ACQUIRE WARNER BROS. FOLLOWING THE SEPARATION OF DISCOVERY GLOBAL FOR A TOTAL ENTERPRISE VALUE OF $82.7 BILLION

(Equity Value of $72.0 Billion)

Transaction Unites Warner Bros.’ Iconic Franchises and Storied Libraries with Netflix’s Leading Entertainment Service, Creating an Extraordinary Offering for Consumers

Netflix to Maintain Warner Bros.’ Current Operations

Combination Will Offer More Choice and Greater Value for Consumers, Create More Opportunities for the Creative Community and Generate Shareholder Value

Acquisition Will Strengthen the Entertainment Industry

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HOLLYWOOD, Calif., Dec. 5, 2025 — Today, Netflix, Inc. (the Company) and Warner Bros. Discovery, Inc. (WBD) announced they have entered into a definitive agreement under which Netflix will acquire Warner Bros., including its film and television studios, HBO Max and HBO.

The cash and stock transaction is valued at $27.75 per WBD share (subject to a collar as detailed below), with a total enterprise value of approximately $82.7 billion (equity value of $72.0 billion). The transaction is expected to close after the previously announced separation of WBD’s Global Networks division, Discovery Global, into a new publicly-traded company, which is now expected to be completed in Q3 2026.

This acquisition brings together two pioneering entertainment businesses, combining Netflix’s innovation, global reach and best-in-class streaming service with Warner Bros.’ century-long legacy of world-class storytelling. Beloved franchises, shows and movies such as The Big Bang Theory, The Sopranos, Game of Thrones, The Wizard of Oz and the DC Universe will join Netflix’s extensive portfolio including Wednesday, Money Heist, Bridgerton, Adolescence and Extraction, creating an extraordinary entertainment offering for audiences worldwide.

“Our mission has always been to entertain the world,” said Ted Sarandos, co-CEO of Netflix. “By combining Warner Bros.’ incredible library of shows and movies—from timeless classics like Casablanca and Citizen Kane to modern favorites like Harry Potter and Friends—with our culture-defining titles like Stranger Things, KPop Demon Hunters and Squid Game, we’ll be able to do that even better. Together, we can give audiences more of what they love and help define the next century of storytelling.”

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“This acquisition will improve our offering and accelerate our business for decades to come,” continued Greg Peters, co-CEO of Netflix. “Warner Bros. has helped define entertainment for more than a century and continues to do so with phenomenal creative executives and production capabilities. With our global reach and proven business model, we can introduce a broader audience to the worlds they create—giving our members more options, attracting more fans to our best-in-class streaming service, strengthening the entire entertainment industry and creating more value for shareholders.”

“Today’s announcement combines two of the greatest storytelling companies in the world to bring to even more people the entertainment they love to watch the most,” said David Zaslav, President and CEO of Warner Bros. Discovery. “For more than a century, Warner Bros. has thrilled audiences, captured the world’s attention, and shaped our culture. By coming together with Netflix, we will ensure people everywhere will continue to enjoy the world’s most resonant stories for generations to come.”

Combination Will Offer More Choice, More Opportunities, More Value

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Complementary strengths and assets: Warner Bros.’ studios are world-class, with Warner Bros. recognized as a leading supplier of television titles and filmed entertainment. HBO and HBO Max also provide a compelling, complementary offering for consumers. Netflix expects to maintain Warner Bros.’ current operations and build on its strengths, including theatrical releases for films.

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More choice and greater value for consumers: By adding the deep film and TV libraries and HBO and HBO Max programming, Netflix members will have even more high-quality titles from which to choose. This also allows Netflix to optimize its plans for consumers, enhancing viewing options and expanding access to content.

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A stronger entertainment industry: This acquisition will enhance Netflix’s studio capabilities, allowing the Company to significantly expand U.S. production capacity and continue to grow investment in original content over the long term which will create jobs and strengthen the entertainment industry.

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More opportunities for the creative community: By uniting Netflix’s member experience and global reach with Warner Bros.’ renowned franchises and extensive library, the Company will create greater value for talent—offering more opportunities to work with beloved intellectual property, tell new stories and connect with a wider audience than ever before.

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More value for shareholders: By offering members a wider selection of quality series and films, Netflix expects to attract and retain more members, drive more engagement and generate incremental revenue and operating income. The Company also expects to realize at least $2-3 billion of cost savings per year by the third year and expects the transaction to be accretive to GAAP earnings per share by year two.

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Transaction Details and Timing

Under the terms of the agreement, each WBD shareholder will receive $23.25 in cash and $4.501 in shares of Netflix common stock for each share of WBD common stock outstanding at the closing of the transaction. The transaction values Warner Bros. Discovery at $27.75 per share, implying a total equity value of approximately $72.0 billion and an enterprise value of approximately $82.7 billion

In June 2025, WBD announced plans to separate its Streaming & Studios and Global Networks divisions into two separate publicly traded companies. This separation is now expected to be completed in Q3 2026, prior to the closing of this transaction. The newly separated publicly traded company holding the Global Networks division, Discovery Global, will include premier entertainment, sports and news television brands around the world including CNN, TNT Sports in the U.S., and Discovery, free-to-air channels across Europe, and digital products such as Discovery+ and Bleacher Report.

The stock component is subject to a collar under which WBD shareholders will receive Netflix stock valued at $4.50 per share, provided the 15-day volume weighted average price (“VWAP”) of Netflix stock price (measured three trading days prior to closing) falls between $97.91 and $119.67. If the VWAP is below $97.91, WBD shareholders will receive 0.0460 Netflix shares for each WBD share. If the VWAP is above $119.67, WBD shareholders will receive 0.0376 Netflix shares for each WBD share.

The transaction was unanimously approved by the Boards of Directors of both Netflix and WBD. In addition to the completion of the separation of Discovery Global (WBD’s Global Networks business), completion of the transaction is subject to required regulatory approvals, approval of WBD shareholders and other customary closing conditions. The transaction is expected to close in 12-18 months.

Moelis & Company LLC is acting as Netflix’s financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel. Wells Fargo is acting as an additional financial advisor and, along with BNP and HSBC, is providing committed debt financing related to the transaction.

Allen & Company, J.P. Morgan and Evercore are serving as financial advisors to Warner Bros. Discovery and Wachtell Lipton, Rosen & Katz and Debevoise & Plimpton LLP are serving as legal counsel.

Webcast

Netflix will conduct a conference call today at 5:00am PT/8:00am ET to discuss the contents of this release. A link to the live webcast of the conference call will be available at https://ir.netflix.net/.

[1]	Reflects a 10% symmetrical collar.

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Contacts

Netflix

Lowell Singer

VP, Investor Relations

(818) 434-2141

Emily Feingold

VP, Communications

(323) 287-0756

Warner Bros. Discovery

Andrew Slabin

Investor Relations

(212) 548-5544

andrew.slabin@wbd.com

Peter Lee

Investor Relations

(212) 548-5907

peter.lee@wbd.com

Robert Gibbs

Press Contact

(347) 268-3017

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Merger”) between Netflix, Inc. (“Netflix”) and Warner Bros. Discovery, Inc. (“WBD”), Netflix intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the Merger and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the Merger. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the Merger. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the Merger.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE MERGER AND RELATED MATTERS.

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The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx. The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com.

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the Merger under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 17, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix’s and WBD’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Merger and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Merger or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Merger on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Global Networks business and Streaming and Studios business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the Merger; (ii) failure to realize the anticipated benefits of the Merger, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the Merger that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the Merger will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Merger; (ix) uncertainty as to the long-term value of Netflix’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Merger that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the Merger that may

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impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the Merger, will be more fully discussed in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the registration statement to be filed with the SEC in connection with the separation. While the list of factors presented here is, and the list of factors presented in the Registration Statement and Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. The forward-looking statements included in this communication are made only as of the date hereof. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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